     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1997



                                                      REGISTRATION NO. 333-28529

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          OHIO                                    3641                               34-1803229
(STATE OF INCORPORATION)              (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
                                      CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                             2307 EAST AURORA ROAD
                                   SUITE ONE
                              TWINSBURG, OH 44087
                           TELEPHONE: (216) 963-6680

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                   WAYNE R. HELLMAN, CHIEF EXECUTIVE OFFICER
                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                             2307 EAST AURORA ROAD
                                   SUITE ONE
                              TWINSBURG, OH 44087
                           TELEPHONE: (216) 963-6680

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ------------------

      The Commission is requested to send copies of all communications to:

          JAMES S. HOGG, ESQ.                ANDREW M. TUCKER, ESQ.
COWDEN, HUMPHREY & SARLSON CO., L.P.A.           KING & SPALDING
          1414 TERMINAL TOWER                 191 PEACHTREE STREET
          CLEVELAND, OH 44113                   ATLANTA, GA 30303
            (216) 241-2880                       (404) 572-4600

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

                        CALCULATION OF REGISTRATION FEE


===================================================================================================================
                                                             PROPOSED MAXIMUM   PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF             AMOUNT TO BE      OFFERING PRICE       AGGREGATE          AMOUNT OF
      SECURITIES TO BE REGISTERED          REGISTERED(1)        PER SHARE        OFFERING PRICE    REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...........  3,450,000 Shares        $25 1/2(2)      $ 87,975,000(2)      $ 26,660(3)
===================================================================================================================


(1) Includes 450,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on the last reported sale price of the Common Stock on the Nasdaq National Market on June 3, 1997.



(3) Previously paid.

                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DUE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                       CROSS-REFERENCE SHEET REQUIRED BY
                          REGULATION S-K, ITEM 501(b)

            ITEM NUMBER AND CAPTION                          CAPTION IN PROSPECTUS
------------------------------------------------  -------------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.....  Outside Front Cover Page of Prospectus
  2. Inside Front and Outside Back Cover Pages
     of Prospectus..............................  Inside Front Cover; Available Information
  3. Summary Information, Risk Factors and Ratio
     of Earnings to Fixed Charges...............  Prospectus Summary; Risk Factors
  4. Use of Proceeds............................  Use of Proceeds
  5. Determination of Offering Price............  Not Applicable
  6. Dilution...................................  Not Applicable
  7. Selling Security Holders...................  Principal and Selling Shareholders
  8. Plan of Distribution.......................  Front Cover Page; Underwriters
  9. Description of Securities to be
     Registered.................................  Description of Capital Stock
 10. Interests of Named Experts and Counsel.....  Legal Matters
 11. Information with Respect to the
     Registrant.................................  Prospectus Summary; Recent Developments;
                                                  Background of the Company; Common Stock
                                                  Price Range and Dividend Policy;
                                                  Capitalization; Selected Financial Data;
                                                  Management's Discussion and Analysis of
                                                  Financial Condition and Results of
                                                  Operations; Business; Management; Certain
                                                  Transactions; Principal and Selling
                                                  Shareholders
 12. Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities................................  Not Applicable

                                EXPLANATORY NOTE



     This Registration Statements contains two forms of prospectus: one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front cover pages.



     The form of the U.S. Prospectus is included herein and the form of the front cover page of the International Prospectus follows the front cover page of the U.S. Prospectus.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS (Subject to Completion)                             [U.S. Prospectus]


Issued June 10, 1997


                                3,000,000 Shares

                               ADVANCED LIGHTING
                               TECHNOLOGIES, INC.
                                  COMMON STOCK
                               ------------------

OF THE 3,000,000 SHARES OF COMMON STOCK OFFERED HEREBY, 2,400,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
     UNDERWRITERS AND 600,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
        "UNDERWRITERS." THE COMMON STOCK OF THE COMPANY IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ADLT." ON JUNE 9,
           1997, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK
              ON THE NASDAQ NATIONAL MARKET WAS $23 1/2 PER SHARE.
                               ------------------


   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                               PRICE $   A SHARE
                               ------------------

                                                                UNDERWRITING
                                            PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                             PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                       ------------------    ------------------    ------------------
Per Share..........................            $                     $                     $
Total (3)..........................            $                     $                     $

---------------
    (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


    (2) Before deducting expenses payable by the Company estimated at $675,000.



    (3) The Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 450,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to Selling Shareholders will be $        ,
        $        and $        , respectively. The Company will not receive any
        proceeds from the sale of Shares by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriters."

                               ------------------
     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery
of the Shares will be made on or about             , 1997, at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                               ------------------

MORGAN STANLEY DEAN WITTER
                PRUDENTIAL SECURITIES INCORPORATED
                               RAYMOND JAMES & ASSOCIATES, INC.
               , 1997
Advanced Logo

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                      [International Prospectus]


PROSPECTUS (Subject to Completion)


Issued June 10, 1997

                                3,000,000 Shares

                               ADVANCED LIGHTING
                               TECHNOLOGIES, INC.
                                  COMMON STOCK
                               ------------------

OF THE 3,000,000 SHARES OF COMMON STOCK OFFERED HEREBY, 600,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE
   INTERNATIONAL UNDERWRITERS AND 2,400,000 SHARES ARE BEING OFFERED
   INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE
     "UNDERWRITERS." THE COMMON STOCK OF THE COMPANY IS QUOTED ON THE
     NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ADLT." ON JUNE 3, 1997, THE
       REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ
                    NATIONAL MARKET WAS $23 1/2 PER SHARE.
                               ------------------


   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------


                               PRICE $   A SHARE
                               ------------------

                                                                UNDERWRITING
                                            PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                             PUBLIC            COMMISSIONS(1)          COMPANY(2)
                                       ------------------    ------------------    ------------------
Per Share..........................            $                     $                     $
Total (3)..........................            $                     $                     $

---------------

    (1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."


    (2) Before deducting expenses payable by the Company estimated at $675,000.



    (3) The Selling Shareholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 450,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to Selling Shareholders will be $        ,
        $        and $        , respectively. The Company will not receive any
        proceeds from the sale of Shares by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriters."

                               ------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by King & Spalding, counsel for the Underwriters. It is expected that delivery
of the Shares will be made on or about             , 1997, at the office of
Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                               ------------------

MORGAN STANLEY DEAN WITTER

                PRUDENTIAL-BACHE SECURITIES

                               RAYMOND JAMES & ASSOCIATES, INC.

               , 1997

Advanced Logo

                              [INSIDE FRONT COVER]



                    [FOUR PRODUCT PICTURES WITH DESCRIPTIVE


                   CAPTION: "MATERIALS," "SYSTEM COMPONENTS,"


                           "EQUIPMENT" AND "SYSTEMS"]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Available Information.................................................................    4
Prospectus Summary....................................................................    5
Risk Factors..........................................................................    9
Recent Developments...................................................................   14
Background of the Company.............................................................   15
Use of Proceeds.......................................................................   17
Common Stock Price Range and Dividend Policy..........................................   18
Capitalization........................................................................   19
Selected Financial Data...............................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   22
Business..............................................................................   31
Management............................................................................   44
Certain Transactions..................................................................   49
Principal and Selling Shareholders....................................................   51
Description of Capital Stock..........................................................   52
Shares Eligible for Future Sale.......................................................   55
Certain United States Federal Tax Consequences for Non-United States Holders..........   57
Underwriters..........................................................................   60
Legal Matters.........................................................................   63
Experts...............................................................................   63
Index to Financial Statements.........................................................  F-1


                            ------------------------


     Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with this offering and may bid for, and purchase shares of the Common Stock in the open market. In addition, Underwriters and selling group members may engage in passive market making. For a description of these activities, see "Underwriters."


IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."

                             AVAILABLE INFORMATION


     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Common Stock offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits and schedules for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules forming a part thereof can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the following regional offices of the Commission:
7 World Trade Center, Suite 1300, New York, NY 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web ("Web") site that contains registration statements filed by registrants, including the Company, which file electronically. The address of the Commission's Web site is http://www.sec.gov.



     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files annual reports, containing audited financial statements and a report thereon expressed by independent auditors, quarterly reports for the first three fiscal quarters of each year, containing certain unaudited interim financial information, proxy statements and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities and Web site described above.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The Company was formed on May 19, 1995 and acquired ownership, primarily by merger (the "Combination"), of affiliated companies that were previously under common ownership and management (the "Predecessors"). Unless the context otherwise requires, the "Company" refers to Advanced Lighting Technologies, Inc., its subsidiaries and the Predecessors. Unless the context otherwise requires, the information in this Prospectus gives effect to this offering of Common Stock (the "Offering") and, except as otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Industry data in this Prospectus with respect to the lighting market is reported on a calendar year basis and includes the industrial, commercial and residential sectors, but not the automotive sector. Such industry data is derived from selected reports published by the National Electrical Manufacturers Association ("NEMA").

                                  THE COMPANY


     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines superior energy efficient illumination with long lamp life, excellent color rendition and compact lamp size. The Company believes that it is the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, the Company has developed substantial expertise in all aspects of metal halide lighting. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced product development and manufacturing capabilities.


     The metal halide market is the fastest growing segment of the domestic lighting market, having grown at a compound annual rate of approximately 15% since 1993. The Company's strong market position, new product development capabilities and participation in international markets have enabled the Company to increase its revenues at rates in excess of the growth of the domestic metal halide market. The Company's sales increased at a compound annual growth rate of 32.9% to $54.6 million in fiscal 1996 from $30.9 million in fiscal 1994, as the Company has become a vertically integrated provider of metal halide products. The Company has experienced growth in net sales in each of the past 15 consecutive quarters and the Company's sales increased 63.0% to $60.8 million in the nine months ended March 31, 1997 from $37.3 million in the nine months ended March 31, 1996.

     The Company has integrated vertically to design, manufacture and market:
(i) materials necessary for the manufacture of metal halide lamps (light bulbs);
(ii) system components necessary to assemble metal halide lighting systems; and
(iii) complete metal halide lighting systems for use or installation by an end user. This integration is illustrated by the following list of principal products:


-----------------------------     -----------------------------      -------------------------
MATERIALS                         SYSTEM COMPONENTS                  SYSTEMS
-----------------------------     -----------------------------      -------------------------
  Metal Halide Salts               Lamps (Light Bulbs):               Portable Lighting
  Electrodes                              Specialty                    Fixtures(1)
  Amalgams                                Commodity                      Fiber Optic Lighting(1)
  Getters                             Power Supplies:                    Projection TV Optical
                                          Magnetic                         Systems(2)
                                          Electronic
                                      System Controls and
                                      Switches
                                      Fiber Optic Cable


---------------

(1) Recent commercial introduction
(2) Currently in development

     The Company also designs, manufactures and markets turnkey lamp production equipment groups that are typically sold to international manufacturers. Such equipment is sold to existing lamp manufacturers or to joint ventures formed by the Company in developing markets. The Company generates revenue from the initial sale of its production equipment and recurring sales of the materials used in lamp production. The Company has also begun to manufacture and sell photometric measuring equipment and to market internationally its power supply production equipment.


     The Company produces over 300 ultra-pure metal halide salts and believes that it produces 100% of the metal halide salts used in the manufacture of metal halide lamps in the United States and over 80% of salts used worldwide. Metal halide salts are the primary ingredient within the arc tube of metal halide lamps and determine the lighting characteristics of the lamp. The Company currently markets over 240 specialty and 40 commodity-type metal halide lamps, giving it the most diverse product line of any metal halide lamp manufacturer. In addition, the Company offers more than 400 power supply products for metal halide and other discharge lamp systems.

METAL HALIDE

     Invented approximately 35 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of any available lighting technology. Metal halide lighting is currently used primarily in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. In addition, due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to "metal halidize" applications currently dominated by older incandescent and fluorescent lighting technologies. For example, a 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. While domestic sales of incandescent and fluorescent lamps grew at a compound annual rate of approximately 5% over the last three years, domestic metal halide lamp sales have grown at a compound annual rate of approximately 15% over the same period, making metal halide the fastest growing segment of the approximately $2.7 billion domestic lamp market. In 1996, metal halide accounted for approximately 7% of domestic lamp sales.

     The Company believes that the majority of the growth of metal halide has occurred in commercial and industrial applications. Recently, metal halide systems have been introduced in fiber optic, projection television and automotive headlamp applications. The Company believes that additional opportunities for metal halide lighting exist in other applications where energy efficiency and light quality are important. As a result of the Company's dominant position in metal halide materials and lamp production equipment, the Company expects to benefit from continued growth in metal halide markets. In addition, the Company expects to be a leader in metal halide's continued market expansion by providing innovative metal halide system components and integrated systems.

STRATEGY


     The Company's operating strategies include: (i) remaining focused on the metal halide market; (ii) continuing to pursue vertical integration to expand the Company's ability to introduce new products and applications; and (iii) strengthening the Company's relationships with original equipment manufacturers ("OEMs") and lighting agents to increase the number of applications and the penetration of the Company's products in new metal halide installations. The Company's growth strategy contains four key elements:



     - Introduce New Products, Systems and Applications. The Company intends to develop new products, system components and systems which will permit metal halide to penetrate lighting applications that are currently dominated by older lighting technologies. To further the Company's integrated systems strategy, the Company acquired two manufacturers of power supplies, emphasizing metal halide lighting systems. The Company can now package lamps together with power supplies and other system components, ensuring compatibility and quality, increasing the marketability of these system components to OEM customers and accelerating introduction of new systems.

     - Increase Sales of Existing Products. By expanding existing relationships and developing new relationships with lighting agents and OEMs, the Company expects to increase sales of existing specialty lamps and power supplies. The Company also expects its sales of replacement bulbs to increase as the installed base of the Company's specialty lamps increases and such lamps need to be replaced.


     - Participate in Growing International Markets. Because the Company expects that international growth of metal halide lighting products and systems will exceed domestic growth, the Company intends to directly market its products in developed countries and to pursue joint venture arrangements in developing countries to accelerate metal halide's penetration of international markets.



     - Penetrate the Residential Lighting Market. Over the longer term, the Company intends to penetrate the residential lighting market with metal halide table and floor lamps as well as products designed for residential recessed and track lighting applications. The Company has recently introduced a limited range of metal halide residential lighting fixtures and also has developed a "gear pack" which permits existing incandescent table or floor lamp designs to be adapted to the Company's MICROSUN(TM) technology.


                                     THE OFFERING


Common Stock offered by the Company:
  U.S. Offering...............................  2,400,000
  International Offering......................  600,000
                                                ----------
     Total....................................  3,000,000
                                                ==========
Common Stock to be outstanding after the
  Offering (1)................................  16,430,731 shares
Use of proceeds...............................  To repay the Company's term loan facility and amounts outstanding under its domestic
                                                revolving credit facilities, including
                                                borrowings incurred to fund the purchase of
                                                the power supply business of W. J. Parry &
                                                Co. (Nottingham) Ltd., to fund capital
                                                expenditures and to fund the Company's
                                                anticipated cash contribution to the proposed
                                                fiber optic lighting systems joint venture
                                                with Rohm and Haas Company. The remaining
                                                proceeds will be used for general corporate
                                                purposes, including investments in joint
                                                ventures, acquisitions and working capital.
                                                See "Use of Proceeds."
Nasdaq National Market Symbol.................  ADLT


---------------


(1) Does not include 954,002 shares of Common Stock reserved for issuance under the Company's 1995 Incentive Award Plan (the "Incentive Award Plan"), of which options to purchase 926,112 shares of Common Stock had been granted and were outstanding as of May 28, 1997. See "Management -- Incentive Award Plan." Does not include 100,000 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan (the "Employee Stock Purchase Plan").

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              NINE MONTHS ENDED
                                                                  MARCH 31,              FISCAL YEAR ENDED JUNE 30,
                                                             -------------------      ---------------------------------
                                                              1997        1996         1996         1995         1994
                                                             -------     -------      -------      -------      -------
                                                             (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales................................................  $60,776     $37,295      $54,636      $40,767      $30,938
  Costs and expenses:
    Cost of sales (1)......................................   32,463      19,957       29,164       21,899       17,253
    Selling, general and administrative(1).................   15,953      10,259       14,907       11,833        8,400
    Research and development...............................    4,268       1,714        3,000        1,673        1,006
    Amortization of intangible assets(1)...................      199          63           90           55           55
    Settlement of claim....................................      771(2)       --           --           --           --
    Noncash settlement of claim............................       --       2,732(3)     2,732(3)        --           --
    Reorganizing and restructuring.........................       --          --           --         (121)(4)      852(4)
                                                             -------     -------      -------      -------      -------
  Income from operations...................................    7,122       2,570        4,743        5,428        3,372
  Interest expense, net....................................      139       1,087        1,316        2,074        2,095
                                                             -------     -------      -------      -------      -------
  Income before income taxes and extraordinary items.......    6,983       1,483        3,427        3,354        1,277
  Income taxes (5).........................................    2,481         525          910          212           71
                                                             -------     -------      -------      -------      -------
  Income before extraordinary items........................    4,502         958        2,517        3,142        1,206
  Extraordinary gain (charge)..............................       --        (135)(6)     (135)(6)     (253)(7)       --
                                                             -------     -------      -------      -------      -------
  Net income...............................................  $ 4,502     $   823      $ 2,382      $ 2,889      $ 1,206
                                                             =======     =======      =======      =======      =======
  Income (loss) per share(8):
    Before extraordinary items.............................  $   .33     $  (.04)     $   .12      $   .10      $   .13
    Extraordinary items....................................       --        (.02)        (.01)        (.03)          --
                                                             -------     -------      -------      -------      -------
    Net income (loss)......................................  $   .33     $  (.06)     $   .11      $   .07      $   .13
                                                             =======     =======      =======      =======      =======
  Shares used for computing per share amounts (8)..........   13,503       8,999        9,479        7,818        7,818
                                                             =======     =======      =======      =======      =======



                                                                                              AS OF MARCH 31, 1997
                                                                                           ---------------------------
                                                                                            ACTUAL      AS ADJUSTED(9)
                                                                                           --------     --------------
                                                                                                   (UNAUDITED)
BALANCE SHEET DATA:

  Cash, cash equivalents and short-term investments......................................  $ 16,437        $ 31,637(10)
  Working capital........................................................................    43,393          58,593
  Total assets...........................................................................   112,320         149,420(10)
  Total long-term debt...................................................................    22,952           3,257
  Total shareholders' equity.............................................................    63,158         129,458


---------------


(1) Beginning with the nine month period ended March 31, 1997, the components of selling, general and administrative expenses were disaggregated to report separately marketing and selling expenses and general and administrative expenses. See "Condensed Consolidated Statements of Operations (Unaudited)." Also, beginning with the nine month period ended March 31, 1997, amortization of intangible assets was reported as a separate component of costs and expenses. Amortization of intangible assets for all periods presented above has been reclassified to conform with this presentation. Previously, amortization of intangible assets for fiscal 1996 was included in cost of sales, and for fiscal 1995 and earlier years was included in interest expense.



(2) On March 1, 1996, a former shareholder of the holding company ("VLI") for the Company's largest Predecessor, Venture Lighting International, Inc. ("Venture"), asserted a claim against certain officers and directors of the Company, and subsequently against the Company, seeking $3,600 in damages relating to the redemption of his VLI shares prior to the Combination. On August 23, 1996, another former VLI shareholder filed a similar claim against the Company and such officers and directors seeking damages of $1,600. On November 29, 1996, the Company and such officers and directors entered into a settlement of both claims for an aggregate amount of $475. The pretax charge of $771 in the second quarter of fiscal 1997 represents the $475 settlement plus legal and other directly-related costs, net of anticipated insurance recoveries.



(3) On October 27, 1995, several former VLI shareholders, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interests of other shareholders of the Company. The settlement was recorded as a noncash expense and an increase in paid-in capital in December 1995.


(4) In fiscal 1994, the Company recorded a provision of $852 for the costs, principally inventory and equipment write-downs, in connection with exiting a product line unrelated to lighting. In fiscal 1995, the disposition plan was revised, resulting in a reduction of the original estimate by $121.

(5) At June 30, 1996, the Company had net operating loss tax carryforwards of approximately $8,200, which expire in fiscal years 2006 through 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(6) In fiscal 1996, the Company incurred an extraordinary loss on the early extinguishment of debt of $135. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(7) In fiscal 1995, the Company incurred an extraordinary loss on the early extinguishment of debt of $253. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(8) Net income per share is based upon the income attributable to common shareholders. Such income has been decreased by preferred stock dividends and increases in the value of warrants aggregating $1,350 ($.15 per share) in the nine months ended March 31, 1996, $1,350 ($.14 per share) in fiscal 1996, $2,360 ($.30 per share) in fiscal 1995 and $170 ($.02 per share) in fiscal 1994. See Note K to "Notes to Consolidated Financial Statements."



(9) As adjusted to give effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby at the assumed public offering price of
   $23 1/2 (the last reported sale price for the Common Stock on June 9, 1997), after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds therefrom. See "Use of Proceeds."



(10) Total assets includes approximately (i) $16,900 for capital expenditures over the next 12 months and (ii) $5,000 as the cash contribution to the proposed Rohm and Haas joint venture. Pending such use, the Company would have, as of March 31, 1997, cash, cash equivalents and short-term investments of $53,537.

                                  RISK FACTORS


     This Prospectus contains statements which constitute forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) potential acquisitions or joint ventures by the Company;
(ii) the use of the proceeds of the Offering; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) continued growth of the metal halide lighting market; (vi) the Company's operating strategy and growth strategy; (vii) the declaration and payment of dividends; and (viii) litigation affecting the Company. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences.


     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.

DEPENDENCE ON METAL HALIDE INDUSTRY

     The Company derives substantially all of its net sales and net income from the sale of metal halide materials, system components and production equipment and the Company's current operations and growth strategy are focused on the metal halide lighting industry. Metal halide is the newest of all commercial lighting technologies, and metal halide lamp sales represented approximately 7% of domestic lamp sales in 1996. Fluorescent and incandescent lamps represented approximately 87% of domestic lamp sales in 1996. The Company's success has been attributable to the increased usage of metal halide lighting in commercial and industrial applications and its future results are dependent upon the further growth of metal halide lighting in these and other applications. There can be no assurance that metal halide products will continue to gain market share within the overall lighting market or that better lighting technologies will not be introduced, displacing metal halide lighting in the market. See
"Business -- Lighting Industry."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

     The Company has experienced significant growth in recent years, which has placed, and could continue to place, a significant strain on its management, employees, finances and operations. To manage growth effectively, the Company must continue to implement changes in many aspects of its business, expand its information systems, increase the capacity and productivity of its materials, system components and production equipment operations, develop its metal halide systems capability and hire, develop, train and manage an increasing number of managerial, production and other employees. Certain of the Company's product line extensions have been, or will be, effected through acquisitions, and the success of these acquisitions will depend on the integration of the acquired operations with the Company's existing operations. If management is unable to anticipate or manage growth effectively, or unable to successfully integrate acquired operations, the Company's operating results could be adversely affected. See "Business -- Growth Strategy."

COMPETITION

     The Company competes with General Electric Company and its subsidiaries ("General Electric" or "GE"), Philips Electronics N.V. ("Philips") and Siemens A.G.'s OSRAM/Sylvania, Inc. subsidiary ("Sylvania") in the sale of metal halide lamps and with these and a number of other firms that manufacture and sell various other types of lamps. The Company estimates, based on published industry data for 1996, that these three companies had a combined domestic market share of approximately 80% for metal halide lamps and approximately 95% of the total domestic lamp market. Accordingly, these companies dominate the lamp industry and exert significant influence over the channels through which all lamp products, including those of the Company, are distributed and sold. These companies have significantly longer operating histories, substantially greater financial, technical and other resources, and larger marketing and distribution organizations than the Company. Although GE, Philips and Sylvania each have focused their efforts on the larger incandescent and fluorescent markets, all three companies produce metal halide lamps and Philips produces power supplies. These three companies have emphasized sales of a relatively small variety of commodity-type metal halide products (such as those found in the most common commercial and industrial applications), which the Company believes represent approximately 75% of total metal halide lamp sales. There can be no assurance that these companies will not increase their efforts with respect to metal halide system components, including specialty lamps, or expand their product lines to compete with the Company's products. See "Business -- Competition."

RELATIONSHIPS WITH GENERAL ELECTRIC AND OTHER MAJOR LAMP MANUFACTURERS


     As described above under "Competition," the Company competes with GE, Philips and Sylvania in the sale of its products, and these three companies dominate the manufacturing, distribution and sale of lighting products. Notwithstanding this competition, the Company purchases a significant quantity of its raw materials and private label lamps from these three companies (aggregating $10.5 million in fiscal 1996, of which $8.2 million was from GE, and $10.4 million in the nine months ended March 31, 1997, of which $6.9 million was from GE) and derives significant revenue from sales of its materials and system components to each of these three companies (aggregating $10.3 million in fiscal 1996, of which $5.7 million was to GE, and $6.2 million in the nine months ended March 31, 1997, of which $3.9 million was to GE). Any significant change in the Company's relationships with these companies, or in the manner in which these companies participate in the manufacturing, distribution and sale of metal halide lighting products, could have a material adverse effect on the Company. GE currently holds 535,887 shares of Common Stock, which after completion of the Offering will represent approximately 3.3% of the issued and outstanding Common Stock of the Company. See "Business -- Lighting Industry."


ABILITY TO DEVELOP AND BROADEN PRODUCT CATEGORIES


     The Company has recently broadened its system components product line. The Company also has recently introduced a limited range of products for residential use and expects to develop additional types of metal halide lighting systems. The marketing efforts and strategies for such product extensions are substantially different from those associated with the Company's historical operations. There can be no assurance that the Company will be successful in adding new products to its current product categories or in developing new categories of products. See "Business -- Products."


DEPENDENCE UPON NEW PRODUCT INTRODUCTIONS

     The Company's historical success has been attributable, in large part, to the introduction of new products in each of its product lines to meet the requirements of its customers. The Company's future success will depend upon its continued ability to develop and introduce innovative products, and there can be no assurance of the Company's ability to do so. Even if a new product is developed for a particular type of lighting fixture or application, the product may not be commercially successful in the lighting market. In addition, competitors occasionally have followed the Company's introduction of successful products with similar product offerings. As a result of these and other factors, there can be no assurance that the Company will continue to be successful in introducing new products. See "Business -- Product Design and Development."

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS

     The Company has derived an increasing portion of its net sales from its international business with international revenues representing 49.2% of the Company's net sales for the nine months ended March 31, 1997. The Company's international joint ventures and operations and its export sales are subject to the risks inherent in doing business abroad, including delays in shipments, adverse fluctuations in currency exchange rates, increases in import duties and tariffs and changes in foreign regulations and political climate. The Company's joint ventures and operations in foreign countries have been and will be granted rights to use the Company's technology. While the Company will attempt to protect its intellectual property rights in these foreign joint ventures and operations, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. See "Business -- Growth Strategy."


PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

     The Company relies on trade secret, trademark and patent laws to protect its rights to certain aspects of its products, including proprietary manufacturing processes and technologies, product research and concepts and trademarks, all of which the Company believes are important to the success of its products and its competitive position. There can be no assurance that the actions taken by the Company to protect its proprietary rights will be adequate to prevent imitation of its products, processes or technology, that the Company's proprietary information will not become known to competitors, that the Company can effectively protect its rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on the Company's intellectual property rights. No assurance can be given that others will not assert rights in, and ownership of, the patents and other proprietary rights of the Company.

     In recent years, the Company has successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of the Company's trade secrets or other intellectual property rights could require the Company to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject the Company to the loss of its rights to a particular trade secret, trademark or patent, could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's results of operations. See "Business -- Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent on the continued services of Wayne R. Hellman, the Company's founder, President, Chief Executive Officer and principal shareholder. Mr. Hellman and the Company have entered into an employment agreement providing for a term ending December 31, 1998. However, the loss of the services of Mr. Hellman for any reason could have a material adverse effect on the Company. The Company maintains key man life insurance with respect to Mr. Hellman in the amount of $3.0 million and on certain other members of senior management. See "Management -- Employment and Consulting Agreements."

CONTROL BY PRINCIPAL SHAREHOLDER


     Upon completion of the Offering, Mr. Hellman will own beneficially, directly and indirectly, approximately 13.5% of the Company's outstanding shares of Common Stock (12.3% if the Underwriters' over-allotment option is exercised in full). Upon completion of the Offering, Mr. Hellman will, individually and as voting trustee under a voting trust entered into by certain existing shareholders of the Company or through irrevocable proxies, have the power to vote an aggregate of 32.0% of the Company's outstanding shares of Common Stock (29.3% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Hellman will be able to significantly influence, and may be able effectively to control, all matters requiring shareholder approval, including the election of directors (and thereby the affairs and management of the Company), amendments to the Company's Articles of Incorporation, mergers, share exchanges, the sale of all or substantially all of the Company's assets, going private transactions and other fundamental transactions. The factors described above, individually or in the aggregate, could adversely affect the market price of the Common Stock. See "Principal and Selling Shareholders" and "Description of Capital Stock."

ENVIRONMENTAL REGULATION

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials as well as laws relating to occupational health and safety. The Company believes that its business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future. See
"Business -- Environmental Regulation."

CERTAIN ANTITAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Code of Regulations (by-laws) and Ohio law may make a change in the control of the Company more difficult to effect, even if a change in control were in the shareholders' interest. The Company's Articles of Incorporation allow the Board of Directors to determine the terms of preferred stock which may be issued by the Company without approval of the holders of the Common Stock. The ability of the Company to issue preferred stock in such manner could enable the Board of Directors to prevent changes in the management and control of the Company. The Board of Directors is divided into three classes of directors elected for staggered three-year terms. Such staggered terms may affect the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock -- Certain Provisions of the Company's Articles of Incorporation" and "-- Certain Provisions of Ohio Law."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock first became publicly traded in December 1995. Since then, the per share price of the Common Stock has risen substantially from the initial public offering price of $10.00 per share. During and after the Offering, the market price of the Common Stock may be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, announcements of material events by the Company, developments in the lighting industry or other events or factors. The market price of the Common Stock also may be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, changes in general conditions in the economy or the financial markets could adversely affect the market price of the Common Stock.

DISCRETION AS TO THE USE OF PROCEEDS


     The Company has not yet identified specific uses for approximately $15 million of the net proceeds from the Offering. The Company's management will retain broad discretion to allocate net proceeds. Purchasers of the shares of Common Stock offered hereby will be entrusting funds to the Company's management, upon whose judgment they must depend. Purchasers have limited information concerning the general corporate purposes to which such funds may be applied, including investments in joint ventures, acquisitions and working capital requirements. See "Use of Proceeds."


SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 16,430,731 shares of Common Stock outstanding. Of these shares, 9,546,323 shares (9,996,323 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. The remaining 6,884,222 shares outstanding (6,434,222 shares if the Underwriters' over-allotment option is exercised in full) are "Restricted Securities" as that term is defined in Rule 144 of the Securities Act and fall into two categories, "Rule 144 Shares" consisting of 6,757,299 shares and "Regulation S Shares" consisting of 126,923 shares. In addition, 954,002 shares of Common Stock are reserved under the Incentive Award Plan for exercises of stock options granted by the Company, of which options to purchase 926,112 shares had been granted and were outstanding as of May 28, 1997, of which 129,565 are exercisable within 60 days of the date of this Prospectus and 100,000 shares of Common Stock are reserved for purchase under the Employee Stock Purchase Plan. The Company has registered the issuance of Common Stock in connection with the exercise of options under the Incentive Award Plan and purchases under the Employee Stock Purchase Plan and, consequently, when such shares are purchased, such shares will be available for sale in the public market without restriction, to the extent they are not held by affiliates.



     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 164,307 shares based upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than two years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Except for 88,024 shares of Common Stock issued in 1997 in connection with acquisitions and subject to the agreement described in the next following paragraph, all shares of Restricted Securities are eligible for sale under Rule 144.



     Each of the Company, the Selling Shareholders, the Company's officers and directors, GE and Venture Lighting Japan, who, upon completion of the Offering, will own in the aggregate 5,822,060 shares (5,372,060 shares if the Underwriters' over-allotment option is exercised in full), have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, during the period ending 90 days after the date hereof, other than (a) the shares of Common Stock offered hereby, (b) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (c) any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company or (d) with respect to any Selling Shareholder, any sale of shares of Common Stock, which are subject to an existing pledge or other security arrangement on the date hereof of which the Underwriters have been advised in writing, in good faith pursuant to the terms of such pledge or arrangement.


     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

     Following the Offering, the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

                              RECENT DEVELOPMENTS


     To expand the Company's ability to develop and market new products and metal halide lighting systems, the Company has recently entered into a number of transactions:



     On June 2, 1997, the Company purchased the system component manufacturing and operating assets of W. J. Parry & Co. (Nottingham) Ltd. ("Parry"), a manufacturer and marketer of magnetic power supplies for high intensity discharge lighting systems, based in the United Kingdom. The assets are held by the Company's newly-formed United Kingdom subsidiary which has 171 employees. The assets include a 100,000 square foot manufacturing and warehousing facility in Draycott, England. The purchase price for this acquisition was approximately $8.5 million in cash, which the Company financed through borrowings under its domestic revolving loan. See "Use of Proceeds."



     On May 6, 1997, the Company entered into a joint development agreement with Rohm and Haas Company ("Rohm and Haas"), for the development of advanced fiber optic cable systems using metal halide lamps. The Company is presently negotiating with Rohm and Haas to form a joint venture focused on the manufacture and sale of fiber optic cable and illuminators and fiber optic lighting systems. No assurance can be given that the negotiations will be successfully completed, that the joint venture will be formed or that the joint venture, if formed, will successfully develop or commercialize products. During December 1996, the Company, acquired all of the assets and assumed certain liabilities of Cable Lite Corporation, a designer, manufacturer and marketer of fiber optic cable and fiber optic lighting systems, for 50,000 shares of Common Stock (and up to 50,000 additional shares of Common Stock if the average price per share in May 1998 is less than $30.00). If the proposed joint venture with Rohm and Haas is formed, the Company expects that its capital contribution will consist of $5.0 million, the Cable Lite operation and the Company's other fiber optic system assets.



     On April 2, 1997, the Company invested approximately $3.8 million of cash in exchange for a 30% interest in Koto Luminous Co., Ltd., the Company's sole agent in Japan. Subsequent to the date of investment, Koto Luminous, a maker and distributor of metal halide lamps, began doing business under the name Venture Lighting Japan. Using the proceeds of the investment and an additional investment by a Koto affiliate, Venture Lighting Japan will equip and operate a metal halide lamp manufacturing facility in Japan, which is expected to begin operations in October 1997.



     On February 11, 1997, the Company expanded its system components offerings by acquiring Ballastronix, Inc. ("Ballastronix"), a Canadian company focused on designing, manufacturing and marketing magnetic power supplies for high intensity discharge and fluorescent lighting systems. The consideration for the acquisition was approximately $5.5 million and 38,024 shares of Common Stock.


     On January 31, 1997, the Company completed the purchase, for approximately $600,000, of certain assets of Web Design Associates, Inc., a company engaged in consumer product design and development which was used initially to facilitate introduction of the Company's residential products. During November 1996, the Company entered into a 50% joint venture in the formation of Lighting Professionals, Inc., to provide technical services and designs for advanced optical system components not manufactured by the Company, such as reflectors and shrouds, used in conjunction with metal halide lighting systems.

                           BACKGROUND OF THE COMPANY

THE COMBINATION

     The Company was formed as an Ohio corporation on May 19, 1995. Through the Combination, the Company acquired 17 affiliated operating corporations that were previously under common ownership and management, each of which is engaged in some aspect of the metal halide lighting business. The Combination was effected in October 1995 through a series of mergers or stock exchanges in which the Predecessors' shareholders received Common Stock, except that certain investors and former employees of the Predecessors received cash for their shares. The principal owners of the Predecessors were Wayne R. Hellman, Louis S. Fisi, David
L. Jennings, Robert S. Roller, James F. Sarver and Juris Sulcs, all currently executive officers or employees of the Company. In the Combination, Messrs. Hellman, Fisi, Jennings, Roller, Sarver and Sulcs received 3,125,153 shares, 657,112 shares, 858,145 shares, 500,668 shares, 459,485 shares and 449,299 shares of Common Stock, respectively. See "Certain Transactions -- The Combination."

HISTORY


     The Company's business was established in 1983 by Wayne R. Hellman, the Company's current Chief Executive Officer, and certain key employees of the Company to focus on the design and manufacture of metal halide lamps. Management initially acquired an entity engaged in the production of metal halide salts necessary to make metal halide lamps and founded a lamp manufacturer soon thereafter. The Company produced its first metal halide lamp in 1985 and, over the next several years, designed, introduced and manufactured a wide range of specialty metal halide lamps, as well as certain commodity-type lamps. The Company continued to grow its business with specific focus on metal halide technology. In order to support the growth of its metal halide operations, the Company manufactured and sold non-metal halide products such as high pressure sodium lamps. To gain entrance into the European lamp market, the Company acquired a German quartz halogen lamp manufacturer in 1984, which was sold in 1990, as described below.


     The Company financed early operations through a combination of venture capital financing and significant bank borrowing. The Company experienced significant growth between fiscal 1983 and fiscal 1989, with metal halide products representing slightly less than half of the Company's net sales in fiscal 1989. In January 1989, the senior lender to Venture, requested that it obtain alternative financing sources for the approximately $32.0 million of bank debt which Venture then had outstanding. However, Venture was unable to consummate alternative financing arrangements that would have retired the outstanding debt because of its venture capital investor's refusal to accept the terms and values offered for its investment in Venture in two potential transactions with major lamp manufacturers. In June 1990, Venture and the venture capital investor negotiated an exchange of the investor's preferred equity for subordinated notes of Venture. Following this exchange, Venture was able to reduce the $32.0 million of indebtedness owed to its senior lender to $6.7 million by December 1990 through dispositions of certain subsidiaries, including its German quartz halogen lamp manufacturer. As a result of these dispositions, non-metal halide product sales declined to approximately 17% of net sales in fiscal 1991.

     During fiscal 1992, Venture was unsuccessful in refinancing the remaining outstanding senior debt, which had risen to $8.0 million at June 30, 1992 and was limited to that amount by its senior lender. As a result, Venture experienced working capital constraints, and its management made a strategic decision to refocus its manufacturing operations on the core business of specialty metal halide lamps. Venture contracted its operations by significantly reducing the number of product lines it manufactured, reducing its work force by approximately 50 employees and eliminating its second manufacturing shift. The Company's principal products became materials, lamps and production equipment, which remain its principal products today.

     At the end of fiscal 1992, the senior lender expressed its intention not to further extend the term of the remaining bank debt. Although Venture was in default of certain covenants, it had never missed a scheduled interest or principal payment to the senior lender. Unable to obtain acceptable refinancing, Venture voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code on July 29, 1992. Venture successfully emerged from Chapter 11 protection in July 1993. The Company's net sales declined to $25.5 million in fiscal 1993 from $26.4 million in fiscal 1992. During fiscal 1993, the Company maintained substantially all of its relationships with existing customers and suppliers. As part of the plan of reorganization, Venture's management received complete ownership of Venture for an additional equity investment of $250,000. Venture's reorganization was facilitated by financing arrangements totalling $8.0 million provided by GE (the "GE Loan"), which were personally guaranteed by Mr. Hellman. In addition, at this time, the Company issued to GE a warrant to purchase common stock of Venture (the "GE Warrant"). In connection with the Company's initial public offering, GE received $3.0 million in cash plus 5.0% of the Company's then outstanding Common Stock in exchange for the cancellation of the GE Warrant and for other consideration. In addition, with a portion of the proceeds of the initial public offering (approximately $400,000), the Company paid all amounts remaining to be paid pursuant to the plan of reorganization.

EXECUTIVE OFFICES

     The Company's principal executive offices are located at 2307 East Aurora Road, Suite One, Twinsburg, Ohio 44087 and its telephone number is (216) 963-6680.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 3,000,000 shares of Common Stock offered hereby, based on an assumed offering price of $23 1/2 per share of Common Stock (the last reported sale price for the Common Stock on the Nasdaq National Market on June 9, 1997) and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $66.3 million. If the Underwriters' over-allotment option is exercised, the Company will not receive any of the proceeds from the sale by the Selling Shareholders of shares of Common Stock.



     The Company intends to use the net proceeds of the Offering as follows: (i) approximately $29.2 million to repay indebtedness, including (a) $21.2 million outstanding under its revolving credit facilities, which bear interest at a formula rate, which was 8.5% at May 31, 1997 and mature in March 1999, of which approximately $8.5 million was incurred to fund the purchase of the power supply manufacturing and operating assets of Parry, approximately $600,000 was used to complete the purchase of certain assets of Web Design Associates, Inc. and approximately $700,000 was used in the formation of Lighting Professionals, Inc.; and (b) approximately $8.0 million to repay the Company's term loan facility, which matures in March 1999 and bears interest at a formula rate, which was 8.5% at May 31, 1997, of which facility approximately $5.5 million was used to finance the cash portion of the Ballastronix acquisition; (ii) approximately $16.9 million for capital expenditures, consisting principally of expansion of manufacturing facilities or acquisition of manufacturing equipment over the next 12 months; and (iii) approximately $5.0 million as the Company's cash contribution to the proposed fiber optic lighting system joint venture with Rohm and Haas. See "Recent Developments." The balance of the net proceeds will be used for general corporate purposes, including investments in joint ventures, acquisitions and working capital. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."



     The Company has from time to time engaged in discussions with respect to possible acquisitions. While it has no present commitments or agreements with respect to any material acquisition, the Company is actively investigating acquisitions in complementary manufacturing business lines which would further the Company's vertical integration efforts or broaden applications for metal halide technology and has had preliminary discussions with several acquisition candidates. No assurance can be given that any such transaction can be successfully negotiated or completed or that available proceeds from the Offering will be sufficient to fund acquisitions identified by the Company.


     Pending such uses, the net proceeds will be invested in short term, investment-grade securities, certificates of deposit, or direct or guaranteed obligations of the United States government.

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     Since December 12, 1995, the Common Stock has been quoted on the Nasdaq National Market under the symbol "ADLT." The following table sets forth for the periods indicated the range of high and low closing sale prices for the Common Stock, as reported on the Nasdaq National Market.


                                                                          HIGH    LOW
                                                                         --------------
    Fiscal Year Ended June 30, 1996
      Second Quarter (beginning December 12, 1995)....................... $10 1/4 $    10
      Third Quarter......................................................  14 7/8   7 5/8
      Fourth Quarter.....................................................  18 1/4  12 5/8
    Fiscal Year Ending June 30, 1997
      First Quarter......................................................  19 7/8  13 1/8
      Second Quarter.....................................................  25 1/4  16 3/8
      Third Quarter......................................................  27 1/4      22
      Fourth Quarter (through June 9, 1997)..............................  26 1/8      19



     A recent reported last sale price for the Common Stock as reported on the Nasdaq National Market is set forth on the cover page of this Prospectus. On May 28, 1997, there were approximately 224 holders of record of the Common Stock.


     The Company has never declared or paid a dividend on its Common Stock. The Company does not intend to declare or pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. The Company's revolving credit facility prohibits payment of dividends on the Common Stock without the prior consent of the lender, which consent may not be withheld unreasonably.

                                 CAPITALIZATION


     The table below sets forth the Company's short-term debt and current portion of long-term debt and capitalization at March 31, 1997 and as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company (at an assumed offering price of $23 1/2 per share) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                          AS OF MARCH 31, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Short-term debt and current portion of long-term debt..................  $ 1,400      $   1,400
                                                                         =======       ========
Long-term debt.........................................................  $22,952      $   3,257
Shareholders' equity:
  Common Stock, $.001 par value; 80,000,000 shares authorized;
     13,430,731 shares issued and outstanding and 16,430,731 shares
     issued and outstanding, as adjusted(1)............................       13             16
  Additional paid-in capital...........................................   58,815        125,112
  Retained earnings....................................................    4,330          4,330
                                                                         -------       --------
     Total shareholders' equity........................................   63,158        129,458
                                                                         -------       --------
     Total capitalization..............................................  $86,110      $ 132,715
                                                                         =======       ========


---------------


(1) Does not include 954,002 shares of Common Stock reserved for issuance under the Incentive Award Plan, of which options to purchase 926,112 shares of Common Stock had been granted and were outstanding as of May 28, 1997. See "Management -- Incentive Award Plan." Does not include 100,000 shares reserved for issuance under the Employee Stock Purchase Plan.

                            SELECTED FINANCIAL DATA


     The following table contains certain selected consolidated and combined financial data and is qualified by the more detailed Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus. The balance sheet data as of June 30, 1995 and 1996 and the income statement data for each of the fiscal years ended June 30, 1994, 1995 and 1996 are derived from the audited Consolidated Financial Statements of the Company included herein. The balance sheet data as of June 30, 1993 and 1994 and the income statement data for the fiscal year ended June 30, 1993 are derived from the audited Combined Financial Statements of the Company's Predecessor companies. The balance sheet data as of June 30, 1992 and the income statement data for the fiscal year ended June 30, 1992 have been derived from the unaudited Combined Financial Statements of the Company's Predecessor companies. The balance sheet data as of March 31, 1997 and the income statement data for the nine months ended March 31, 1996 and 1997 have been derived from the Unaudited Consolidated Financial Statements of the Company, which have been prepared by management on the same basis as the audited Consolidated Financial Statements of the Company, and, in the opinion of management, include all adjustments consisting of normal recurring accruals which the Company considers necessary for a fair presentation of the results for such periods. The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.



                                          NINE MONTHS ENDED
                                              MARCH 31,                            FISCAL YEAR ENDED JUNE 30,
                                       ------------------------     --------------------------------------------------------
                                           1997          1996        1996        1995        1994        1993         1992
                                       ------------     -------     -------     -------     -------     -------      -------
                                             (UNAUDITED)       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales...........................   $ 60,776       $37,295     $54,636     $40,767     $30,938     $25,455      $26,416
  Costs and expenses:
    Cost of sales (1).................     32,463        19,957      29,164      21,899      17,253      17,033       16,240
    Selling, general and
      administrative(1)...............     15,953        10,259      14,907      11,833       8,400       5,500        6,677
    Research and development..........      4,268         1,714       3,000       1,673       1,006       1,166        1,203
    Amortization of intangible
      assets(1).......................        199            63          90          55          55          55           55
    Settlement of claim...............        771(2)         --          --          --          --          --           --
    Noncash settlement of claim.......         --         2,732(3)    2,732(3)       --          --          --           --
    Reorganizing and restructuring....         --            --          --        (121)(4)     852(4)    7,152(5)        --
                                         --------       -------     -------     -------     -------     -------      -------
  Income (loss) from operations.......      7,122         2,570       4,743       5,428       3,372      (5,451)       2,241
  Interest expense, net...............        139         1,087       1,316       2,074       2,095         883(6)     1,636
                                         --------       -------     -------     -------     -------     -------      -------
  Income (loss) before income taxes
    and extraordinary items...........      6,983         1,483       3,427       3,354       1,277      (6,334)         605
  Income taxes(7).....................      2,481           525         910         212          71          48          101
                                         --------       -------     -------     -------     -------     -------      -------
  Income (loss) before extraordinary
    items.............................      4,502           958       2,517       3,142       1,206      (6,382)         504
  Extraordinary gain (charge).........         --          (135)(8)    (135)(8)    (253)(9)      --      11,368(10)       --
                                         --------       -------     -------     -------     -------     -------      -------
  Net income (loss)...................   $  4,502       $   823     $ 2,382     $ 2,889     $ 1,206     $ 4,986      $   504
                                         ========       =======     =======     =======     =======     =======      =======
  Income (loss) per share(11):
    Before extraordinary items........   $    .33       $  (.04)    $   .12     $   .10     $   .13     $  (.96)     $  (.01)
    Extraordinary items...............         --          (.02)       (.01)       (.03)         --        1.45           --
                                         --------       -------     -------     -------     -------     -------      -------
    Net income (loss).................   $    .33       $  (.06)    $   .11     $   .07     $   .13     $   .49      $  (.01)
                                         ========       =======     =======     =======     =======     =======      =======
Shares used for computing per share
  amounts(11).........................     13,503         8,999       9,479       7,818       7,818       7,818        7,818
                                         ========       =======     =======     =======     =======     =======      =======



                                       AS OF MARCH                                       AS OF JUNE 30,
                                           31,                      --------------------------------------------------------
                                           1997                      1996        1995        1994        1993         1992
                                       ------------                 -------     -------     -------     -------      -------
                                       (UNAUDITED)                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and
    short-term investments............   $ 16,437                   $ 1,682     $ 1,030     $   663     $ 1,095      $   315
  Working capital (deficit)...........     43,393                    17,341        (870)        (25)        853       (8,448)
  Total assets........................    112,320                    56,297      29,402      23,454      23,001       27,631
  Total long-term debt................     22,952                    11,034       8,853       7,821      10,246       11,737
  Total shareholders' equity
    (deficit).........................     63,158                    26,594      (1,035)      1,165        (320)      (4,345)


---------------
(Footnotes on following page)

---------------


 (1) Beginning with the nine month period ended March 31, 1997, the components of selling, general and administrative expenses were disaggregated to report separately marketing and selling expenses and general and administrative expenses. See "Condensed Consolidated Statements of Operations (Unaudited)." Also, beginning with the nine month period ended March 31, 1997, amortization of intangible assets was reported as a separate component of costs and expenses. Amortization of intangible assets for all periods presented above has been reclassified to conform with this method of presentation. Previously, amortization of intangible assets for fiscal 1996 was included in cost of sales, and for fiscal 1995 and earlier years was included in interest expense.



 (2) On March 1, 1996, a former VLI shareholder, asserted a claim against certain officers and directors of the Company, and subsequently against the Company, seeking $3,600 in damages relating to the redemption of his VLI shares prior to the Combination. On August 23, 1996, another former VLI shareholder filed a similar claim against the Company and such officers and directors seeking damages of $1,600. On November 29, 1996, the Company and such officers and directors entered into a settlement of both claims for an aggregate amount of $475. The pretax charge of $771 in the second quarter of fiscal 1997 represents the $475 settlement plus legal and other directly-related costs, net of anticipated insurance recoveries.



 (3) On October 27, 1995, several former VLI shareholders, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interests of other shareholders of the Company. The settlement was recorded as a noncash expense and an increase in paid-in capital of the Company in December 1995.


 (4) In fiscal 1994, the Company recorded a provision of $852 for the costs, principally inventory and equipment write-downs, in connection with exiting a product line unrelated to lighting. In fiscal 1995, the disposition plan was revised resulting in a reduction of the original estimate by $121.

 (5) On July 29, 1992, Venture, though never having missed any scheduled payments on its then existing senior debt was unable to refinance such senior debt, and therefore voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code. Venture emerged from such protection in July 1993. While under such protection, the Company maintained substantially all of its relationships with existing customers and suppliers. See "Background of the Company -- History." The one-time reorganization charge of $7,152 in fiscal 1993 consisted of the write-downs related to disposal of assets for exiting certain product lines, professional fees and administrative expense.

 (6) While under Chapter 11 protection during fiscal 1993, Venture was not required to accrue interest on certain outstanding indebtedness, which, if accrued, would have increased interest expense by approximately $507.

 (7) At June 30, 1996, the Company had net operating loss tax carryforwards of approximately $8,200, which expire in fiscal years 2006 through 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (8) In fiscal 1996, the Company incurred an extraordinary loss on the early extinguishment of debt of $135. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

 (9) In fiscal 1995, the Company incurred an extraordinary loss on the early extinguishment of debt of $253. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) Upon emergence of Venture from Chapter 11 reorganization, the Company recognized an extraordinary gain in fiscal 1993 from the discharge of certain indebtedness.


(11) Net income per share is based upon the income attributable to common shareholders. Such income has been decreased by preferred stock dividends and increases in the value of warrants aggregating $1,350 ($.15 per share) in the nine months ended March 31, 1996, $1,350 ($.14 per share) in fiscal 1996, $2,360 ($.30 per share) in fiscal 1995, $170 ($.02 per share) in fiscal 1994, and $1,131 ($.14 per share) in fiscal 1993. See Note K to "Notes to Consolidated Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in connection with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company designs, manufactures and markets metal halide lighting products, including materials, system components, systems and production equipment. Metal halide lighting is currently used primarily in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores.

     The Company previously categorized its products as lamps, components and production equipment. The Company has broadened the scope of its product categories and continues to integrate vertically, expanding its product categories to include metal halide lighting systems. The category "System Components" includes all components used in lighting systems, including lamps, power supplies, switches and fiber optic cable, expanding the previous "Lamps" category. The category "Materials" includes materials necessary for the manufacture of system components, including metal halide salts, electrodes, amalgams and getters, all products formerly classified as "Components." The category "Production Equipment" includes lamp production equipment, historically the entire category, and is expected to include photometric measurement equipment and turnkey production equipment groups for other system components in the future. The category "Systems" includes complete lighting systems for use or installation by an end user, and would include, for example, portable light fixtures for residential use and fiber optic lighting systems.

     The following table sets forth the product category contributions to the Company's net sales for the periods indicated:

                                                 NINE MONTHS
                                                    ENDED
                                                  MARCH 31,           FISCAL YEAR ENDED JUNE 30,
                                               ----------------      ----------------------------
                                               1997       1996       1996        1995       1994
                                               -----      -----      -----       -----      -----
System Components............................   71.8%      74.0%      74.3%       68.8%      73.8%
Materials....................................   14.2       20.8       19.5        23.8       23.0
Production Equipment.........................   13.0        5.2        6.2         7.4        3.2
Systems......................................    1.0        N/A        N/A         N/A        N/A
                                               -----      -----      -----       -----      -----
                                               100.0%     100.0%     100.0%      100.0%     100.0%
                                               =====      =====      =====       =====      =====

     System components, materials and systems revenue is recognized when products are shipped, and production equipment revenue is recognized under the percentage of completion method.


     Consistent with the Company's strategy for new product introductions, the Company invests substantial resources in research and development to engineer materials and system components to be included in customers specialized lighting systems. Over the last three fiscal years, the Company has spent an aggregate of $5.7 million on research and development, representing 4.5% of aggregate net sales over that period. During the nine months ended March 31, 1997, the Company spent $4.3 million on research and development, representing 7.0% of net sales for that period. Such expenditures have enabled the Company to introduce new specialized products, develop new applications for metal halide lighting and improve the quality of its materials. The Company has spent additional amounts for manufacturing process and efficiency enhancements, which were charged to cost of goods sold when incurred. The Company expects to continue spending approximately 7.0% to 7.5% of net sales on research and development in the future to enhance its position as the leading innovator in the metal halide lighting industry.


     In addition to specific factors affecting the Company's results of operations as discussed below, certain factors typically recur from period to period. The primary components of the cost of sales are purchased materials, fixed overhead and labor production costs. Purchased materials include quartz used in lamp production as well as packaging materials. Selling, general, and administrative ("SG&A") expenses include costs related to developing, advertising, marketing and selling the Company's products, as well as infrastructure costs for management and systems. While certain SG&A costs vary with the level of net sales, many are relatively fixed over fairly wide ranges of unit volume.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net sales, certain items in the Company's consolidated income statement for the indicated periods:


                                               NINE MONTHS ENDED
                                                   MARCH 31,          FISCAL YEAR ENDED JUNE 30,
                                               -----------------      ---------------------------
                                               1997        1996       1996       1995       1994
                                               -----       -----      -----      -----      -----
Net sales....................................  100.0%      100.0%     100.0%     100.0%     100.0%
Costs and expenses:
  Cost of sales..............................   53.4        53.5       53.4       53.7       55.8
  Selling, general and administrative........   26.2        27.5       27.3       29.0       27.2
  Research and development...................    7.0         4.6        5.5        4.1        3.3
  Amortization of intangible assets..........     .3          .2         .2         .1         .2
  Settlement of claim........................    1.3          --         --         --         --
  Noncash settlement of claim................     --         7.3        5.0         --         --
  Reorganizing and restructuring.............     --          --         --        (.3)       2.8
                                               -----       -----      -----      -----      -----
Income from operations.......................   11.7         6.9        8.7       13.3       10.9
Interest expense, net........................     .2         2.9        2.4        5.1        6.8
                                               -----       -----      -----      -----      -----
Income before income taxes and extraordinary
  items......................................   11.5         4.0        6.3        8.2        4.1
Income taxes.................................    4.1         1.4        1.7         .5         .2
                                               -----       -----      -----      -----      -----
Income before extraordinary items............    7.4         2.6        4.6        7.7        3.9
Extraordinary gain (charge)..................     --         (.4)       (.2)       (.6)        --
                                               -----       -----      -----      -----      -----
Net income...................................    7.4%       2.2%        4.4%       7.1%       3.9%
                                               =====       =====      =====      =====      =====



     Beginning with the nine month period ended March 31, 1997, the components of "Selling, general and administrative" expense were disaggregated to report separately "Marketing and selling," expenses and "General and administrative" expenses. See "Condensed Consolidated Statements of Operations (Unaudited)." Also, beginning with the nine month period ended March 31, 1997, amortization of intangible assets was reported as a separate component of costs and expenses. Amortization of intangible assets for all periods presented above has been reclassified to conform with this presentation. Previously, amortization of intangible assets for fiscal 1996 was included in cost of sales, and for fiscal 1995 and earlier years was included in interest expense.


NINE MONTHS ENDED MARCH 31, 1997 COMPARED WITH NINE MONTHS ENDED MARCH 31, 1996


     Net sales. Net sales increased 63.0% to $60.8 million for the nine months ended March 31, 1997 from $37.3 million for the nine months ended March 31, 1996. This increase consisted primarily of a $12.5 million increase in lamp sales, a $6.0 million increase in lamp production equipment sales, a $2.1 million increase in materials sales and a $2.5 million increase from the Company's newly-acquired power supply business, Ballastronix. The increase in lamp and materials sales arose primarily from increased unit volume, while the increase in equipment sales was attributable to an increase in equipment contracts for the sale of lamp production equipment currently in-progress, as compared with the number of contracts in-progress during the first three quarters of fiscal 1996.

     Cost of Sales. Cost of sales increased 62.7% to $32.5 million in the nine months ended March 31, 1997 from $20.0 million in the same period of the preceding year. As a percentage of net sales, cost of sales remained relatively constant at 53.4% during the nine months ended March 31, 1997 compared to 53.5% in the nine months ended March 31, 1996.



     Marketing and Selling Expenses. Marketing and selling expenses increased 79.7% to $10.5 million in the nine months ended March 31, 1997 from $5.9 million in the nine months ended March 31, 1996. Marketing and selling expenses, as a percentage of net sales, increased to 17.3% during the first nine months of fiscal 1997, from 15.7% in the same period of fiscal 1996. The increase primarily reflects increased spending to develop new domestic and foreign market opportunities.



     General and Administrative Expenses. General and administrative expenses increased 23.3% to $5.4 million in the nine months ended March 31, 1997 from $4.4 million in the comparable period of fiscal 1996. As a percentage of net sales, general and administrative expenses decreased to 8.9% in the first nine months of fiscal 1997 from 11.8% in the same period of fiscal 1996. The decrease primarily reflects a spending growth rate considerably lower than sales increases, through the leveraging of fixed costs as sales levels increase.



     Research and Development Expenses. Research and development expenses increased to $4.3 million in the nine months ended March 31, 1997, a 149.0% increase over the $1.7 million incurred in the comparable period of fiscal 1996. As a percentage of net sales, research and development expenses increased to 7.0% in the first nine months of fiscal 1997 from 4.6% in the first nine months of fiscal 1996. The increase reflected the Company's continued emphasis on the development of additional commercial and industrial products, the introduction of new lamp types, and metal halide systems development.



     Settlement of Claims. On March 1, 1996, a former shareholder of VLI asserted a claim against certain officers and directors of the Company, and subsequently against the Company, seeking $3.6 million in damages relating to the redemption of his VLI shares prior to the Combination. On August 23, 1996, another former shareholder of VLI filed a similar claim against the Company and such officers and directors seeking damages of $1.6 million. On November 29, 1996, the Company and such officers and directors entered into a settlement of both claims for an aggregate amount of $475,000. The pretax charge of $771,000 in the nine month period ended March 31, 1997 represents the $475,000 settlement plus legal and other directly-related costs, net of anticipated insurance recoveries.



     On October 27, 1995, several former shareholders of VLI, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former shareholders (the "Settlement") whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of Common Stock to the former shareholders. Since the Settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interests of other shareholders of the Company. The Settlement was recorded as a noncash expense and an increase in paid-in capital in December 1995.



     Income from Operations. As a result of the aforementioned factors, including the effects of the settlements of claims discussed previously, income from operations during the nine months ended March 31, 1997 increased to $7.1 million from $2.6 million during the nine months ended March 31, 1996. As a percentage of net sales, income from operations increased to 11.7% in the first nine months of fiscal 1997 from 6.9% in the first nine months of fiscal 1996.



     Interest Expense. Interest expense decreased 37.4%, to $749,000 during the nine months ended March 31, 1997 as compared to $1.2 million for the comparable period of the preceding year. This decrease resulted from lower average debt outstanding during the first nine months of fiscal 1997, as compared to the first nine months of fiscal 1996.



     Interest Income. Interest income increased to $610,000 during the nine month period ended March 31, 1997, as compared to $110,000 in the nine months ended March 31, 1996. This increase is attributable to the short-term investments and cash equivalents arising from the availability of the net proceeds of the common stock offering completed during July 1996.



     Income Taxes. Income tax expense increased to $2.5 million for the nine months ended March 31, 1997, from $525,000 for the comparable period of the preceding year. The increase was caused by the utilization of net operating loss carryforwards ("NOLs") with the reversal of applicable valuation allowances in the first nine months of fiscal 1996 as compared with the utilization of NOLs in the first nine months of fiscal 1997 with no related valuation allowance reversal.


     At June 30, 1996, the Company had United States NOLs for tax purposes of approximately $8.2 million to offset future taxable income. These NOLs expire in the fiscal years 2006 through 2011.

     Extraordinary Charge. The Company recorded a $135,000 extraordinary charge (net of applicable income tax benefits of $91,000) in the nine months ended March 31, 1996, representing costs associated with the early extinguishment of debt.

FISCAL 1996 COMPARED WITH FISCAL 1995

     Net Sales. Net sales increased 34.0% to $54.6 million for fiscal 1996 from $40.8 million for fiscal 1995. This increase consisted of an $11.6 million increase in system component sales, a $1.8 million increase in materials sales, and the remainder from increased production equipment sales. The increase in system component and materials sales arose primarily from increased unit volume in all major lamp sales channels and material categories and increased sales of new products.

     Cost of Sales. Cost of sales increased 33.6% to $29.3 million for fiscal 1996 from $21.9 million for fiscal 1995. As a percentage of net sales, cost of sales decreased to 53.4% for fiscal 1996 from 53.7% for fiscal 1995. This slight decrease was primarily the result of improved margins on system components and materials sales, which were somewhat offset by transitional costs of operational integration associated with the acquisition of Current Industries.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 26.0% to $14.9 million for fiscal 1996 from $11.8 million for fiscal 1995. As a percentage of net sales, such expenses decreased to 27.3% in fiscal 1996 from 29.0% in fiscal 1995. The percentage decrease reflects lower general and administrative expenses as a percentage of sales partially offset by (i) higher spending related to significant promotional activities for new product introductions, (ii) increased marketing focus on replacement lamp sales in the U.S. and (iii) costs associated with Japanese market penetration.

     Research and Development Expense. Research and development expenses increased 79.0% to $3.0 million for fiscal 1996 from $1.7 million for fiscal 1995. As a percentage of net sales, research and development expenses increased to 5.5% for fiscal 1996 from 4.1% for fiscal 1995. These increases arose from increased spending for the: (i) expansion of the line of new lamps intended to replace many first generation metal halide lamps in industrial and commercial applications; (ii) development and testing of electronic power supply systems and (iii) development of new materials for the world's major lighting manufacturers.


     Noncash Settlement of Claim and Restructuring Credit. As discussed in Note I to the Consolidated Financial Statements, on October 27, 1995, several former VLI shareholders whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into the Settlement whereby they transferred, from their personal holdings, an aggregate of 273,185 shares of Common Stock to the former shareholders. Since the Settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interests of other shareholders of the Company. The Settlement was recorded as a noncash expense and an increase in paid-in capital in December 1995.


     The Company recorded a $121,000 credit to operating expenses in fiscal 1995. This credit resulted from a revision of the Company's plan of disposition for exiting a product line unrelated to lighting. There was no such credit in fiscal 1996.

     Income from Operations. As a result of the factors discussed above, including the effects of the noncash charge for the Settlement and the restructuring credit, income from operations decreased 12.6% to $4.7 million in fiscal 1996 from $5.4 million in fiscal 1995. As a percentage of net sales, income from operations decreased to 8.7% in fiscal 1996 from 13.3% in fiscal 1995. Excluding the noncash charge for the Settlement during fiscal 1996 and the restructuring credit recognized in fiscal 1995, income from operations for fiscal 1996 would have increased to $7.5 million from $5.4 million in fiscal 1995. As a percentage of net sales, income from operations would have increased to 13.7% in fiscal 1996 from 13.2% in fiscal 1995.

     Interest Expense, Net. Interest expense decreased 36.5% to $1.3 million for fiscal 1996 from $2.1 million for fiscal 1995. This decrease resulted from lower average debt outstanding, lower noncash amortization of debt issuance costs and higher interest income for fiscal 1996 as compared to the average debt outstanding, noncash amortization of debt issuance costs and interest income for fiscal 1995.

     Income Taxes. Income tax expense for fiscal 1996 increased by $698,000 from fiscal 1995 primarily due to higher state and local income taxes and an increase in deferred tax expense attributable to accelerated depreciation for tax purposes. As of June 30, 1996, the Company's available NOLs were approximately $8.2 million and will expire in fiscal years 2006 through 2011.

     Extraordinary Item. The Company recorded a $135,000 extraordinary charge (net of applicable income taxes of $91,000) during fiscal 1996, representing costs associated with the early extinguishment of debt using a portion of the net proceeds from its initial public offering. In fiscal 1995, the Company recorded a $253,000 extraordinary charge (net of applicable income taxes of $168,000), which also represented costs associated with the early extinguishment of debt.

FISCAL 1995 COMPARED WITH FISCAL 1994

     Net Sales. Net sales increased 31.8% to $40.8 million for fiscal 1995 from $30.9 million for fiscal 1994. This increase consisted of a $5.2 million increase in system component sales, a $2.6 million increase in materials sales and a $2.0 million increase in production equipment sales. System component sales increased primarily as a result of new product introductions and higher unit volumes. Unit lamp sales increased even though the lamp manufacturing operations experienced capacity constraints during the first half of fiscal 1995. The addition of a second shift in January 1995 doubled annual production capacity from 700,000 lamps to 1.4 million lamps. Materials sales increased primarily as a result of higher unit volumes driven by substantial growth in global metal halide lamp sales. Production equipment sales increased as a result of the shipment of a complete production equipment group to a lamp manufacturer in the People's Republic of China in April 1995.

     Cost of Sales. Cost of sales increased 26.9% to $21.9 million for fiscal 1995 from $17.3 million for fiscal 1994. Cost of sales as a percentage of net sales decreased to 53.7% in fiscal 1995 from 55.8% in fiscal 1994. This decrease was due primarily to increased sales of higher margin materials and production equipment, which increased to 23.8% and 7.4%, respectively, of fiscal 1995 net sales from 23.0% and 3.2%, respectively, of fiscal 1994 net sales. In addition, the Company experienced higher margins on materials sales during fiscal 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 40.8% to $11.8 million for fiscal 1995 from $8.4 million for fiscal 1994. Selling, general and administrative expenses as a percentage of net sales increased to 29.1% in fiscal 1995 from 27.2% in fiscal 1994. This increase was due primarily to: (i) a greater percentage of international sales of system components on which the Company pays higher commission rates; (ii) increased spending on employee incentive programs; and
(iii) non-recurring organizational expenses associated with the Combination, which amounted to approximately $176,000.

     Research and Development Expenses. Research and development expenses increased 66.6% to $1.7 million for fiscal 1995 from $1.0 million for fiscal 1994. Research and development expenses as a percentage of net sales increased to 4.1% in fiscal 1995 from 3.2% in fiscal 1994. This increase was due primarily to increased spending on new commercial and industrial lamp development and materials quality improvement. As a result of the increase in research and development, the Company introduced more new products in fiscal 1995 than it had in any prior year. The Company introduced the Energy Master Plus(TM) product line in fiscal 1995, targeted at many large industrial and commercial applications currently served by first generation metal halide lamps.

     Reorganizing and Restructuring Expenses (Credit). The Company recorded a $121,000 restructuring credit in fiscal 1995 compared to an $852,000 restructuring charge in fiscal 1994. The fiscal 1995 credit resulted from a revision in the Company's plan of disposition for exiting its nonlamp materials product line.

     Income from Operations. As a result of the above factors, income from operations increased 61.0% to $5.4 million for fiscal 1995 from $3.4 million for fiscal 1994. Income from operations as a percentage of net sales increased to 13.3% in fiscal 1995 from 10.9% in fiscal 1994. Excluding the effects of the restructuring credit for fiscal 1995 and the restructuring charge for fiscal 1994, income from operations increased 25.6% to $5.3 million for fiscal 1995 from $4.2 million for fiscal 1994. As a percentage of net sales, income from operations would have decreased to 13.0% in fiscal 1995 from 13.7% in fiscal 1994.

     Income Taxes. Income taxes increased to $212,000 for fiscal 1995 from $71,000 for fiscal 1994. The difference between the effective tax rate and the statutory tax rate is primarily attributable to the reversal of valuation allowances due to utilization of NOLs. As of June 30, 1995, the Company had NOLs of approximately $11.0 million available to offset future taxable income, which expire in fiscal 2006 through fiscal 2010.

     Extraordinary Charge. The Company recorded a $253,000 extraordinary charge in fiscal 1995 representing costs associated with the early extinguishment of debt. Such debt was extinguished in October 1994 and refinanced at a lower interest rate.

UNAUDITED SELECTED QUARTERLY RESULTS

     The unaudited selected consolidated quarterly results for each of the seven quarters ended March 31, 1997 are presented for informational purposes only and do not purport to project the Company's results of operations for any future period. The unaudited selected quarterly results should be read in conjunction with the historical Consolidated Financial Statements of the Company and the related Notes thereto and other financial information included elsewhere in this Prospectus.


                                                                            THREE MONTHS ENDED
                                        -------------------------------------------------------------------------------------------
                                        MARCH 31,     DEC. 31,     SEPT. 30,     JUNE 30,     MARCH 31,     DEC. 31,      SEPT. 30,
                                          1997          1996         1996          1996         1996          1995          1995
                                        ---------     --------     ---------     --------     ---------     ---------     ---------
                                                                              (IN THOUSANDS)
Net sales..............................  $22,334      $ 20,107      $ 18,335     $ 17,341      $13,786       $12,037       $ 11,472
Costs and expenses:
  Cost of sales(1).....................   11,866        10,696         9,900        9,208        7,404         6,422          6,130
  Selling, general and
     administrative(1).................    5,774         5,346         4,834        4,647        3,802         3,248          3,210
  Research and development.............    1,524         1,468         1,277        1,287          668           540            505
  Amortization of intangible
     assets(1).........................      105            47            47           27           28            18             17
  Settlement of claim(2)...............       --           771            --           --           --            --             --
  Noncash settlement of claim(2).......       --            --            --           --           --         2,732             --
                                         -------       -------       -------      -------      -------       -------        -------
Income (loss) from operations..........    3,065         1,779         2,277        2,172        1,884          (923)         1,610
Interest expense (income), net.........      109            52           (24)         228          137           434            517
                                         -------       -------       -------      -------      -------       -------        -------
Income (loss) before income taxes and
  extraordinary items..................    2,956         1,727         2,301        1,944        1,747        (1,357)         1,093
Income taxes...........................    1,074           576           831          385          260            96            169
                                         -------       -------       -------      -------      -------       -------        -------
Income (loss) before extraordinary
  items................................  $ 1,882      $  1,151      $  1,470     $  1,559      $ 1,487       $(1,453)      $    924
                                         =======       =======       =======      =======      =======       =======        =======



     The following table sets forth, for each of the seven quarters ended March 31, 1997, the percentage of net sales represented by the items reflected in the Company's unaudited selected consolidated quarterly results.



                                                                             THREE MONTHS ENDED
                                         ------------------------------------------------------------------------------------------
                                         MARCH 31,     DEC. 31,     SEPT. 30,     JUNE 30,     MARCH 31,     DEC. 31,     SEPT. 30,
                                           1997          1996         1996          1996         1996          1995         1995
                                         ---------     --------     ---------     --------     ---------     --------     ---------
Net sales...............................   100.0%        100.0%       100.0%        100.0%       100.0%        100.0%       100.0%
Costs and expenses:
  Cost of sales(1)......................    53.1          53.2         54.0          53.1         53.7          53.4         53.4
  Selling, general and
     administrative(1)..................    25.8          26.6         26.4          26.8         27.6          27.0         28.0
  Research and development..............     6.8           7.3          7.0           7.4          4.9           4.5          4.4
  Amortization of intangible
     assets(1)..........................      .5            .2           .3            .2           .2            .1           .2
  Settlement of claim(2)................      --           3.8           --            --           --            --           --
  Noncash settlement of claim(2)........      --            --           --            --           --          22.7           --
                                         -------       ------ -     ------ -      ------ -     ------ -      ------ -     ------ -
Income (loss) from operations...........    13.7           8.8         12.4          12.5         13.7          (7.7)        14.0
Interest expense (income), net..........      .5            .3          (.1)          1.3          1.0           3.6          4.5
                                         -------       ------ -     ------ -      ------ -     ------ -      ------ -     ------ -
Income (loss) before income taxes and
  extraordinary items...................    13.2           8.6         12.5          11.2         12.7         (11.3)         9.5
Income taxes............................     4.8           2.9          4.5           2.2          1.9            .8          1.5
                                         -------       ------ -     ------ -      ------ -     ------ -      ------ -     ------ -
Income (loss) before extraordinary
  items.................................     8.4%          5.7%         8.0%          9.0%        10.8%        (12.1)%        8.1%
                                         =======       =======      =======       =======      =======       =======      =======


---------------

(1) Beginning with the three month period ended September 30, 1996, the components of selling, general and administrative expenses were disaggregated to report separately marketing and selling expenses and general and administrative expenses. Beginning with the three month period ended December 31, 1996, amortization of intangible assets was reported as a separate component of costs and expenses. Amortization of intangible assets for all periods presented has been reclassified to conform with this presentation. Previously, amortization of intangible assets for the three month periods ended September 30, 1996 and June 30, 1996 was included in cost of sales, and for the three month periods ended March 31, 1996, December 31, 1995, and September 30, 1995 was included in interest expense.

(2) See "-- Nine Months Ended March 31, 1997 Compared With Nine Months Ended March 31, 1996 -- Settlement of Claims."

     Over the last seven quarterly periods, the Company's net sales have increased from $11.5 million for the quarter ended September 30, 1995 to $22.3 million for the quarter ended March 31, 1997. The increases in net sales have resulted from the Company's new product development efforts and expansion into a vertically integrated provider of metal halide materials, system components and systems. Historically, the Company's sales have not been subject to seasonal variation.


     Cost of sales has remained relatively constant between 53.1% and 54.0% of net sales. Selling, general and administrative expenses as a percentage of net sales have decreased from 28.0% to 25.8% primarily as a result of spreading certain relatively fixed costs over a larger sales base. Research and development expenses have ranged from 4.4% to 7.4% of net sales due to the Company's increased focus on the development of additional commercial and industrial products, the introduction of new specialized lamps and metal halide systems development expenses. The Company expects to continue spending approximately 7.0% to 7.5% of net sales on research and development in the future to enhance its position as the leading innovator in the metal halide lighting industry.


LIQUIDITY AND CAPITAL RESOURCES

     The Company uses cash principally for capital expenditures, market development activities, research and development efforts, investments in business acquisitions and joint ventures, and working capital. These requirements have been financed through a combination of cash flow from operations, borrowings under various credit facilities and proceeds from the issuance of Common Stock. The Company believes that its cash balances, cash flow from operations, available borrowings and the net proceeds to the Company of the Offering will be sufficient to fund its operations for at least the next twelve months.


     Net cash provided by operating activities in fiscal 1996 totaled $1.3 million. Net cash used in operating activities during the nine months ended March 31, 1997 totaled $6.5 million and was primarily used for higher accounts receivable arising from increased sales and an increase in inventory levels to support higher sales service levels.



     The Company's working capital at March 31, 1997 was $43.4 million as compared to $17.3 million at June 30, 1996. During July 1996, the Company received net proceeds of $30.1 million from the sale of 2,452,050 shares of Common Stock in a public offering, of which $16.8 million was used to reduce outstanding debt under the Company's domestic credit facility. The remaining net proceeds were used to purchase short-term investments and cash equivalents.



     Capital expenditures, primarily for production equipment and leasehold improvements, totaled $5.0 million in fiscal 1996 and $11.6 million in the first nine months of fiscal 1997.



     Since March 1996, the Company has had revolving loan facilities (the "Revolving Loan Facilities") with BNY Financial Corporation and its Canadian affiliate ("BNY"). Pursuant to the Revolving Loan Facilities, BNY has agreed to extend advances to the Company in aggregate amounts not exceeding $25.0 million (including amounts outstanding under the Capex Facility described below). Within this aggregate limitation, separate revolving loan facilities in the United States (the "Domestic Revolving Loan") and Canada (the "Canadian Revolving Loan") are limited to separate maximum amounts based on eligible inventory and receivables in each country and, in Canada, to a Cdn.$3.0 million (approximately $2.2 million) maximum. Under the terms of the Domestic Revolving Loan, BNY may make advances in excess of the formula percentages of eligible receivables and inventory ("Discretionary Advances"). At May 31, 1997, advances outstanding under the Domestic Revolving Loan were $19.4 million and additional available capacity under the facility was approximately $1.2 million and advances outstanding under the Canadian Revolving Loan were $300,000 and additional available capacity under the facility was approximately $1.0 million. After completion of the Offering and repayment of the outstanding balances, available capacity under the Domestic Revolving Loan is expected to be approximately $13.2 million and available capacity under the Canadian Revolving Loan is expected to be approximately $1.3 million.



     The Company has a term loan facility with BNY (the "Term Loan") with an outstanding balance at May 31, 1997 of approximately $8.1 million. When the Term Loan is repaid with the proceeds of the Offering, the Company will regain the availability of its loan facility with BNY to finance permitted capital expenditures (the "Capex Facility") in a maximum amount of $5.0 million. All of the Revolving Loan Facilities, the Term Loan and the Capex Facility become due and payable on March 24, 1999. Principal payments of $100,000 per month are due on the Term Loan until maturity.



     The Domestic Revolving Loan bears interest at a rate (the "Domestic
Revolver Rate") equal to :(i) the higher of (a) the prime rate minus .5% or (b) the Federal Funds Rate; or (ii) the average LIBOR plus 2.5%, provided that, in any calendar month when Discretionary Advances remain outstanding for five or more days, all outstanding advances bear interest at the Domestic Revolver Rate plus .5% for such month. It is expected that outstanding advances under the Domestic Revolving Loan will bear interest at the Domestic Revolver Rate plus
 .5% until the outstanding balances are repaid with the proceeds of the Offering. The Canadian Revolving Loan bears interest at a rate equal to the Canadian prime rate plus 1.25%. The Term Loan bears interest at a rate equal to the higher of
(a) the prime rate or (b) the Federal Funds Rate plus .5%, and any amounts borrowed under the Capex Facility will bear interest at the higher of (a) the prime rate plus .5% or (b) the Federal Funds Rate plus 1.0%.



     The Company is presently discussing with BNY and alternative lenders, the establishment of a comprehensive financing facility that meets its long-term financial requirements.


     On January 31, 1997, the Company completed the purchase of certain assets of Web Design Associates, Inc., a company engaged in consumer product design and development for approximately $600,000 in cash.


     On February 11, 1997, the Company acquired certain assets and the outstanding shares of Ballastronix, Inc., a company focused on designing, manufacturing and marketing of electromagnetic power supplies for metal halide lighting systems. The purchase price consisted of approximately $5.5 million in cash and 38,024 shares of the Company's Common Stock. The funds to complete the transaction were financed through the use of a portion of the Term Loan.



     On April 2, 1997, the Company invested approximately $3.8 million of cash in exchange for a 30% interest in Koto Luminous Co., Ltd., the Company's sole agent in Japan. Subsequent to the date of investment, Koto Luminous, a maker and distributor of metal halide lamps, began doing business under the name Venture Lighting Japan. Using the proceeds of the investment and an additional investment by a Koto affiliate, Venture Lighting Japan will equip and operate a metal halide lamp manufacturing facility in Japan, which is expected to begin operations in October 1997.



     On June 2, 1997, the Company acquired the system component assets of Parry for approximately $8.5 million in cash. The purchase price was financed through borrowings under the Domestic Revolving Loan, pursuant to special terms which did not reduce available capacity based on eligible inventories and receivables for a period of 90 days.



     The Company maintains separate revolving credit loan facilities for Ballastronix, in Canada, and for certain other non-United States subsidiaries for working capital requirements. The aggregate outstanding balances under these facilities were approximately $1.4 million as of April 30, 1997. The Company believes these facilities are adequate to meet the working capital needs of these operations.

                                    BUSINESS

     The Company is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines superior energy efficient illumination with long life, excellent color rendition and compact size. The Company has integrated vertically to design, manufacture and market:
(i) materials necessary for the manufacture of metal halide lamps (light bulbs);
(ii) system components necessary to assemble metal halide lighting systems; and
(iii) complete metal halide lighting systems for use or installation by an end user. This integration is illustrated by the following list of principal products:


--------------------------------
MATERIALS
--------------------------------
  Metal Halide Salts
  Electrodes
  Amalgams
  Getters
                                    --------------------------------    -------------------------
                                    SYSTEM COMPONENTS                   SYSTEMS
                                    --------------------------------    -------------------------
                                    Lamps (Light Bulbs):                Portable Lighting
                                          Specialty                     Fixtures(1)
                                          Commodity                       Fiber Optic Lighting(1)
                                      Power Supplies:                     Projection TV Optical
                                          Magnetic                          Systems(2)
                                          Electronic
                                      System Controls and Switches
                                      Fiber Optic Cable


---------------

(1) Recent commercial introduction
(2) Currently in development

     The Company also designs, manufactures and markets turnkey lamp production equipment groups that are typically sold into international markets. Such equipment is sold to existing lamp manufacturers or to joint ventures formed by the Company in developing markets. Through the sale of lamp production equipment, the Company generates revenue from the initial sale of its production equipment and recurring sales of the materials used in lamp production. The Company also manufactures and sells photometric measuring equipment and has recently begun to market its power supply production equipment in international markets.

     Invented approximately 35 years ago, metal halide is the newest of all major lighting technologies and can produce the closest simulation to sunlight of any available lighting technology. A 100 watt metal halide lamp, which is approximately the same size as a household incandescent lamp, produces as much light as five 100 watt incandescent lamps and as much as three 34 watt, four foot long fluorescent lamps. Metal halide lighting is currently used in commercial and industrial applications such as factories and warehouses, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. Due to metal halide's superior lighting characteristics, the Company believes many opportunities exist to "metal halidize" applications currently dominated by older technologies, incandescent and fluorescent. For example, metal halide lighting has recently been introduced in fiber optic, projection television and automotive headlamp applications and the Company has introduced a line of portable metal halide fixtures. The Company believes that applications for metal halide lamps will continue to increase as metal halide systems become more widely known and available.

     Management believes the Company is the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, the Company has developed substantial expertise in all aspects of this industry. The Company believes that this focus enhances its responsiveness to customer demand and has contributed to its technologically advanced metal halide product development and manufacturing capabilities. The Company believes it supplies 100% of the metal halide salts used in domestic metal halide lamp production and in excess of 80% of those used worldwide. It is also a leading domestic producer of other metal halide materials, and the only vendor of turnkey metal halide lamp production equipment groups. The Company currently markets over 240 specialty and 40 commodity-type metal halide lamps, giving it the most diverse product line of any metal halide lamp manufacturer. Since the Company's initial public offering in December 1995, the Company has expanded into additional metal halide system components products, primarily through acquisitions, and now offers more than 400 magnetic and electronic power supply products.

The Company has begun to leverage this broad knowledge base and ability to supply additional system components to design and produce metal halide lighting systems for new applications.

LIGHTING TECHNOLOGY

     BACKGROUND

     Light is radiant energy that provides the ability to see detail and color and can be used to highlight form, color and texture, provide atmosphere and enhance safety and security. The quantity of light, measured in lumens, generated by a light source can differ significantly from the quantity that reaches the intended area. Lighting quality is determined by characteristics such as color of light and color rendition. Color rendition is a qualitative measure of how accurately a light source allows an object's actual color to be viewed.

     The lifetime cost of a lighting system is composed of the cost of the original lamp and fixture, replacement lamps, related labor costs, and the cost of energy to power the system. Energy costs typically represent more than 80% of a lighting system's total lifetime cost. The Company believes that the principal lighting design considerations for industrial and commercial buildings, outdoor space and residences are total system costs and the quality of light produced.

     There are three primary types of lighting technology: incandescent, fluorescent and high-intensity discharge ("HID"), which includes metal halide. Each of these lighting technologies offers certain characteristics (such as energy efficiency, color rendition, range of color, average life, lamp size and ability to deliver substantial amounts of light to a focused area) that makes it suited for particular applications. Choosing the appropriate lighting technology to serve a given application involves matching the system's characteristics to the end user's requirements.

     THE OLDER LIGHTING TECHNOLOGIES -- INCANDESCENT AND FLUORESCENT

     Incandescent. The oldest and most common lighting technology, incandescent, was first introduced approximately 110 years ago. Incandescent lamps have the largest installed base, primarily residential and retail, and, due to their design versatility, over 1,000 different types of incandescent lamps are presently available. As a result of the continued introduction of new incandescent products, such as halogen, and the increase in the number of new residences, domestic sales of incandescent lamps grew approximately 6% in 1996. Incandescent lamps represented approximately 48% of the domestic lamp market in 1996.

     Incandescent light is produced by the flow of electric current through a wire or filament. Incandescent lamps produce a yellowish light. Incandescent lamps offer the advantages of low initial cost, good color rendition, versatility and the ability to deliver substantial amounts of light to a focused area. Incandescent lamps have the shortest life (750 to 2,000 hours), are the least energy efficient (15 to 30 lumens per watt) and generally have the highest lifetime system cost of any lighting technology.

     Developed in 1959, halogen incandescent lighting was first broadly introduced in automotive headlights in Europe. As a result of its aggressive introduction into the residential market in the early 1980's, halogen lighting has been the fastest growing technology in the incandescent lighting segment for more than a decade. Halogen's wide acceptance is primarily a result of its "whiter" light, small size and greater light levels (through increased wattages). These advantages, however, are accompanied by a number of disadvantages. Halogen lamps, as with all incandescent lamps, are extremely inefficient; converting most of the energy they consume into heat.

     One of the most popular halogen products is the floor lamp (torchiere) that uses either a 300 or 500 watt halogen bulb. There are an estimated 35-40 million of these fixtures owned by consumers in the United States. Recently, there have been a number of instances of property damage, burns, injuries and even deaths resulting from fires caused by halogen products. Underwriters Laboratories ("UL") no longer approves 500 watt halogen torchiere products for residential use. In addition, UL has instituted more stringent testing standards for the 300 watt halogen torchieres effective February 1997. The Company's metal halide table and floor lamps were recently approved by UL for residential use.

     Fluorescent. Fluorescent lamps were first introduced in 1935, and have become the standard interior light source for office buildings, retail stores and certain industrial applications. Today, over 400 different fluorescent lamp types are available. In 1996, domestic sales of fluorescent lamps grew approximately 1%. Fluorescent lamps represented approximately 40% of the domestic lamp market in 1996.

     Fluorescent lamps produce light when the discharge from an electrically excited low pressure mercury vapor interacts with a phosphor powder coating on the inside surface of the lamp. Unlike incandescent lamps, fluorescent lamps require a power supply device used to regulate electrical current. Fluorescent lamps produce a white light, but one that is often described as flat or unnatural. Fluorescent lamps offer instant light, good color rendition, improved life and efficiency as compared to incandescent lamps (10,000 to 20,000 hours life and 80 to 90 lumens per watt) and moderate initial cost. Light output decreases if the ambient temperature in the area in which a fluorescent lamp is installed declines, making fluorescent lighting impractical for many outdoor uses. Traditional fluorescent lamps are much larger than incandescent lamps, making it difficult to deliver substantial amounts of light to a focused area.

     A new fluorescent technology is compact fluorescent lamps ("CFLs"). CFLs are available in much smaller bulb sizes than traditional fluorescent lamps, increasing the number of applications for fluorescent lamps. CFLs were first introduced to the commercial market approximately ten years ago and, as energy awareness has increased, they have penetrated the residential market. CFLs have light outputs equivalent to incandescent lamps ranging from 15 to 100 watts. Although CFLs cost more than standard incandescent lamps, this initial cost is offset in most applications by energy savings and longer life.

     THE NEWER LIGHTING TECHNOLOGY -- HIGH-INTENSITY DISCHARGE

     General. An HID lamp produces light from a gaseous arc discharge, caused by electrical excitation of certain chemicals (or "doses") in the lamp. The gases and doses in an HID lamp are contained in an arc tube under high pressure. A wide array of lighting effects can be obtained by varying the doses. HID lamps are not affected by ambient temperatures. HID lamps require a power supply to regulate electrical current, a warm-up period to reach full brightness and a cool-down period before restart. HID light sources include mercury, high pressure sodium ("HPS") and metal halide.

     Mercury was the first HID lamp developed, but is used infrequently today because it is the least efficient HID lamp. The primary use of mercury lamps today is outdoor lighting in areas where there is a preference for white light over the yellow light produced by HPS lamps. In 1996, domestic sales of mercury lamps decreased approximately 4%. Mercury HID lamps have an energy efficiency ranging from 40 to 60 lumens per watt and have a life of approximately 16,000 to 24,000 hours. In 1996, mercury lamps represented approximately 1% of the domestic lamp market. HPS lamps produce a yellow light that provides poor color rendition, making HPS lamps a less desirable choice than metal halide lamps for most applications. As a result, HPS lamps are primarily used in roadway lighting and, to a lesser extent, outdoor flood lighting, warehouses and factories. In 1996, domestic sales of HPS lamps increased 5%, primarily as a result of increases in the amount of lighted roadway. HPS lamps have the longest life (24,000 hours) and the highest energy efficiency (100 to 140 lumens per watt) of any lighting technology. In 1996, HPS lamps represented approximately 5% of the domestic lamp market.

     Metal Halide Lamps. Metal halide products were first developed approximately 35 years ago and are used most commonly in commercial and industrial applications such as factories and warehouses, large public spaces such as convention centers and airports, outdoor site and landscape lighting, sports facilities and large retail spaces such as superstores. As a result of technological improvements in wattage, life and color consistency and the subsequent introduction of new products, metal halide lamps have become available for a wide range of applications. The primary factor in increasing applications for metal halide lighting has been the development of new lamps in a wide variety of sizes and wattages. Metal halide lighting has recently been introduced in fiber optic, projection television and automotive headlamp applications. Over the last three years, domestic sales of metal halide lamps have grown at a compound annual growth rate of approximately 15%, and sales increased approximately 8% in 1996, making it the fastest growing lighting technology available. In 1996, metal halide lamp sales accounted for approximately 7% of total domestic lamp sales.

     Metal halide lamps provide excellent color rendition, long life (10,000 to 20,000 hours) and very high efficiency (70 to 110 lumens per watt) making them the best choice for many applications. Metal halide lamps typically have higher initial costs than either incandescent or fluorescents, but these costs are more than offset in most applications by energy savings and long life as well as by the need to install fewer fixtures to achieve the same illumination as competing technologies. Metal halide lamps, like all HID and fluorescent lamps, require a power supply to regulate electric current. However, metal halide systems require a more technologically advanced power supply than fluorescent systems.

     Metal halide lighting can produce the closest simulation to sunlight of all available light sources, enhancing the sense of user comfort and well being and improving productivity. A single metal halide lamp produces approximately five times as much light as an incandescent lamp of the same wattage. The compact size of metal halide lamps allows delivery of substantial amounts of light to a focused area. These characteristics offer greater options in illumination levels, lighting design and system cost as well as significant energy savings. While the Company believes that incandescent and fluorescent technologies will continue to be used in most of their current applications, the characteristics of metal halide lighting make it more effective for a variety of such applications.

     Metal halide lamps are capable of producing a wide variety of lighting effects. The color of light produced by a metal halide lamp is dependent on the metal halide salts contained in the arc tube. By varying the metal halide salts, different effects may be achieved. Similarly, varying the size, shape and wattage of the lamp make it possible to change the lighting effect and the applications for which the lamp is used. Although these changes result in lamps very similar in appearance, many of these lamps are very difficult to engineer. For instance, scaling down a 400 watt lamp in size and wattage requires significant technological changes to maintain the same level of energy efficiency. Primarily as a result of these technological difficulties, only approximately 15 companies worldwide manufacture metal halide lamps as compared to thousands that manufacture incandescent lamps and hundreds that manufacture fluorescent lamps.

LIGHTING INDUSTRY

     OPPORTUNITIES IN METAL HALIDE

     The Company currently produces metal halide lighting products for commercial, industrial and residential applications. Until recently, metal halide technology has served only the commercial and industrial sectors which represented approximately 10% and 63% of the domestic lighting market in 1995, respectively. However, with the miniaturization of metal halide lamps and fixtures and the recognition of the benefits of metal halide technology, including improved light color, energy efficiency, lower operating temperature and safety of metal halide products relative to other technologies, significant opportunities for growth exist. Key factors driving growth in the metal halide industry include:

     Demand for Specialized Lamps. The demand for specialized metal halide lamps has increased as the Company's OEM and lighting agent customers have recognized the benefits associated with using specialized metal halide products. While the lighting industry is dominated by GE, Philips and Sylvania, each of these companies has traditionally focused on the larger incandescent and fluorescent market and has generally limited its production of metal halide lamps to those found in the most common commercial and industrial applications. Although these commodity-type metal halide lamps represent approximately 75% of total metal halide lamp sales, they do not afford the OEM or lighting agent complete flexibility in designing lighting contract bids. For example, a lighting agent may attempt to differentiate its bid by designing a lighting solution which incorporates a specialized metal halide lamp to reduce energy costs while still achieving desired lighting levels.

     Development of New and Advanced Metal Halide Power Supplies. Historically, the introduction of new metal halide lamps and systems has been constrained by the lack of complementary metal halide power supplies. Significant engineering expertise is required to adapt existing power supplies for new metal halide products. While domestic sales of metal halide power supplies exceeded an estimated $150 million in 1996, power supply manufacturers, like lamp manufacturers, have focused on the larger fluorescent power supply market and, to a lesser extent, on the commodity-type metal halide lamp market rather than development of new power supply products for metal halide products and applications. The development of appropriate power supply sources focused on metal halide will significantly enhance the expansion of metal halide applications, reduce the development time currently required to introduce new metal halide products and improve the reliability and durability of existing metal halide products.

     Opportunity for Integrated Metal Halide Systems. Metal halide systems for commercial and industrial applications are assembled primarily by fixture manufacturers, lighting agents, and intermediaries who are limited in their ability to integrate different components which comprise a metal halide system. The Company believes that significant growth opportunities exist through the packaging of compatible, reliable system components for OEM customers from a single supplier. In addition, the Company believes that metal halide systems have significant potential to displace older lighting technologies in traditional applications and that residential sales and related hospitality applications will represent a substantial market for metal halide lighting within the next five years. Other potential applications for metal halide systems include fiber optic systems, projection television displays and automotive headlamps.

     International Demand for Metal Halide. International markets represent attractive opportunities for metal halide products as developing nations continue to build infrastructure to support their growing economies. Facilities such as train stations, airports, government buildings, highways and factories all require substantial lighting for which metal halide products are well suited. In addition, given the high energy efficiency of metal halide and the high cost of energy in developing nations (including the high cost of power plant construction), the Company believes that the international metal halide market will grow faster than the United States market.

OPERATING STRATEGY


     In order to increase the number of metal halide applications and the penetration of the Company's products, the Company pursues the following operating strategies:



     FOCUS ON METAL HALIDE


     The Company focuses its resources primarily on designing, manufacturing and marketing metal halide materials, system components, systems and production equipment. By focusing on metal halide, the Company believes it has developed unique design, manufacturing and marketing expertise. Such expertise provides the Company with significant competitive advantages, which enable the Company to deliver highly customized products to meet customer needs. The Company's experienced workforce is dedicated to improving metal halide lighting products, production processes and developing new applications for this technology.


     CONTINUE VERTICAL INTEGRATION


     The Company began operations as a manufacturer of metal halide salts and expanded into production of system components, initially lamps. The Company has expanded its focus on system components to include magnetic and electronic power supplies, through the recent acquisitions of Ballastronix and Parry, and fiber optic cable through its acquisition of Cable Lite Corporation. The Company is broadening its manufacturing capabilities to include metal halide lighting systems. Through vertical integration, the Company is able to develop and package complementary system components and develop systems which enable metal halide lighting to penetrate applications and markets currently served by older technologies.


     STRENGTHEN OEM AND LIGHTING AGENT RELATIONSHIPS


     The Company concentrates on developing strong relationships with lighting fixture OEMs by providing the key system components for a lighting fixture, either alone or packaged as a unit, tailored to meet their needs. Historically, the Company provided specialized lamps tailored to meet OEM needs. With its recently acquired ability to design and manufacture power supplies, the Company expects to better meet OEM needs by packaging the principal system components (lamps, power supplies, switches and controls) for a lighting fixture. Frequent interaction with OEMs serves dual purposes, providing the Company with valuable ideas for new products and providing OEMs with the information necessary to market the Company's new products. Lamps and power supplies designed for a specific fixture are included with the fixture when sold by the OEM, increasing distribution of the Company's products. The Company has also entered into agreements with lighting agents to pay commissions for selling the Company's lamps. Such commissions, unique among lamp manufacturers, provide the agent an incentive to include the Company's metal halide lamps in its bids on a construction or renovation project.

GROWTH STRATEGY

     The Company believes that metal halide technology represents the best lighting technology for a wide variety of applications, many of which are not yet served by an appropriate metal halide product. As the principal supplier of metal halide materials and production equipment to the metal halide lamp industry, the Company benefits from any expansion of metal halide lamp sales including sales by other lamp manufacturers. The Company is continuing to introduce more products for new applications and to expand the distribution channels for its products. The key elements of the Company's growth strategy include:


     INTRODUCE NEW PRODUCTS, SYSTEMS AND APPLICATIONS



     The Company has introduced over 75% of the approximately 200 new lamps in the domestic metal halide lamp industry since 1985. As applications become increasingly complex, the advantage of simultaneous design of system components as an integrated system is becoming more significant. To further the Company's integrated systems strategy, the Company completed the Ballastronix and Parry transactions. As a result, the Company can now package lamps together with power supplies and other system components, ensuring compatibility and quality, increasing the marketability of these system components to OEM customers and accelerating introduction of new systems. The Company intends to continue to develop, manufacture and market additional types of high performance and technologically advanced metal halide materials and system components. Capitalizing on its expanding system component production capability, design capability and unique metal halide focus, the Company expects to develop additional specialty systems, such as fiber optic lighting systems and projection television optical systems. Over the last three fiscal years, the Company has spent an aggregate of approximately $5.7 million on research and development, representing 4.5% of aggregate net sales over that period. However, during the nine months ended March 31, 1997, the Company increased its commitment to research and development, spending $4.3 million, or 7.0% of net sales for that period.



     INCREASE SALES OF EXISTING PRODUCTS


     By expanding existing relationships and developing new relationships with lighting agents and OEMs, the Company expects to increase sales of existing specialty lamps and power supplies. The Company also expects its sales of replacement bulbs to increase as the installed base of the Company's specialty lamps increases and as such lamps need to be replaced. The Company expects to increase sales in the replacement lamp market, in part through a novel direct marketing approach to end users. The Company prints its toll-free phone number on each lamp, and customers can order replacement lamps directly from the Company for next day delivery. In addition, this interaction with customers provides the Company with the opportunity to market additional metal halide products.


     PARTICIPATE IN GROWING INTERNATIONAL MARKETS


     The Company intends to continue to capitalize on opportunities in growing international markets in three ways. First, the Company directly exports its products to countries that do not impose restrictive tariffs, local content laws and other trade barriers. The primary countries in which the Company directly markets products are the United Kingdom, Australia, Canada and Japan. The Company has recently strengthened its distribution capabilities by acquiring or investing in its distributors in these countries. Second, the Company may pursue strategic acquisitions or build manufacturing facilities in international markets. Third, in countries that impose trade restrictions, the Company either sells production equipment or enters into joint ventures with local lamp manufacturers. By selling production equipment, the Company creates a customer for its metal halide salts and other materials. The Company has existing joint ventures in China, Korea and Japan and has entered into joint venture agreements in India and Vietnam to which it expects to sell production equipment and, when lamp production commences, certain materials.

     PENETRATE THE RESIDENTIAL LIGHTING MARKET


     The Company believes that residential and hospitality applications will represent a substantial market for metal halide lighting within the next five years. Accordingly, the Company has developed the first metal halide lamp system for these markets and has begun the roll-out of its products. This roll-out began with the sale of table and floor lamps to certain premium hotel chains in the United States in March 1997, with these placements serving as the basis of a direct marketing program. The Company also expects to implement a direct marketing program to up-scale consumers. To further facilitate the penetration of the residential market, the Company has developed a "gear pack" which permits existing incandescent table and floor lamp designs to be adapted to the Company's MICROSUN(TM) technology.

PRODUCTS

     The Company designs, manufactures and sells metal halide materials, system components and systems, which are used in a wide variety of applications and locations including:

- floodlighting                 - sports and arena lighting     - general lighting
- architectural area lighting   - commercial downlighting       - industrial highbays
- general industrial lighting   - airport and railway station   - tunnel lighting
- billboard and sign lighting   lighting                        - indirect indoor sports and
- site lighting                 - gas station canopy lighting   office lighting
- soffit lighting               - interior downlighting         - parking garage lighting
- hazardous location lighting   - decorative lighting           - security lighting
- accent lighting               - retail store downlighting     - landscape lighting
                                and track lighting

     The Company also designs, manufacturers and sells production equipment for the metal halide industry.

     MATERIALS

     The Company produces and sells metal halide salts, electrodes, amalgams and getters. Metal halide salts are the primary ingredient within the arc tube of metal halide lamps, which determine the lighting characteristics of the lamp. Electrodes form the electrical connections within the lamp. Amalgams are chemicals which are used in the arc tubes of HPS lamps and in fluorescent lamps. Getters are devices required to be included in each metal halide lamp to remove impurities in the lamp.


     The Company produces over 300 different metal halide salts that can be used in metal halide lamps to produce different lighting characteristics. In addition to meeting its own needs, the Company believes it produces all of the metal halide salts used in metal halide lamps manufactured in the United States, including those manufactured by GE, Philips and Sylvania, and a vast majority of metal halide salts used in metal halide lamps manufactured overseas. The Company serves all major lamp manufacturers, each of which uses different metal halide salts. The Company vigorously guards each customers' specific formulas from other customers, including the Company's own lamp engineers. Because of its ability to produce these ultra pure metal halide doses, the Company has also been called upon by its lamp manufacturer customer base to produce most of the amalgams used in the domestic production of HPS lighting and, most recently, to develop and supply a breakthrough amalgam for fluorescent applications.


     SYSTEM COMPONENTS

     The Company's system component products include specialty and commodity lamps, magnetic and electronic power supplies, system controls and switches and fiber optic cable. Specialty lamps are lamps designed and manufactured for particular OEM applications. Commodity lamps are high-volume lamps which the Company typically buys for resale under arrangements with GE and Sylvania. Power supplies are devices which regulate power and are necessary for operation of HID and fluorescent lamps. System controls and switches are auxiliary electrical controls included in fixtures and systems. Fiber optic cable transmits light from a light source to the place of intended use.

     The Company believes it differentiates itself from other metal halide lamp manufacturers by offering a wider variety of lamps, many of which have been customized to offer a specific solution to a lighting problem.

Since 1985, the Company believes that it has introduced over 75% of the approximately 200 new lamps in the domestic metal halide lamp industry. Currently, the Company offers over 240 specialty lamp types and 40 commodity-type lamps in 20 different watt variations ranging from 32 watts to 2,000 watts for over 30 different applications. In certain instances, the Company produces these products for its competitors on a private label basis in order to capture sales through competitors' distribution channels. The Company also sells commodity-type lamps which it sources from other manufacturers.


     The Company has acquired Ballastronix, a Canadian manufacturer of magnetic and electronic power supplies, and the power supply business of Parry, a manufacturer located in the United Kingdom, in fiscal 1997. These businesses currently offer over 400 power supply products, including a variety of HID (including metal halide) and fluorescent power supplies. The Company also offers electronic controls for metal halide lighting systems.


     SYSTEMS

     A metal halide lighting system consists of a lamp, power supply and related electronic controls and switches and any other necessary components assembled into a product for an end user. The Company believes it will be able to combine its metal halide expertise and system component manufacturing capabilities to design, develop, produce and market metal halide systems for innovative applications. Specifically, the Company has developed and begun to market distinctive table and floor fixtures for residential and hospitality applications and is finalizing development of fiber optic lighting systems using metal halide technology.

     The Company's residential metal halide lighting systems use a compact 68 watt metal halide lamp (and the necessary electronic power supply) emitting light equivalent to a 300 watt halogen lamp while using less than 25% of the electricity. Additional benefits include longer life and greatly reduced operating temperatures, which dramatically lessen safety concerns. To further facilitate the penetration of the residential market, the Company's "gear pack" permits manufacturers to adapt existing incandescent table and floor lamp designs to the Company's MICROSUN(TM) technology.

     The Company is in the early stages of development of an optical light system for use in projection televisions. Recent innovations in projection display have made it possible for a compact light unit to generate substantially larger and clearer imaging than that available in existing projection systems. Currently, television manufacturers are limited by the high cost of existing lighting units. The Company is working with a television manufacturer to develop a low-cost system using a metal halide lamp, electronic power supply and optical controls.

     The Company also believes that it has a significant opportunity to introduce metal halide technology to fiber optic lighting systems. Because of metal halide lighting's ability to produce varied lighting effects, it is particularly well-suited to be adapted as the light source for fiber optic lighting systems. Fiber optic lighting systems are currently used in accent applications, such as swimming pool lighting or as replacement lighting for neon lighting, and the Company expects to introduce, through its proposed joint venture, metal halide fiber optic systems for retail applications, such as downlighting and display case lighting.

     PRODUCTION EQUIPMENT

     The Company is the only manufacturer and marketer of turnkey metal halide lamp production equipment groups, and has begun to market internationally its power supply production equipment. A lamp production equipment group consists of up to 50 different production machines and is capable of producing metal halide lamps. The Company has also begun to manufacture and sell photometric measuring equipment, which is used to measure quantity and quality of light for design and testing of lighting products and systems.

     Each lamp production equipment group sells for between $1.0 million to $6.0 million. In order to maintain manufacturing flexibility, the Company must continually update its own system component production equipment, through the internal design and fabrication of production equipment. The Company leverages its manufacturing expertise by selling lamp production equipment groups in international markets to independent companies or to joint ventures formed by the Company. In connection with each lamp production equipment group sale, the Company provides lamp designs and specifications, trains the purchaser in production and creates an on-going customer for its materials products.

PRODUCT DESIGN AND DEVELOPMENT


     Management believes one of its key strengths is its ability to design and develop new products. Management has dedicated research and development efforts in each of its product lines having invested $5.7 million or 4.5% of net sales into research and development over the last three full fiscal years. In the nine months ended March 31, 1997 the Company invested $4.3 million or 7.0% of net sales in research and development. Historically, the Company's efforts primarily have been focused on the development of materials and system components.


     Materials. The Company is focused on improving the purity of, and production processes for, metal halide salts. The Company pursues these efforts proactively as well as in response to customer requests for specific metal halide salts. The Company also focuses on designing and developing improved electrodes, amalgams and getters used in lamp manufacturing.

     System Components. The Company's product design and development has focused on developing innovative components to meet the specialized needs of various customers, including lighting fixture OEMs. The Company's product design teams work together with OEMs on the design, development and commercialization of new system components. Such collaborative development efforts have resulted in the design of improved metal halide lamps with reduced wattage, better energy efficiency, smaller size and increased life expectancy.

     Systems. Since 1996, the Company has increased its focus on design and development of integrated systems. For example, the "gear pack" was designed by leveraging the Company's expertise in materials and system components. The Company expects efforts in this area to become increasingly important as the Company seeks to develop new fiber optic applications and systems for the residential and hospitality markets.

MARKETING AND DISTRIBUTION

     COMMERCIAL PRODUCTS


     The Company's innovative marketing techniques enabled it to capture approximately 29% of all domestic metal halide lamp sales for new installations in 1996. Since electrical distributors typically market only commodity-type lamps, the Company believes that its specialty lamp products do not lend themselves to the traditional marketing channels associated with commodity-type lamp products. As a result, in initial distribution, the Company markets its metal halide system components through OEMs, which generally have been involved in the design of the lamp, and commissioned lighting agents, who package the Company's lamps and power supplies in their bids on each construction or renovation project. Due to the fact that the Company's lamps are produced to the specifications required to match a particular fixture or use by an OEM, the Company's lamp will generally be included with the fixture each time the fixture is sold. The Company intends to market complementary lamps and power supplies as a package to provide better service to its OEM customers, as well as to increase sales.


     The Company also has distributed its metal halide lamps through lighting agents. Unlike GE, Philips and Sylvania that each have extensive local distributor relationships, the Company has entered into agency agreements with lighting agents who represent a full line of fixture manufacturers, under which the agent receives a commission for selling the Company's lamps. The Company believes it is the only major lamp manufacturer to distribute its products through lighting agents. This relationship allows the lighting agent to package the Company's metal halide lamps with the other products included in its bid on a project. By bidding a more complete or unique package, the lighting agent has a competitive advantage over less complete bids and, if selected, earns a commission on Company lamps sold, which agents previously did not receive.

     The Company intends to increase its sales of replacement lamps through direct marketing. First, since 1994, the Company has printed its toll-free number on each lamp that it sells allowing a customer to call the Company, rather than an electrical distributor, to order the replacement lamp directly from the Company.

This enables the customer to speak to a more knowledgeable representative, thereby increasing the accuracy and efficiency of service to the end user. This interaction also allows the Company to suggest enhanced products better suited for the end user's needs. In addition, the Company telemarkets replacement lamps in connection with catalogue distributions. Lamps are delivered by overnight courier to end users, thereby providing service efficiency comparable to local electrical distributors. The Company estimates it sold less than 1% of all replacement metal halide lamps in 1996. Given the expected life of the Company's lamps, the Company is only now beginning to benefit from this strategy. Replacement lamps are typically sold at a higher margin than lamps sold initially through OEMs or lighting agents.

     In addition to packaging power supplies with lamps, the Company is continuing direct marketing to OEMs and sales through electrical distributors.

     The Company markets its metal halide materials to other metal halide lamp manufacturers, primarily GE, Philips and Sylvania. The Company informs these customers of its capabilities through seminars and direct marketing materials. The Company also markets lamp materials to its joint venture partners. In addition, the Company works very closely with its customers to manufacture materials according to their specifications. Certain customer-developed materials are considered proprietary to the Company's customers.

     In marketing its production equipment internationally, the Company seeks out the most technically advanced lamp manufacturers in each country or the Company is approached by foreign lamp manufacturers seeking to acquire the technology. The Company initially sends a catalogue to these manufacturers, then later calls on these manufacturers to determine their needs. The Company develops a customized configuration for the production equipment to meet the customers' needs. The Company believes its ability to supply a full range of materials provides it an advantage in selling production equipment. International sales aggregated $29.9 million (49.2% of net sales) for the nine months ended March 31, 1997, $16.3 million (29.9% of net sales) for fiscal 1996, $12.1 million (29.8% of net sales) for fiscal 1995 and $6.4 million (20.8% of net sales) for fiscal 1994.

     RESIDENTIAL PRODUCTS

     The Company has begun preliminary manufacturing, marketing and sales of portable metal halide fixtures for the residential and hospitality markets. The Company intends to pursue a strategy of branding its products under its MICROSUN(TM) brand name to create brand identity, differentiating it from potential competitors, as well as establishing brand loyalty. In fiscal 1996, the Company conducted focus groups where various examples of incandescent table lamps and table lamps containing the MICROSUN(TM) metal halide lighting system were presented to and compared by various potential customers. The responses received by the Company were favorable, and using information obtained in the focus group sessions, the Company designed a line of table lamps and produced a catalogue to market these lamps. The Company has successfully marketed similar lamps to selected hotel chains to provide well-lit work areas for business travelers. The Company has received orders from several select lighting showrooms in Cleveland, Ohio to further test market the sale of table lamps using its MICROSUN(TM) brand name. The Company has commenced limited commercial production of MICROSUN(TM) brand products. There can be no assurance that the Company will successfully introduce metal halide lighting into the residential market.

MANUFACTURING AND OPERATIONS

     The Company's lamp manufacturing facility in Solon, Ohio operates five days a week, 16 hours a day, with the Company's lamp manufacturing employees working in two eight-hour shifts each day. The manufacturing of metal halide lamps consists of three primary processes. First, the quartz arc tube is shaped, electrodes for carrying the current are installed, the metal halide salt dose is introduced and the arc tube is sealed. The entire process is performed at high temperatures in carefully controlled conditions to ensure that the arc tube is properly sealed and that no impurities enter the arc tube. Second, the arc tube is mounted inside a pyrex bulb container and sealed. Finally, the lamp is finished by adding a contact for the electrical outlet. Although light output of metal halide lamps is not affected by ambient temperatures, an outer bulb is used to prevent contact with the arc tube, which operates at extremely high temperatures. Quartz and pyrex are used in the production of metal halide lamps because of their durability and ability to retain shape and function at extremely high temperatures. All of the finished lamps are inspected, tested and then shipped in accordance with customer instructions.


     The Company produces magnetic power supplies at its facility in Amherst, Nova Scotia, which operates five days a week with one full shift and a partial second shift. The Company produces magnetic and electronic power supplies at its facility in Draycott, England, which operates five days a week with one full shift. The manufacture of magnetic power supplies is a combination of batch and production line processes. The production line process starts with a coil winding department, progresses to an in-line coil and core operation and then to final assembly. Subassemblies for ignitors and capacitors are located off-line in a batch operation for inclusion in final assembly.


     The Company produces all of the metal halide salts it uses and sells at its facility in Urbana, Illinois. The Urbana facility with 62 employees working a single shift also produces precision metal pieces, precision metal electrode leads and high speed dose dispensers which are used by the Company and sold to other metal halide lamp manufacturers.

     The Company manufactures production equipment for metal halide lamp production at its facility in Bellevue, Ohio. This equipment is used for the Company's lamp production and is also sold to other lamp manufacturers worldwide. The Company internally manufactures many critical and proprietary parts for its production equipment. It purchases commercial components and has other parts built to its specifications by a number of local suppliers. The Company assembles and tests this production equipment as well as trains customers in its use. The Company supplies extensive product, quality, process and training documentation with the production equipment.

RAW MATERIALS AND SUPPLIERS

     The Company sources its raw materials from a variety of suppliers. Presently, it sources most of its quartz tubing and pyrex bulbs for lamps from GE. The Company purchases certain of its industrial commodity-type lamps from GE and Sylvania. This enables the Company to use its production equipment to produce more specialty, higher margin lamp types. Although an interruption in these supplies could disrupt the Company's operations, the Company believes that alternative sources of supply exist and could be arranged prior to the interruption having a material adverse effect on the Company's operations or sales. The materials for the Company's power supply products are readily available on the open market.

     Most of the raw materials used in the production of metal halide salts can be sourced from several suppliers. The Company has been the dominant supplier of metal halide salts to the metal halide lamp industry for many years. Therefore, the Company has focused on addressing any circumstance which could jeopardize the continued production of these vital materials. Since the Company is the primary supplier of metal halide salts to the metal halide lamp industry, any disruption in supply would also affect each producer of the affected lamp type.

     The power supplies for the Company's MICROSUN(TM) systems are manufactured for the Company by a single supplier. The Company believes that in the case of any disruption of this supply, alternative sources of these power supplies can be arranged prior to any material adverse effect on the Company's sales.

COMPETITION

     Metal halide systems compete with other types of lighting technology for many applications. The Company's metal halide lamps compete with lamps produced by other metal halide lamp manufacturers, primarily GE, Philips and Sylvania. Metal halide technology is the newest of all lighting technologies and although the market awareness and the uses of metal halide lamps continue to grow, competition exists from older technologies in each metal halide application.

     GE, Philips and Sylvania are the Company's principal competitors in the production of metal halide lamps. Although GE, Philips and Sylvania have focused their efforts on the larger incandescent and fluorescent markets, all three companies produce metal halide lamps. These three companies have emphasized sales of a relatively small variety of commodity-type metal halide lamps, such as those found in the most common commercial and industrial applications, which the Company believes represents approximately 75% of the total metal halide lamp segment. Although the Company believes its technical and engineering expertise in the production of specialty metal halide lamps and its unique marketing approach give it a competitive advantage in this market, the Company's three primary competitors have significantly longer operating histories, substantially greater financial, technical and other resources and larger marketing and distribution organizations than the Company and could potentially expand their focus into specialty lamps.



     The Company does not believe that the foreign lamp manufacturers to whom the Company sells lamp production equipment compete with the Company's specialty products. Due to the technical and engineering expertise required to produce a new type of metal halide lamp, these purchasers have typically only produced the commodity-type lamps in which they have been trained by the Company. Although these purchasers could potentially produce specialty lamp types to compete with the Company, these purchasers would need to independently develop the expertise required to produce specialty metal halide lamps.



     The Company's North American and European power supply products compete primarily with products of two manufacturers, Advance Transformers, a subsidiary of Philips, and MagneTek, both headquartered in the United States. Both these companies have focused on the large fluorescent power supply market whereas the focus of the Company's recent acquisitions, Ballastronix and Parry, has been in HID magnetic power supplies for use primarily in metal halide applications.


INTELLECTUAL PROPERTY

     The Company relies on trade secret, trademark and patent laws to protect its rights to certain aspects of its products, including proprietary manufacturing processes and technologies, product research and concepts and trademarks, all of which the Company believes are important to the success of its products and its competitive position. In recent years, the Company has successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of the Company's trade secrets or other intellectual property rights could require the Company to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject the Company to the loss of its rights to a particular trade secret, trademark or patent, could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's results of operations.

ENVIRONMENTAL REGULATION


     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials as well as laws relating to occupational health and safety. The Company believes that its business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, which could potentially result in significant expenditures in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.


     In 1993, the Company entered into a consent decree with the City of Solon Sewer District ("Solon") with respect to the discharge of mercury into the sewer system from its Solon, Ohio plant operations. The Company instituted procedures to comply with this consent decree, and the consent decree expired by its terms due to the Company's operation within required discharge limits for the period required by the decree. However, routine sampling of the effluent by Solon between September 1995 and September 1996 revealed instances of mercury discharge in excess of the limits imposed by Solon. Subsequent tests conducted by Solon showed mercury discharges within required limits. The Company has implemented a plan intended to prevent intermittently exceeding Solon's mercury standards in the future. The Company believes the cost of continued compliance will not have a material effect on its financial position or results of operations.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material effect on its future financial position or results of operations. Capital expenditures and operating expenses in fiscal 1995, fiscal 1996 and the nine months ended March 31, 1997 attributable to compliance with such legislation were not material.


PROPERTIES


     The Company's headquarters are located in Twinsburg, Ohio, and the Company maintains manufacturing facilities in Ohio, Illinois, Texas and Nova Scotia, Canada. Set forth below is certain information with respect to the Company's principal facilities:



                                                                        APPROXIMATE
                                                                          SQUARE        OWNED/
   FACILITY LOCATION                      ACTIVITIES                      FOOTAGE       LEASED
-----------------------   ------------------------------------------    -----------     -------
NORTH AMERICA

Solon, Ohio               System components manufacturing, office         150,000       Leased
                          space
Bellevue, Ohio            System components manufacturing,                 60,000       Leased
                          production equipment manufacturing
Cleveland, Ohio           Residential fixture manufacturing                45,000        Owned
Amherst, Nova Scotia,
  Canada                  Power supply manufacturing                       45,000        Owned
Urbana, Illinois          Materials manufacturing                          30,000        Owned
Scarborough, Ontario,
  Canada                  Distribution warehouse, office space             28,000       Leased
Dallas, Texas             Fiber optic cable and lighting systems           21,000       Leased
                          manufacturing
Buffalo, New York         Power supply distribution warehouse              13,000       Leased
Twinsburg, Ohio           Corporate office space                            9,000       Leased

OTHER
Draycott, England         Power supply manufacturing                      100,000        Owned
Mitcham, Victoria,
  Australia               Distribution warehouse, office space             16,000       Leased


     The owned facilities are subject to mortgages in the following approximate outstanding amounts: Amherst -- $960,000; Urbana -- $770,000; Cleveland -- $450,000. The aggregate annual rental cost of the leased facilities is approximately $1.6 million, and the average remaining lease term is two years.

EMPLOYEES

     As of March 31, 1997, the Company had approximately 906 full-time employees, consisting of employees engaged in the designing, manufacturing and marketing of materials (66 employees), system components (689 employees), systems (44 employees) and production equipment (78 employees) and 29 employees in corporate/administrative services. The Company believes that its employee relations historically have been good. The Company's employees are not represented by any collective bargaining organization, and the Company has never experienced a work stoppage.

LEGAL PROCEEDINGS

     The Company does not have pending any litigation that, separately or in the aggregate, if adversely determined, could reasonably be expected to have a material adverse effect on the Company. The Company and its subsidiaries may, from time to time, be a party to litigation or administrative proceedings which arise in the normal course of their business.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to each person who is currently a director, an executive officer or key employee of the Company.


                                                                                        DIRECTORS
                                                                                          TERM
             NAME                AGE                      POSITION                       EXPIRES
------------------------------   ---    ---------------------------------------------   ---------
Wayne R. Hellman                 51     President, Chief Executive Officer and             1998
                                        Chairman of the Board of Directors
Louis S. Fisi                    62     Executive Vice President, Secretary and            2000
                                        Director
Francis H. Beam                  61     Director                                           2000
Theodore A. Filson               62     Director                                           1998
Susumu Harada                    46     Director                                           1999
A Gordon Tunstall                53     Director                                           1999
Nicholas R. Sucic                50     Chief Financial Officer, Vice President and
                                        Treasurer
Key Employees
David L. Jennings                47     Coordinator of Pacific Rim Development
Robert S. Roller                 51     Coordinator of Market Development
Juris Sulcs                      52     Coordinator of Technology Development



     Wayne R. Hellman has served as the chief executive and a director of the Company since 1995 and as chief executive or other senior officer of each of the Company's Predecessors since 1983. From 1968 to 1983 he was employed by the lighting division of General Electric Company. While at General Electric, Mr. Hellman served as Manager of Strategy Analysis for the Lighting Business Group; Manager of Engineering for the Photo Lamp Department; Halarc Project Venture Manager; Manager of Quartz Halogen Engineering and Manager of Metal Halide Engineering. As the Halarc Project Venture Capital Manager, he was given the responsibility of developing metal halide technology.


     Louis S. Fisi has served as the Executive Vice President and a director of the Company since 1995, served as chief financial officer of the Company from 1995 to November 1996 and chief financial officer of one or more of the Company's Predecessors from 1985 to November 1996, and assisted Mr. Hellman in the founding of the Predecessors. From 1976 to 1985, Mr. Fisi was employed in executive and financial capacities by the Smithers Company, an international industrial company, and from 1967 to 1976 was employed as a certified public accountant by an international accounting and consulting firm currently known as Ernst & Young LLP, the Company's independent auditors.

     Francis H. Beam has served as a director of the Company since 1995. Mr. Beam has served as President of Pepper Capital Corp., a venture capital firm which he formed, since 1988. Mr. Beam is also a director of The Lamson & Sessions Co., a manufacturer of thermoplastic conduit and pipe, enclosures, wiring devices and accessories. From 1959 to 1988 he was employed by an international accounting and consulting firm currently known as Ernst & Young LLP, the Company's independent auditors. Beginning in 1967 he held various partnership positions with that firm until his retirement in 1988 as Vice Chairman and Regional Managing Partner.

     Theodore A. Filson has been a director of the Company since 1995. Mr. Filson has served as an independent consultant to the lighting industry since 1994. From 1986 to 1994 he was employed as president and chief executive officer of Advance Transformer, Inc., the largest manufacturer of lighting system power supplies in the world.

     Susumu Harada has served as a director of the Company since January 1996. Mr. Harada is the chief executive officer of the following Japanese companies:
Koto Electric, Koto Bunkogen, Iwaki Cristal and Wakoh. Mr. Harada is also the chief executive of Venture Lighting Japan ("Venture Japan"), formerly, Koto Luminous, which is the Japanese distribution and manufacturing joint venture in which the Company has a 30% interest. The product lines of these companies include specialty lamps, hermetic seals for quartz crystal and optical semiconductors and digital display lamps. In 1981, Mr. Harada joined Koto as the Overseas and Domestic Sales and Planning Manager. He held a number of positions with Koto before he assumed his current position as chief executive officer in 1992.

     A Gordon Tunstall has served as a director of the Company since June 1996. He is the founder of, and for more than 13 years has served as President of, Tunstall Consulting, Inc., a provider of strategic consulting and financial planning services. Mr. Tunstall is also currently a director of Romac International, Inc., a professional and technical placement firm; Orthodontic Centers of America, Inc., a manager of orthodontic practices; Discount Auto Parts, Inc., a retail chain of automotive aftermarket parts stores; and L.A.T Sportswear, Inc., a sports apparel company.


     Nicholas R. Sucic joined the Company in 1996 as Special Assistant to the Chairman and was appointed Chief Financial Officer and Treasurer in November 1996 and Vice President in April 1997. He is a certified public accountant. From 1989 to 1996, he was employed by The Prudential Investment Corporation having served as chief financial officer and comptroller for various institutional investment units. Prior to joining The Prudential, Mr. Sucic was a partner with Ernst & Young LLP, the Company's independent auditors, having been associated with the firm since 1970.


     David L. Jennings has served as the senior officer responsible for product manufacturing and development for one or more of the Predecessors since 1983, and assisted Mr. Hellman in the founding of the Predecessors. From 1972 to 1983, he was employed by General Electric in a managerial capacity, engaged primarily in the marketing and engineering of metal halide and other lighting products.

     Robert S. Roller has served as the senior officer responsible for product marketing for one or more of the Predecessors since 1983, and assisted Mr. Hellman in the founding of the Predecessors. From 1966 to 1983, he was employed by the lighting division of General Electric in a managerial capacity, engaged primarily in the marketing and engineering of metal halide and other lighting products.

     Juris Sulcs has served as the senior officer responsible for technology development for one or more of the Predecessors since 1983, and assisted Mr. Hellman in the founding of the Predecessors. From 1966 to 1983, he was employed by the lighting division of General Electric in a managerial capacity, engaged primarily in the technological development and quality control of metal halide and other lighting products.

COMPOSITION OF THE BOARD OF DIRECTORS

     Pursuant to the terms of the Company's Articles of Incorporation and the Regulations (by-laws), the Board of Directors has the power to change the number of directors by resolution. The number of directors is currently set at nine members. Three vacancies currently exist on the board of directors. The directors are divided into three classes. Each director in a particular class is elected to serve a three-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years resulting in the election of only one class of directors each year.

COMMITTEES OF THE BOARD OF DIRECTORS

     Executive Committee. The Company's Executive Committee is composed of Mr. Hellman, Mr. Fisi and Mr. Filson. The Executive Committee is authorized to exercise all of the powers of the Board of Directors except the powers to declare dividends and issue shares of Common Stock or rights to acquire such Common Stock. The Executive Committee is empowered to act during the interim periods between meetings of the Board of Directors, where circumstances require immediate Board of Directors' action and where time and other constraints preclude a prompt special meeting of the entire Board of Directors.

     Audit Committee. The Company's Audit Committee is composed of Mr. Beam, Mr. Filson and Mr. Tunstall. The Audit Committee makes recommendations concerning the engagement of independent auditors, reviews with the independent auditors the plans and results of the audit engagement, approves professional services provided by the independent auditors, reviews the independence of the independent auditors, considers the range of audit and non audit fees and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Company's Compensation Committee is composed of Mr. Beam, Mr. Filson and Mr. Harada. The Compensation Committee determines the compensation of the Company's executive officers.

     Incentive Award Plan Committee. The Company's Incentive Award Plan Committee is composed of Mr. Hellman, Mr. Fisi and Mr. Tunstall. The members of this Committee are ineligible to receive discretionary grants of stock or stock options under any plan of the Company during the time they serve on the Committee and during the one-year period prior to such service. The Incentive Award Plan Committee administers the Incentive Award Plan and will make all determinations as to grants of stock and stock options thereunder. See "Management -- Incentive Award Plan."

     Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time.

COMPENSATION OF DIRECTORS

     All directors of the Company receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. In December 1995, the Company granted options to purchase 9,600 shares of Common Stock under the Incentive Award Plan to its nonemployee directors. These options were granted at an exercise price of $10.00 per share, options as to 2,400 shares are currently exercisable by each of Messrs. Beam and Filson. In January 1996, the Company granted options to purchase 9,600 shares of Common Stock at $10.25 per share under the Incentive Award Plan to Mr. Harada upon appointment to the Board of Directors, options as to 2,400 shares are currently exercisable. In June 1996, the Company granted options to purchase 9,600 shares of Common Stock at $17.00 per share under the Incentive Award Plan to Mr. Tunstall upon appointment to the Board of Directors. In June 1996, all nonemployee directors other than Mr. Harada were granted options to purchase an additional 5,400 shares at an exercise price of $17.00 per share. Each grant was made at the market price of the Company's Common Stock on the date of grant. Each option will vest 25% in the first year, 35% in the second year and 40% in the third year, from the date of grant. In addition, commencing in fiscal 1997, the nonemployee directors receive $2,500 for each meeting of the full board attended. Such directors will be entitled to a minimum of $10,000 if they attend 75% or more meetings of the board and committees to which they belong. No director who is an employee of the Company will receive separate compensation for services rendered as a director.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to all compensation paid or earned for services rendered to the Company in all capacities for the fiscal years ending June 30, 1996 and June 30, 1995 by the Company's executive officers.

                           SUMMARY COMPENSATION TABLE


                                                                 ANNUAL COMPENSATION
                                                    ----------------------------------------------
                                                                                      OTHER ANNUAL
                                                     SALARY           BONUS           COMPENSATION
     NAME AND PRINCIPAL POSITION       YEAR          ($)(1)            ($)                ($)
-------------------------------------  ----         --------         --------         ------------
Wayne R. Hellman                       1996         $271,177         $      0           $ 32,780(2)
  Chief Executive Officer and
     President                         1995         $324,926         $136,524           $ (3)
Louis S. Fisi                          1996         $169,224         $      0           $ (3)
  Executive Vice President and         1995         $196,156         $ 83,857           $ (3)
  Chief Financial Officer(4)



                                                   LONG-TERM COMPENSATION
                                     --------------------------------------------------
                                                    AWARDS                     PAYOUTS
                                     ------------------------------------     ---------
                                              RESTRICTED                      LONG TERM
                                                STOCK         SECURITIES      INCENTIVE      ALL OTHER
                                                AWARDS        UNDERLYING       PAYOUTS      COMPENSATION
    NAME AND PRINCIPAL POSITION      YEAR        ($)         OPTIONS/SARS        ($)           ($)(5)
-----------------------------------  ----     ----------     ------------     ---------     ------------
Wayne R. Hellman                     1996         $0               0             $ 0          $109,426
  Chief Executive Officer and
     President                       1995         $0               0             $ 0          $109,426
Louis S. Fisi                        1996         $0               0             $ 0          $ 70,961
  Executive Vice President           1995         $0               0             $ 0          $ 70,961
  Chief Financial Officer(4)


---------------

(1) Mr. Hellman and Mr. Fisi are each parties to an Employment Agreement with the Company. These Employment Agreements have an initial term commencing January 1996 and expiring December 1998. Through these Employment Agreements, Mr. Hellman and Mr. Fisi will receive an annual base compensation of $195,000 and $165,000 per year, respectively. In addition, Mr. Hellman and Mr. Fisi will each receive bonuses, if any, as determined by the Compensation Committee. These Employment Agreements provide for annual increases in annual base compensation in amounts determined by the Compensation Committee during the term of these Employment Agreements. Under these Employment Agreements, Mr. Hellman and Mr. Fisi participate in Company sponsored life, health and disability insurance coverage. Also includes compensation deferred pursuant to the Company's 401(k) deferred compensation plan and Company matching contributions relating thereto.


(2) Fiscal 1996 perquisites provided to Mr. Hellman included club dues ($21,600), automobile use ($9,768), automobile insurance and health insurance.



(3) Perquisites provided to the executive officers consisted primarily of automobile use, automobile insurance, club dues and health insurance premiums and did not exceed 10% of the person's salary and bonus.



(4) Mr. Sucic was elected to the office of Chief Financial Officer on November 13, 1996.



(5) Split-dollar life insurance premiums.


INCENTIVE AWARD PLAN

     The Incentive Award Plan, which became effective as of August 21, 1995, was established to encourage selected employees, advisors, consultants and directors of the Company to acquire an equity interest in the Company, to create an increased incentive for those persons to contribute to the Company's future success and to enhance the ability of the Company to attract and retain qualified individuals.

     The Incentive Award Plan is administered by the Incentive Award Plan Committee, each member of which is a "disinterested" person within the meaning of former Rule 16b-3 under the Exchange Act.

     Subject to adjustment under certain circumstances to prevent dilution or enlargement of the benefits or potential benefits intended to be made under the Incentive Award Plan, the number of shares of Common Stock originally available for awards under the Incentive Award Plan was 1,000,000. These shares may be issued in connection with the grant by the Incentive Award Plan Committee as "A" Incentive Options and/or "B" Incentive Options, as the case may be (collectively called the "Options"). The Incentive Award Plan also provides that no "A" or "B" Incentive Option may be exercised prior to six months after the date of its grant and that no awards may be granted under the Incentive Award Plan after July 31, 2005.

     The Company has granted Incentive Options to purchase the Common Stock of the Company. As of May 28, 1997, 188,375 "A" Incentive Options granted at an exercise price equal to the initial public offering price ($10.00) of the Common Stock were outstanding, 21,500 shares of which are vested and the rest of which will become vested based on operating performance or at the end of five years from the date of grant. 50,000 additional "A" type Incentive Options have been issued at $22.75 and are outstanding. As of May 28, 1997, an aggregate of 687,737 "B" Incentive Options had been granted on and after December 12, 1995, at market value exercise prices of $10.00 per share to $19.00 per share, and remained outstanding. The "B" Incentive Options vest as follows: 25% after one year, 35% after two years and 40% after three years from the date of grant. Stock Options granted under the Incentive Award Plan are required to comply in all respects with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or any successor provisions thereto and any regulations promulgated thereunder. Accordingly, the Incentive Award Plan provides that Incentive Stock Options will only be issued to an employee of the Company and will not be granted to an owner of ten percent or more of the combined voting power of the Company.


     The Incentive Award Plan further provides that to the extent required to comply with Rule 16b-3, any equity security issued pursuant to the Incentive Award Plan may not be sold for at least six months after acquisition, except in the case of death or disability. The Incentive Award Plan may be amended, altered, suspended, discontinued or terminated by the Company's Board of Directors except to the extent prohibited by applicable law and as expressly provided in an award agreement or in the Incentive Award Plan.

EMPLOYEE STOCK PURCHASE PLAN

     The Company has recently initiated an Employee Stock Purchase Plan, pursuant to which all employees are eligible to purchase shares of the Company's Common Stock at a discount from market value at the time of purchase. All shares will be purchased from the Company and employees will pay for shares through payroll deductions. 100,000 shares of Common Stock have been reserved for issuance under the plan.

EMPLOYMENT AND CONSULTING AGREEMENTS

     Mr. Hellman and Mr. Fisi are each parties to an Employment Agreement with the Company. These Employment Agreements have an initial term expiring December 1998. Through these Employment Agreements, Mr. Hellman and Mr. Fisi, will receive an annual base compensation of $195,000 and $165,000 per year, respectively. In addition, Mr. Hellman and Mr. Fisi will be entitled to receive a bonus in amounts determined by the Compensation Committee. These Employment Agreements provide for annual increases in the annual base compensation as determined by the Compensation Committee during the term of these Employment Agreements. Under these Employment Agreements, Mr. Hellman and Mr. Fisi participate in Company sponsored life, health and disability insurance coverage. In addition, Mr. Hellman and Mr. Fisi have entered into agreements not to compete with the Company for a period of three years after termination of employment.

     The Company entered into a three year agreement with Mr. Filson for consulting services commencing in 1994, which required payment by the Company of $100,000 per year. This agreement was terminated in 1996. In calendar 1997, Mr. Filson will provide consulting services to the Company and receive a fee of $100,000. In calendar 1998, Mr. Filson has agreed to be available to provide consulting services to the Company, although the amount of any fees has not yet been determined.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors requires a majority to be independent directors. During fiscal 1996, this Committee consisted of Mr. Beam, Mr. Filson and a former board member, Richard Capra. Mr. Filson is a consultant to the Company. The Company has also established an Incentive Award Plan Committee composed of Wayne R. Hellman and Louis S. Fisi, the Chief Executive Officer and Executive Vice President, respectively, of the Company, and A Gordon Tunstall, each of whom are disinterested directors since they will not participate in awards under such plan.

                              CERTAIN TRANSACTIONS

THE COMBINATION

     In connection with the Combination, the following executive officers and directors of the Company or their immediate family members received Common Stock in the merger of the Predecessors into the Company in exchange for the shares of Common Stock of the Predecessors which they had held. The following table sets forth the number of shares of Common Stock received by these individuals in the Combination.

                                                                               NUMBER OF SHARES
                                                                                  OF COMPANY
                             EXECUTIVE OFFICER,                                  COMMON STOCK
                            DIRECTOR OR IMMEDIATE                                  RECEIVED
                                FAMILY MEMBER                                   IN COMBINATION
-----------------------------------------------------------------------------  ----------------
Wayne R. Hellman.............................................................      3,125,153
Louis S. Fisi................................................................        657,112
Theodore A. Filson(1)........................................................         15,021
Francis H. Beam..............................................................         34,685
Brian A. Hellman (2).........................................................        177,523
Lisa B. Hellman (2)..........................................................        167,206

---------------

(1) Mr. Filson's beneficial ownership is by virtue of the Filson Family Limited Partnership, of which Mr. Filson is a general partner.

(2) Brian Hellman and Lisa Hellman are Mr. Hellman's children.

     The Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the Predecessors' shareholders received shares of the Company, except that certain former employees received, in the aggregate, an insignificant amount of cash for their shares.

OTHER TRANSACTIONS WITH DIRECTORS AND OFFICERS

     During fiscal 1996, the Company paid $764,000 to H&F Management, Inc., a company owned solely by Mr. Hellman, Mr. Fisi and Mr. Brian A. Hellman. H&F Management, Inc. provided management services to certain Predecessors prior to the Combination. This arrangement terminated prior to the Company's initial public offering.

     On June 28, 1995, the Company loaned to Mr. Hellman $88,000 (due in June
1997), represented by Mr. Hellman's 8% promissory note to the Company. On May 10, 1995, the Company loaned to Mr. Fisi $70,000 (due in May 1997), represented by Mr. Fisi's 8% promissory note. These loans were repaid in full in fiscal 1997.

     On August 10, 1995, a Predecessor redeemed from Mr. Hellman 193,000 shares of such Predecessor's common stock at a total price of $146,250.


     On September 15, 1995, a Predecessor transferred its nonlamp assets to H&F Five, Inc., a company owned by Messrs. Hellman, Fisi and certain other employees of the Company, for a demand promissory note from H&F Five, Inc. in the amount of $220,000 bearing interest at 8.5% per annum.


     In July 1994, Mr. Beam and Mr. Filson were each granted the right to purchase 48,750 shares of common stock of a Predecessor at $1.00 per share. Such grant further provided that if all shares were purchased pursuant to such rights the related rightholder would be entitled to receive an additional 9,750 shares of common stock of the Predecessor. On various dates in 1994 and 1995, Mr. Beam, either directly or through trusts or partnerships which he controlled or in which he had beneficial interests, exercised all of such rights and received such additional shares. In addition, as to the Filson interest, the shares were acquired by a trust for the benefit of a family member. In addition, in April 1995, Mr. Filson received an aggregate of 6,500 shares of common stock of the Predecessor for services rendered. Further, such directors each received 5,000 shares of common stock of the Predecessor in July 1993 upon its emergence from Chapter 11 reorganization for services rendered. No compensation expense for such shares was recorded in any period because the amount of such expense in each period was deemed insignificant. As a result of all of the foregoing, Mr. Beam and Mr. Filson received 34,685 shares and 15,021 shares of Common Stock, respectively, in the Combination.

     The Company has entered into a three year agreement with Mr. Filson for consulting services commencing in 1994, which required payment by the Company of $100,000 per year. This agreement was terminated in 1996. In calendar 1997, Mr. Filson will provide consulting services to the Company and receive a fee of $100,000. In 1998, Mr. Filson has agreed to be available to provide consulting services to the Company, although the amount of any fees has not yet been determined.

     The Company does not intend to enter into any material transaction with officers or directors, or their family members, without the approval of a majority of the nonemployee directors in the future.


     Mr. Harada, a director of the Company, is an executive officer, director and a shareholder of Venture Japan, formerly known as Koto Luminous Ltd., a Japanese manufacturer and marketer of lighting products. Venture Japan owns 182,268 shares of the Company, which were acquired in the Combination as a result of an investment in a Predecessor. In April 1997, the Company purchased a 30% equity interest in Venture Japan. Venture Japan and the Company are each 50% joint venture partners in Pacific Lighting, Inc., a British Virgin Island holding company. The Company uses Pacific Lighting to own and hold a number of the Company's joint venture's investments. Venture Japan is the Company's sole trading partner in Japan and, as a result, the Company supplies Venture Japan with materials and lamps. Venture Japan paid the Company approximately $2.4 million and $1.4 million in fiscal 1996 and the nine months ended March 31, 1997, respectively.



     On January 22, 1996 two subsidiaries of the Company each entered into a six-year Aircraft Operating Agreement with Levetz Investments, Inc. ("Levetz"), an unrelated Ohio corporation, for the purpose of chartering a 1986 Beechcraft King Air 300 airplane (the "King Air Aircraft"), which Levetz leases from LightAir Ltd. ("LightAir"), an Ohio limited liability company owned by Mr. Hellman (80%) and Mr. Fisi (20%). On May 27, 1997, the Company entered into a ten-year Aircraft Dry Lease Agreement with LightAir for the purpose of leasing a 1993 Lear Jet 60 airplane (the "Lear Aircraft"). In each case, the leased airplanes enable the Company to have air service into locations which are not adequately served by commercial carriers. One of the subsidiaries has committed to a minimum of 200 King Air flight hours per year, and the other subsidiary has committed to a minimum of 75 King Air flight hours per year. Until the minimum number of hours is reached, the subsidiaries pay $950 per flight hour for the King Air, and $550 per flight hour thereafter, in each case plus operating and maintenance expenses. The Company has committed to a minimum of 260 Lear flight hours per year. The lease rate for the Lear Aircraft is $2,500 per flight hour, plus operating costs and maintenance expenses. Messrs. Hellman and Fisi guaranteed the repayment of $1.7 million of indebtedness incurred to purchase the King Air Aircraft and the repayment of $8.4 million of indebtedness incurred to purchase the Lear Aircraft. Payments to LightAir pursuant to the King Air Aircraft lease totalled $244,000 in fiscal 1996 and $489,808 in the nine months ended March 31, 1997. Levetz has entered into a separate Aircraft Dry Lease Agreement with LightAir for use of the Lear Aircraft when not in use by the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 30, 1997, and as adjusted to reflect the completion of the Offering, by: (i) each of the Company's directors and executive officers; (ii) all directors and executive officers of the Company as a group; (iii) each person known by the Company to own beneficially 5.0% or more of the outstanding Common Stock; and (iv) the Selling Shareholders. Shares will be sold by the Selling Shareholders only if, and to the extent that, the Underwriters exercise their over-allotment option. If the Underwriters exercise their over-allotment option in part, the number of shares purchased from each Selling Shareholder will be reduced proportionately. Except as otherwise noted below, each of the holders listed below has sole voting power and investment power with respect to the shares shown as beneficially owned.



                                                                                               SHARES
                                        SHARES                                           BENEFICIALLY OWNED
                                     BENEFICIALLY                           SHARES         AFTER THE FULL
                                    OWNED PRIOR TO         PERCENTAGE       SUBJECT      EXERCISE OF OVER-
                                   THE OFFERING(2)        BENEFICIALLY     TO OVER-     ALLOTMENT OPTION(2)
                                 --------------------     OWNED AFTER      ALLOTMENT    --------------------
            NAME(1)               NUMBER      PERCENT    OFFERING(2)(3)     OPTION       NUMBER      PERCENT
-------------------------------  ---------    -------    --------------    ---------    ---------    -------
DIRECTORS, EXECUTIVE OFFICERS
  AND PRINCIPAL SHAREHOLDERS:
Wayne R. Hellman(4)............  5,299,545      39.1%         32.0%         198,169     4,849,545      29.3%
Louis S. Fisi(5)...............    539,042       4.0           3.3           50,550       488,492       3.0
Francis H. Beam................     36,504         *             *                0        36,504         *
Theodore A. Filson.............     18,771         *             *                0        18,771         *
Susumu Harada(6)...............    193,168       1.4           1.2                0       193,168       1.2
A Gordon Tunstall..............      8,750         *             *                0         8,750         *
David L. Jennings(5)(7)........    717,363       5.3           4.3           67,103       650,260       3.9
Nicholas R. Sucic..............      3,563         *             *                0         3,563         *
All Directors and Executive
  Officers as a Group(4)(6)
  (7 persons)..................  5,560,301      41.0          33.6          248,719     5,110,301      30.9
OTHER SELLING SHAREHOLDERS:
Robert S. Roller(5)(8).........    417,125       3.1%          2.5           31,576       385,549       2.3%
James F. Sarver(5).............    392,597       2.9           2.4           36,816       355,781       2.2
Juris Sulcs(5).................    369,161       2.7           2.2           34,619       334,542       2.0
Christine Hellman(5)(9)........    332,350       2.5           2.0           31,167       301,183       1.8


---------------

* Less than one percent.


(1) The business address of each of Messrs. Hellman, Fisi, Sucic, Jennings and Filson is 2307 East Aurora Road, Suite One, Twinsburg, Ohio 44087. The business addresses of Messrs. Beam, Harada and Tunstall are: Mr.
    Beam -- Pepper Capital Corporation, 30195 Chagrin Boulevard, Suite 114N, Pepper Pike, Ohio 44124; Mr. Harada -- Koto Electric Co., Ltd., Bunmeido Bldg., 7th Floor, 3-16-5, Taito, Taito-Ku, Tokyo 110, Japan; and Mr. Tunstall -- Tunstall Consulting, 13153 North Dale Mabry, Tampa, Florida, 33618.


(2) Shares beneficially owned include the following shares which may be acquired within 60 days of the date of this Prospectus by exercise of options granted pursuant to the Incentive Award Plan: Mr. Beam -- 3,750 shares; Mr.
    Filson -- 3,750 shares; Mr. Harada -- 2,400 shares; Mr. Tunstall -- 3,750 shares; Mr. Sucic -- 3,563 shares. Percentage ownership is calculated on the basis of shares outstanding before and after the Offering, plus shares which may be acquired within 60 days of the date of this Prospectus upon exercise of all options granted pursuant to the Incentive Award Plan, totaling 129,565 shares.

(3) Assumes that the Underwriters do not exercise any portion of their over-allotment option.


(4) Includes 2,063,211 shares (1,865,042 shares if the Underwriters' over-allotment option is exercised in full) owned by Mr. Hellman individually; 125,000 shares owned by a limited liability company of which Mr. Hellman is the manager and as to which Mr. Hellman has voting and investment power; 50,000 shares owned by a private charitable foundation established by Mr. Hellman and as to which Mr. Hellman has voting and investment power; 1,320,761 shares (1,218,159 shares if the Underwriters' over-allotment option is exercised in full) beneficially owned by certain shareholders of the Company held under a voting trust which expires in 2005 (the "Trust") and 1,740,573 shares (1,591,344 shares if the Underwriters' over-allotment option is exercised in full) formerly owned by the Trust as to which Mr. Hellman holds an irrevocable proxy under similar terms. These shares, totalling


---------------
(Footnotes continued on following page)

    3,061,334 (2,809,503 shares if the Underwriters' over-allotment option is exercised in full), are referred to herein as the "Trust Shares." The shares offered hereby include 204,562 shares owned by Mr. Hellman, individually, and 245,438 Trust Shares. The Trust Shares include all shares individually owned by Messrs. Fisi, Jennings, Roller, Sarver, Sulcs, Ms. Christine Hellman, Ms. Lisa Hellman and trusts for the benefits of Mr. Roller's children. The Trust Shares also include shares owned by Mr. Brian Hellman. Pursuant to the terms of the Trust and the irrevocable proxies, Mr. Hellman is empowered to vote the Trust Shares for all purposes at his sole discretion, but is not provided with investment power with respect to the Trust Shares. Beneficial owners of the Trust Shares may remove the shares from the Trust or release the shares from the irrevocable proxy, as the case may be, to effect a bona fide sale free of the restrictions of the Trust. All share distributions on account of the Trust Shares become subject to the Trust and all cash and other nonshare distributions on account of the Trust Shares are to be paid over to the grantors of the Trust. The expiration of the Trust may be accelerated under certain circumstances. Mr. Hellman does not receive any compensation for serving as voting trustee of the Trust.


(5) All individually owned shares are Trust Shares subject to voting control by Mr. Hellman.

(6) Includes 182,268 shares owned by Venture Japan, of which Mr. Harada is chief executive officer. Mr. Harada disclaims beneficial ownership of these shares.

(7) Includes 1,805 shares owned by Mr. Jennings' wife as to which he disclaims beneficial ownership. All shares, other than shares owned by Mr. Jennings' wife, are Trust Shares subject to voting control by Mr. Hellman.

(8) Includes 80,414 shares owned by six trusts for the benefit of Mr. Roller's children. Mr. Roller disclaims beneficial ownership of these shares. All such shares are Trust Shares. Includes 6,000 shares owned by a private charitable foundation established by Mr. Roller and as to which Mr. Roller has voting and investment power.

(9) Ms. Christine Hellman is a consultant to the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 80.0 million shares of Common Stock having a par value of $.001 per share and 1.0 million shares of preferred stock having a par value of $.001 per share. As of May 28, 1997, 13,430,731 shares of Common Stock and no shares of preferred stock were issued and outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding Common Stock will have the right to elect the Company's directors and otherwise control the affairs of the Company.

     Holders of Common Stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to retain any funds generated from operations to finance the development of the Company's business. The payment of dividends in the future will depend upon earnings, capital needs, and other factors. See "Dividend Policy."

     Upon a liquidation of the Company, holders of Common Stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to the Company's creditors, and subject to any preferential amount payable to holders of preferred stock of the Company, if any.

PREFERRED STOCK

     The Company's Articles of Incorporation permit the Company's Board of Directors to issue shares of preferred stock in one or more series, and to fix the relative rights, preferences, and limitations of each series. Among such rights, preferences, and limitations are dividend rights and rates, provisions for redemption, rights upon liquidation, conversion privileges, and certain voting powers. The Board of Directors of the Company currently has no plans to issue any shares of preferred stock.

     The purpose for authorizing the Board of Directors to issue and to designate the features of preferred stock is, in part, to eliminate delays associated with a shareholder vote to authorize the issuance of preferred stock. The issuance of preferred stock, for example in connection with a shareholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding capital stock of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation provide for a classified Board of Directors. The directors are divided into three classes. The directors are elected for three-year terms, which are staggered so that the terms of one-third of the directors expire each year. The Articles of Incorporation permit shareholders to remove directors only for cause at a meeting by the affirmative vote of at least a majority of the outstanding shares of Common Stock. Directors of the Company may remove directors with or without cause.

     The above-described provisions of the Company's Articles of Incorporation may have certain antitakeover effects. Such provisions, in addition to the provisions described below and the possible issuance of preferred stock discussed above, may make it more difficult for other persons, without the approval of the Company's Board of Directors, to make a tender offer or acquisitions of substantial amounts of the Common Stock or to launch other takeover attempts that a shareholder might consider to be in such shareholder's best interests.

CERTAIN PROVISIONS OF OHIO LAW

     The Company is subject to several antitakeover provisions under Ohio law that apply to Ohio public corporations, unless the Company elects to opt out of these provisions in its Articles of Incorporation or Regulations (by-laws). The Company has not opted out of these takeover provisions.

     Under Ohio's Control Share Acquisition Act (the "Acquisition Act"), any "control share acquisition" of an Ohio public corporation shall be made only with the prior authorization of the shareholders of the corporation in accordance with the provisions of the Acquisition Act. A "control share acquisition" is defined under the Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of a public corporation that, when added to all other shares of the corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33% and a majority.

     The Acquisition Act also requires that the acquiring person deliver an "acquiring person's statement" to the Ohio public corporation. The Ohio public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person's statement, unless the acquiring person agrees to a later date.

     The Acquisition Act further specifies that the shareholders of the corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Acquisition Act, the acquiring person may only acquire the stock of the Ohio public corporation upon the affirmative vote of:
(i) a majority of the voting power of the corporation that is represented in person or by proxy at the special meeting and (ii) a majority of the voting power of the corporation that is represented in person or by proxy at the special meeting, excluding those shares of the corporation deemed to be "interested shares" for purposes of the Act.

     "Interested shares" are defined under the Act to mean shares in respect of which the voting power is controlled by any of the following persons: (i) an acquiring person; (ii) any officer of the Ohio public corporation; and (iii) any employee who is also a director of the corporation. "Interested shares" also include shares of the corporation that are acquired by any person after the date of the first public disclosure of the proposed acquisition and the date of the special meeting, if either (i) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares of the Ohio public corporation exceeds $250,000 or (ii) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the corporation.

     Section 1701.59 of the Ohio Revised Code, inter alia, empowers an Ohio corporation to indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

     In addition, Section 1701.59 eliminates the personal liability in damages of a director for violations of the director's fiduciary duty, except if it is proved by clear and convincing evidence that his action or failure to act involved acts or omissions undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. The Company has not opted out of Section 1701.59 of the Ohio Revised Code. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code (providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets) nor does it affect the liability of the directors under federal securities laws.

     The Company is also subject to Ohio's Merger Moratorium Act. The Merger Moratorium Act generally prohibits a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of the corporation (an "Interested Shareholder") for a period of three years after such person becomes an Interested Shareholder, unless, prior to the date that the Interested Shareholder became such, the directors approve either the transaction or the acquisition of the corporation's shares that resulted in the person becoming an Interested Shareholder. Following the three-year moratorium period, the corporation may engage in covered transactions with an Interested Shareholder only if, among other things, (i) the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (ii) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation's shares or the amount that would be due the shareholders if the corporation were to dissolve.

     Contemporaneous with the adoption of Ohio's Merger Moratorium Act, Ohio enacted a so-called "green mailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement of the control bid.

     The Company is also subject to Ohio's Control Bid Statute. Ohio's Control Bid Statute provides that no offeror may make a "control bid" pursuant to a tender offer or a request or invitation for tenders unless, on the day the offeror commences a control bid, it files with the Ohio Division of Securities (the "Securities Division") and the target company certain information in respect of the offeror, his ownership of the corporation's shares and his plans for the corporation (including, among other things, plans to terminate employee benefit plans, close any plant or facility or reduce the work force). If the Securities Division determines that the offeror's disclosures are inadequate, it must act within three calendar days from the date of the offeror's filing to issue a suspension order. If a bid is suspended, a hearing must be held within 10 calendar days from the date of the Securities Division's suspension order. The hearing procedure must be completed no later than 16 calendar days after the date on which the suspension was imposed.

     A "control bid" under Ohio's Control Bid Statute is defined as the purchase of or an offer to purchase any equity security of an issuer with certain connections to Ohio from a resident of Ohio if (i) after the purchase of such security, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of the issued and outstanding equity securities of the issuer or (ii) the offeror as the issuer, there is a pending control bid by a person other than the issuer and the number of issued and outstanding shares of the corporation will be reduced by more than 10%.

     Finally, Ohio law provides for the right of the Board of Directors to consider the interests of various constituencies, including employees, customers, suppliers and creditors of the Company, as well as the communities in which the Company is located, in addition to the interest of the Company and its shareholders, in discharging their duties in determining what is in the Company's best interests.

     The above-described provisions of Ohio law may have certain antitakeover effects. Those provisions make it more difficult for other persons, without the approval of the Company's Board of Directors, to make a tender offer or acquisitions of substantial amounts of the Common Stock or to launch other takeover attempts that a shareholder might consider in such shareholder's best interests.

TRANSFER AGENT

     American Stock Transfer & Trust Company, New York, New York, acts as transfer agent for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 16,430,731 shares of Common Stock outstanding. Of these shares, 9,546,323 shares (9,996,323 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for those shares held by "affiliates" (as defined in the Securities Act) of the Company. The remaining 6,884,222 shares outstanding (6,434,222 shares if the Underwriters' over-allotment option is exercised in full) are "Restricted Securities" as that term is defined in Rule 144 of the Securities Act and fall into two categories, "Rule 144 Shares" consisting of 6,757,299 shares and "Regulation S Shares" consisting of 126,923 shares. In addition, 954,002 shares of Common Stock are reserved under the Incentive Award Plan for exercises of stock options granted by the Company, of which options to purchase 926,112 shares had been granted and were outstanding as of May 28, 1997, of which 129,565 are exercisable within 60 days of the date of this Prospectus and 100,000 shares of Common Stock are reserved for purchase under the Employee Stock Purchase Plan. The Company has registered the issuance of Common Stock in connection with the exercise of options under the Incentive Award Plan and purchases under the Employee Stock Purchase Plan and, consequently, when such shares are purchased, such shares will be available for sale in the public market without restriction, to the extent they are not held by affiliates.



     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 164,307 shares based upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than two years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Except for 88,024 shares of Common Stock issued in 1997 in connection with acquisitions and subject to the agreement described in the next following paragraph, all shares of Restricted Securities are eligible for sale under Rule 144.



     Each of the Company, the Selling Shareholders, the Company's officers and directors, GE and Venture Lighting Japan, who, upon completion of the Offering, will own in the aggregate 5,822,060 shares (5,372,060 shares if the Underwriters' over-allotment option is exercised in full), has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause

(i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, during the period ending 90 days after the date hereof, other than (a) the shares of Common Stock offered hereby, (b) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (c) any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company, or (d) with respect to any Selling Shareholder, any sale of shares of Common Stock, which are subject to an existing pledge or other security arrangement on the date hereof of which the Underwriters have been advised in writing, in good faith pursuant to the terms of such pledge or arrangement.

     The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities.

     Following the Offering, the Company may issue its Common Stock from time to time in connection with the acquisition of stock or assets of other companies. Such securities may be issued in transactions exempt from registration under the Securities Act.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES


                         FOR NON-UNITED STATES HOLDERS



GENERAL



     The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident, as specifically defined for U.S. federal income and estate tax purposes, of the United States, (ii) a corporation, partnership or any entity treated as a corporation or partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any State thereof (including the District of Columbia), (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the trust's administration and one or more United States fiduciaries have the authority to control all the substantial decisions of such trust. The discussion is based on current law, which is subject to change retroactively or prospectively, and is for general information only. The discussion does not address all aspects of United States federal income and estate taxation and does not address any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the current and possible future United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.



DIVIDENDS



     The Company does not intend to declare or pay any cash dividends for the foreseeable future. See "Common Stock Price Range and Dividend Policy."



     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate as may be specified by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or
(ii) if a tax treaty applies, attributable to a United States permanent establishment or, in the case of an individual, a fixed base in the United States, maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or, if a tax treaty applies, attributable to such permanent establishment or fixed base will generally not be subject to withholding (if the Non-U.S. Holder files certain forms annually with the payor of the dividend) but generally will be subject to United States federal income tax on a net income basis at regular graduated individual or corporate rates. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. The branch profits tax may not apply if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.



     To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current United States Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under proposed regulations, in the case of dividends (paid after December 31, 1997 or after December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Under current regulations, the Company must report annually to the United States Internal Revenue Service (the "IRS") and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.



     A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.



SALE OF COMMON STOCK



     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a tax treaty applies, the gain is attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder in the United States; (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home" (as specifically defined for U.S. federal income tax purposes) in the United States (unless the gain from disposition is attributable to an office or other fixed place of business maintained by such non-U.S. Holder in a foreign country and a foreign tax equal to at least 10% of such gain has been paid to a foreign country), or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Company does not believe that is has been, currently is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market," the Non-U.S. Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.



ESTATE TAX



     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.



BACKUP WITHHOLDING AND INFORMATION REPORTING



     As a general rule, under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements apply to the actual and constructive payment of dividends. The United States backup withholding tax and information reporting requirements generally, under current regulations, will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, unless the payor has knowledge that the payee is a U.S. person. Backup withholding and information reporting generally will apply to dividends paid on Common Stock to addresses inside the United States to beneficial owners that are not entitled to an exemption, as discussed above and that fail to provide in the manner required certain identifying information. However, under proposed regulations, in the case of dividends paid after December 31, 1997, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

     The payment of the proceeds from the disposition of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require (i) backup withholding if the broker has actual knowledge that the owner is not a Non-U.S. Holder, and (ii) information reporting on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable hear preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The IRS recently proposed regulations addressing the withholding and information reporting rules which could affect the treatment of the payment of proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and information reporting rules.



     Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, if any, provided that such holder files the required information or appropriate claim for refund with the IRS.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated and Raymond James & Associates, Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Prudential-Bache Securities (U.K.) Inc. and Raymond James & Associates, Inc. are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective numbers of shares of Common Stock set forth opposite the names of such Underwriters below:



                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated.......................................
      Prudential Securities Incorporated......................................
      Raymond James & Associates, Inc.........................................

                                                                                ---------
      Subtotal................................................................  2,400,000
                                                                                ---------
    International Underwriters:
      Morgan Stanley & Co. International Limited..............................
      Prudential-Bache Securities (U.K.) Inc..................................
      Raymond James & Associates, Inc.........................................

                                                                                ---------
      Subtotal................................................................    600,000
                                                                                ---------
              Total...........................................................  3,000,000
                                                                                 ========



     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives", respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer to sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it is in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."



     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.



     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.



     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $          per share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $          per share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.



     The Selling Shareholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate 450,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.



     Each of the Company and the Selling Shareholders and the Company's officers and directors, GE and Venture Lighting Japan have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the shares of Common Stock offered hereby, (b) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (c) any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company, (d) with respect to any Selling Shareholder, any sale of shares of Common Stock, which are subject to an existing pledge or other security arrangement on the date hereof of which the Underwriters have been advised in writing, in good faith pursuant to the terms of such pledge or arrangement or (e) transactions by any person other than the Company of shares of Common Stock or other securities acquired in open market transactions after completion of the offering of the Common Stock.



     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     The Underwriters and dealers may engage in passive marketing making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.


     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed upon for the Company by Cowden, Humphrey & Sarlson Co., L.P.A., Cleveland, Ohio, counsel to the Company, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of Advanced Lighting Technologies, Inc. at June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

ADVANCED LIGHTING TECHNOLOGIES, INC.


                                                                                       PAGE
                                                                                     ---------
Audited Consolidated Financial Statements:
     Report of Ernst & Young LLP, Independent Auditors............................      F-2
     Consolidated Balance Sheets as of June 30, 1996 and 1995.....................      F-3
     Consolidated Statements of Income for the Years Ended June 30, 1996, 1995 and
      1994........................................................................      F-4
     Statements of Consolidated Shareholders' Equity for the Years Ended June 30,
      1996, 1995 and 1994.........................................................      F-5
     Consolidated Statements of Cash Flows for the Years Ended June 30, 1996, 1995
      and 1994....................................................................      F-6
     Notes to Consolidated Financial Statements...................................      F-7
Unaudited Consolidated Financial Statements:
     Condensed Consolidated Balance Sheets as of March 31, 1997 (Unaudited) and
      June 30, 1996...............................................................     F-18
     Condensed Consolidated Statements of Operations (Unaudited) for the Nine
      Months Ended March 31, 1997 and 1996........................................     F-19
     Condensed Statement of Consolidated Shareholders' Equity (Unaudited) for the
      Nine Months Ended March 31, 1997............................................     F-20
     Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine
      Months Ended March 31, 1997 and 1996........................................     F-21
     Notes to Condensed Consolidated Financial Statements (Unaudited).............     F-22

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Advanced Lighting Technologies, Inc.

We have audited the consolidated balance sheets of Advanced Lighting Technologies, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Lighting Technologies, Inc. as of June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Cleveland, Ohio
September 26, 1996

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (In thousands)

                                                                           JUNE 30
                                                                             1996       1995
                                                                           --------    -------
ASSETS
Current assets:
  Cash and cash equivalents..............................................  $  1,682    $ 1,030
  Trade receivables, less allowances of $287 and $243....................    13,736      7,417
  Receivables from related parties.......................................        98        129
  Inventories:
     Finished goods......................................................    10,344      3,560
     Raw materials and work-in-progress..................................     2,363      1,496
                                                                           --------    -------
                                                                             12,707      5,056
  Prepaid expenses.......................................................       526        448
  Deferred taxes.........................................................     3,517        560
                                                                           --------    -------
Total current assets.....................................................    32,266     14,640
Fixed assets:
  Land and buildings.....................................................     2,304      1,849
  Machinery and equipment................................................    17,298     13,673
  Furniture and fixtures.................................................     2,994      1,687
                                                                           --------    -------
                                                                             22,596     17,209
  Less accumulated depreciation..........................................     6,359      5,199
                                                                           --------    -------
                                                                             16,237     12,010
Deferred taxes...........................................................       231      1,354
Receivables from related parties.........................................       913        304
Other assets.............................................................     3,085      1,094
Excess of cost over net assets of businesses acquired, net...............     3,565         --
                                                                           --------    -------
                                                                            $56,297    $29,402
                                                                           ========    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt........................................................  $    790    $ 2,041
  Accounts payable.......................................................     8,790      6,574
  Payables to related parties............................................       434        172
  Employee-related liabilities...........................................     1,859      1,651
  Accrued income and other taxes.........................................       263        714
  Other accrued expenses.................................................     2,607      1,758
  Current portion of long-term debt......................................       182      2,600
                                                                           --------    -------
Total current liabilities................................................    14,925     15,510
Long-term debt...........................................................    11,034      8,853
Other liabilities........................................................       161        171
Deferred taxes...........................................................     3,583      1,054
Redeemable warrants......................................................        --      4,849
Shareholders' Equity:
  Preferred stock........................................................        --         50
  Common stock...........................................................        11        360
  Additional paid-in-capital.............................................    26,755         --
  Retained earnings (deficit)............................................      (172)    (1,445)
                                                                           --------    -------
                                                                             26,594     (1,035)
                                                                           --------    -------
                                                                           $ 56,297    $29,402
                                                                           ========    =======

See notes to consolidated financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                          FOR THE YEARS ENDED JUNE 30
                    (In thousands, except per share amounts)

                                                                   1996       1995       1994
                                                                  -------    -------    -------
Net sales.......................................................  $54,636    $40,767    $30,938
Costs and expenses:
  Cost of sales.................................................   29,254     21,899     17,253
  Selling, general and administrative...........................   14,907     11,833      8,400
  Research and development......................................    3,000      1,673      1,006
  Noncash settlement of claim...................................    2,732         --         --
  Restructuring.................................................       --       (121)       852
                                                                  -------    -------    -------
Income from operations..........................................    4,743      5,483      3,427
Interest expense, net...........................................    1,316      2,129      2,150
                                                                  -------    -------    -------
Income before income taxes and extraordinary items..............    3,427      3,354      1,277
Income taxes....................................................      910        212         71
                                                                  -------    -------    -------
Income before extraordinary items...............................    2,517      3,142      1,206
Extraordinary charge (net of applicable income taxes of $91 in
  1996 and $168 in 1995)........................................      135        253         --
                                                                  -------    -------    -------
Net income......................................................  $ 2,382    $ 2,889    $ 1,206
                                                                  =======    =======    =======
Earnings per share:
  Before extraordinary items....................................  $   .12    $   .10    $   .13
  Extraordinary items...........................................     (.01)      (.03)        --
                                                                  -------    -------    -------
  Net income....................................................  $   .11    $   .07    $   .13
                                                                  =======    =======    =======
  Shares used for computing per share amounts...................    9,479      7,818      7,818
                                                                  =======    =======    =======

See notes to the consolidated financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994
                                 (In thousands)

                                                                   ADDITIONAL
                                            PREFERRED    COMMON     PAID-IN      RETAINED    SHAREHOLDERS'
                                              STOCK      STOCK      CAPITAL      EARNINGS       EQUITY
                                            ---------    ------    ----------    --------    -------------
Balance at July 1, 1993...................  2$,125....   $ 254      $      --    $ (2,699)      $  (320)
Net income -- Year ended June 30, 1994....         --       --             --       1,206         1,206
Capitalization of a subsidiary............  50.......      105             --          --           155
Redemption of warrants....................         --       --             --        (340)         (340)
Change in value of warrants...............  --.......       --             --         464           464
                                              -------    -----       --------     -------       -------
Balance at June 30, 1994..................      2,175      359             --      (1,369)        1,165
Net income -- Year ended June 30, 1995....         --       --             --       2,889         2,889
Redemption of preferred stock.............     (2,125)      --             --        (663)       (2,788)
Change in value of warrants...............         --       --             --      (2,302)       (2,302)
Capitalization of a subsidiary............         --        1             --          --             1
                                              -------    -----       --------     -------       -------
Balance at June 30, 1995..................         50      360             --      (1,445)       (1,035)
Net income -- Year ended June 30, 1996....         --       --             --       2,382         2,382
  Activities prior to initial public
     offering of stock:
       Purchases of common stock..........         --      147             --          --           147
       Redemption of preferred and common
          stock...........................        (50)    (252)            --      (1,109)       (1,411)
       Stock options exercised............         --       10             --          --            10
       Exchange of subsidiary companies'
          stock for parent company
          stock...........................         --     (259)           259          --            --
       Noncash settlement of claim........         --       --          2,732          --         2,732
  Activities subsequent to initial public
     offering of stock:
       Proceeds from initial public
          offering, net of commissions and
          costs...........................         --        3         23,927          --        23,930
       Issuance of common stock in
          exchange for warrants and other
          consideration...................         --        1         (1,350)         --        (1,349)
       Exchange of subsidiary company
          stock for parent company
          stock...........................         --       --            313          --           313
       Issuance of shares in connection
          with purchase of business.......         --        1            874          --           875
                                              -------    -----       --------     -------       -------
Balance at June 30, 1996..................   $     --    $  11      $  26,755    $   (172)      $26,594
                                              =======    =====       ========     =======       =======

See notes to consolidated financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          FOR THE YEARS ENDED JUNE 30
                                 (In thousands)

                                                                           1996        1995        1994
                                                                         --------    --------    --------
OPERATING ACTIVITIES
Net income.............................................................  $  2,382    $  2,889    $  1,206
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
    Depreciation and amortization......................................     1,638       1,399       1,467
    Provision for doubtful accounts....................................        43          32          70
    Noncash settlement of claim........................................     2,732          --          --
    Restructuring......................................................        --         286         852
    Deferred income taxes..............................................       695        (959)        (19)
    Extraordinary charge...............................................       135         253          --
    Changes in operating assets and liabilities (excluding the effects of purchases of businesses):
         Change in receivables.........................................    (4,057)     (2,338)     (2,289)
         Change in inventories.........................................    (4,128)       (986)        794
         Change in prepaids and other assets...........................    (3,032)       (412)       (425)
         Changes in accounts payable and accrued expenses..............     4,930       4,369        (228)
         Changes in other liabilities..................................       (12)        (69)        (25)
                                                                         --------    --------    --------
Net cash provided by operating activities..............................     1,326       4,464       1,403
INVESTING ACTIVITIES
Purchases of fixed assets..............................................    (5,050)     (1,530)     (1,043)
Purchase of businesses.................................................    (3,075)         --          --
                                                                         --------    --------    --------
Net cash used in investing activities..................................    (8,125)     (1,530)     (1,043)
FINANCING ACTIVITIES
Proceeds from revolving facility.......................................    10,580      24,630      19,904
Payments on revolving facility.........................................    (8,192)    (24,088)    (18,569)
Proceeds from long-term debt...........................................    22,362       1,726         191
Payments on long-term debt and capital leases..........................   (19,453)     (4,776)     (2,152)
Issuance of common stock...............................................       157          --         155
Borrowings for preferred stock redemption and dividends................        --       2,788          --
Redemption of preferred stock and dividends............................    (1,100)     (2,788)         --
Redemption of common stock.............................................      (311)         --          --
Other..................................................................        --         (59)       (321)
Net proceeds from initial public offering..............................    23,930          --          --
Use of proceeds:
  Repayment of long-term debt..........................................    (3,350)         --          --
  Repayment of revolving credit facility...............................    (4,429)         --          --
  Redemption of warrants...............................................    (6,199)         --          --
  Payment of trade payables............................................    (4,447)         --          --
  Payment of note......................................................    (1,541)         --          --
  Other................................................................      (556)         --          --
                                                                         --------    --------    --------
  Net cash provided by (used in) financing activities..................     7,451      (2,567)       (792)
                                                                         --------    --------    --------
Change in cash and cash equivalents....................................       652         367        (432)
Cash and cash equivalents at beginning of year.........................     1,030         663       1,095
                                                                         --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...............................  $  1,682    $  1,030    $    663
                                                                         ========    ========    ========
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid..........................................................  $  1,112    $  1,688    $  1,362
Income taxes paid......................................................       375         280         117
Noncash transactions:
  Equipment acquired by capital leases.................................       149         145          79
  Stock issued for purchase of businesses..............................     1,188          --          --
Detail of acquisitions:
  Assets acquired......................................................     9,904          --          --
  Liabilities assumed..................................................     5,546          --          --
  Stock issued.........................................................     1,188          --          --
                                                                         --------    --------    --------
  Cash paid............................................................     3,170          --          --
    less cash acquired.................................................        95          --          --
                                                                         --------    --------    --------
  Net cash paid for acquisitions.......................................  $  3,075          --          --
                                                                         ========    ========    ========

See notes to consolidated financial statements.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            YEAR ENDED JUNE 30, 1996
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

A. ORGANIZATION AND PRESENTATION

Advanced Lighting Technologies, Inc. (the "Company") is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including lamps (light bulbs), lamp components and lamp production equipment.

The Company was formed as an Ohio corporation on May 19, 1995 for the purpose of acquiring ownership, primarily by merger (the "Combination"), of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"), each one of which is engaged in an aspect of the metal halide lighting business. More specifically, the Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the shareholders of the former companies received shares of the Company, except that certain former employees received, in the aggregate, an insignificant amount of cash for their shares.

The Combination has been accounted for as a reorganization of entities under common control. Historical financial statements of each of the Predecessors for periods prior to the Combination have been combined. Certain adjustments have been recorded primarily to eliminate intercompany transactions that would have been required had the Company been a consolidated entity during such periods.

The Company operates in a single industry, on a global basis: the design, manufacture and sale of metal halide lighting products including lamps, components and production equipment. Substantially all of the Company's products are manufactured in the United States. Export sales, which did not exceed 10% of consolidated sales in any individual country, amounted to $16,349, $12,129 and $6,442 in fiscal 1996, 1995 and 1994, respectively. Approximately $5,689 of net sales in 1996 were made to one customer.

Reference to the Company, in the following notes to consolidated financial statements, refers to one or more of the Predecessors.

B. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, after elimination of all significant intercompany accounts and transactions and related revenues and expenses.

CASH EQUIVALENTS

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Trade accounts receivable are principally from major manufacturers and distributors in the lighting industry. Generally, collateral or other security is not required.

INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

B. SIGNIFICANT ACCOUNTING POLICIES--CONTINUED
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. The cost of self-constructed assets include related materials, labor, overhead and interest. Repair and maintenance costs are expensed as incurred.

In March 1995, Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued. FAS No. 121 requires long-lived assets to be reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. The Company must adopt FAS No. 121 in the first quarter of 1997 and, although the Company has not completed the analysis necessary to assess the impact of adoption, it believes the effect of adoption will not be significant.

DEPRECIATION AND AMORTIZATION

Depreciation of property, plant and equipment is provided to amortize the assets' costs over their estimated useful lives and is computed by the straight-line method for financial reporting purposes.

The weighted average useful lives for each major category of fixed assets follow:

        Buildings........................................................    30 years
        Machinery and equipment..........................................    17 years
        Furniture and fixtures...........................................    8 years

The excess of cost over net assets of businesses acquired is amortized over 20 to 25 years. Accumulated amortization was $24 at June 30, 1996.

REVENUE RECOGNITION

Lamp and lamp component revenue is recognized when products are shipped and lamp production equipment revenue is recognized using the percentage of completion method.

ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

The functional currency of consolidated subsidiaries outside the United States is the local currency. Financial statements for the subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments were not significant in all years presented.

FINANCIAL STATEMENT PRESENTATION CHANGES

Certain amounts for prior years have been reclassified to conform to the current year presentation.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

C. ACQUISITIONS

During 1996, the Company completed four business combinations, all of which were accounted for by the purchase method and, accordingly, results of operations for the acquired businesses have been included in the consolidated statement of income from their respective dates of acquisition. Proforma financial information is not presented because the impact is not significant to the results of operations.

On July 1, 1995, and February 9, 1996, the Company acquired all of the outstanding common stock of Venture Lighting-UK ("VLI-UK"), for 50,000 shares (valued at $313) of the Company's common stock. VLI-UK was the exclusive distributor of the Company's products in the United Kingdom. The purchase resulted in an excess of cost over net assets acquired of $363, which is being amortized over 20 years.

On February 5, 1996, the Company acquired the net assets of Current Industries, Inc. ("Current") of Oceanside, New York for $1,689. Current designs, manufacturers and markets specialized electrical and electromagnetic lighting control systems used in metal halide and other high intensity discharge lighting systems. The purchase resulted in an excess of cost over net assets acquired of $1,456, which is being amortized over 25 years.

On March 25, 1996, the Company acquired the net assets of Spectro Electric, Inc., ("Spectro") for $1,636 and 34,783 shares (valued at $500) of the Company's common stock. Spectro (renamed Advanced Lighting Technologies, Canada, Inc.) distributes the Company's products in the Canadian market and has facilities in Toronto, Vancouver, Calgary and Montreal. The purchase resulted in an excess of cost over net assets acquired of $72, which is being amortized over 20 years.

On June 28, 1996, the Company acquired the net assets of Venture Lighting Australia Pty Ltd ("VLA"), a leading lamp marketing organization in Australia, for $100 and 76,923 shares (valued at $875) of the Company's common stock. VLA has been the exclusive agent for the Company's products in Australia since 1987. The purchase resulted in an excess of cost over net assets acquired of $1,698, which is being amortized over 20 years.

D. FINANCING ARRANGEMENTS

Short-term debt consisted of the following:

                                                                    JUNE 30
                                                                     1996        1995
                                                                    ------      ------
        Multioption credit facility...............................  $  790
        Revolving credit facility.................................      --      $1,867
        Other.....................................................      --         174
                                                                    ------      ------
                                                                    $  790      $2,041
                                                                    ======      ======

In June 1996, the Company entered into a Multioption Credit Facility with a foreign bank that provides a line of short-term credit. Such facility provides an aggregate line of credit of $1,200 and is collateralized with certain operating assets that totaled $1,982 at June 30, 1996, and a $750 standby letter of credit. Amounts borrowed and related interest are payable quarterly.

The weighted average interest rate on short-term borrowings was 7.89% and 10.00% at June 30, 1996 and 1995.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

D. FINANCING ARRANGEMENTS--CONTINUED
Long-term debt consisted of the following:

                                                                   JUNE 30
                                                                    1996         1995
                                                                   -------      ------
        Revolving credit and security agreement..................  $ 9,924          --
        7.5% mortgage note payable in monthly principal
          installments of $5, plus accrued interest through
          October 1, 2008........................................      819      $  886
        7.5% mortgage note payable in monthly principal
          installments of $2, plus accrued interest through
          August 1, 2010.........................................      166          --
        Senior note payable......................................       --       6,254
        Term notes payable.......................................       --       3,678
        Other....................................................      307         635
                                                                   -------      ------
                                                                    11,216      11,453
                  Less current portion...........................      182       2,600
                                                                   -------      ------
                                                                   $11,034      $8,853
                                                                   =======      ======

In March 1996, the Company entered into a three-year domestic Revolving Credit and Security Agreement (the "Loan Agreement") with a bank. The Loan Agreement permits working capital advances to the Company in aggregate amounts equal to the lesser of: (i) $25.0 million less the current outstanding amount of the advances under the Capex Facility (defined below) (the "Maximum Revolving Loan Amount") or (ii) an amount based on eligible receivables and inventory (the "Working Capital Facility"). The unpaid principal balance of the working capital facility (together with accrued interest thereon) is payable on March 24, 1999. Advances under the Working Capital Facility bear interest at the option of the Company at a rate per annum (the "Working Capital Interest Rate") equal to: (i) the higher of (a) the prime rate minus 0.5% or (b) the Federal Funds Rate; or
(ii) the average LIBOR plus 2.5%. Under the terms of the Loan Agreement, the bank may make advances in excess of the applicable percentages of eligible receivables and inventory, provided that, if such excess amounts remain outstanding for five or more days in any calendar month, all outstanding advances bear interest at the Working Capital Interest Rate plus 0.5% for such month. At June 30, 1996, the interest rate was 7.75%.

The Company is able to obtain advances under the Loan Agreement up to $5.0 million to permit the Company to finance permitted capital expenditures (Capex Facility), which bear interest at a rate per annum equal to the higher of (a) the prime rate plus 0.5% or (b) the Federal Funds Rate plus 1.0%. The unpaid principal balance of the Capex Facility (together with accrued interest thereon) is payable on March 24, 1999. The bank has also agreed to issue letters of credit in an amount of up to $5.0 million, at anytime, provided the outstanding letters of credit and working capital advances do not exceed the Maximum Revolving Loan Amount. At June 30, 1996 no amounts were outstanding under the Capex Facility.

In July 1996, a foreign subsidiary of the Company entered into a similar Revolving Credit and Security Agreement with a foreign affiliate of the bank (the "Foreign Loan Agreement"). Pursuant to the Foreign Loan Agreement, the bank has agreed to extend working capital advances in the aggregate amount equal to the lesser of (i) the United States dollar equivalent of approximately $2,196 in the local currency or (ii) an amount based on eligible receivables and inventory. All amounts advanced under the Foreign Loan Agreement reduce, by the United States dollar value of outstanding amounts, the Maximum Revolving Loan Amount available to the Company under the Loan Agreement. The unpaid principal balance of the Foreign Loan Agreement (together with accrued interest thereon) is payable in March 1999. Advances under the Foreign Loan Agreement bear interest at the rate per annum set at a formula intended to approximate that of the Loan Agreement.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

D. FINANCING ARRANGEMENTS--CONTINUED
In July 1996, the Company repaid $8,774 of amounts outstanding at June 30, 1996 under the Loan Agreement with a portion of the proceeds of a common stock offering completed in July 1996.

The provisions of the Loan Agreement contain certain restrictive covenants concerning the incurrence of indebtedness and liens, capital expenditures, investments, guarantees of indebtedness of others, providing loans to others, the sale of assets, and the payment of dividends. In addition, the Company must maintain certain working capital, leverage, cash flow, debt, and tangible net worth ratios.

The 7.5% mortgage note payable in 2008 is secured by land and a building (approximately $1,670 net carrying value at June 30, 1996).

The 7.5% mortgage note payable in 2010 is secured by land purchased for future development (approximately $215 net carrying value at June 30, 1996).

All items of debt outstanding at June 30, 1995, showing no balance at June 30, 1996, were fully-paid during the second and third quarters of 1996, primarily with proceeds from the initial public offering. During 1996, the Company recorded an extraordinary loss of $135 (net of applicable income taxes of $91) for the write-off of deferred financing costs related to the early extinguishment of debt.

In October 1994, the Company refinanced certain of its borrowings resulting in an extraordinary loss on the early extinguishment of debt of $253 (net of applicable income taxes of $168).

The fair value of debt, based on market rates, approximates carrying value. Debt issuance costs, classified with other assets, are being amortized over the terms of the related debt.

The Company incurred interest expense of $1,467, $2,163 and $2,177 during fiscal 1996, 1995 and 1994, respectively.

E. SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

On December 12, 1995, the Company completed an initial public offering and issued 2,900,000 shares. Prior to the initial public offering, shares of the Predecessors were exchanged for 7,281,849 shares of common stock of the Company; and 535,887 shares were issued to a warrant holder in exchange for the warrants. During fiscal 1996, the Company issued 126,923 shares of common stock in connection with certain acquisitions and, at June 30, 1996, 34,783 shares of Common Stock were issuable in connection with an acquisition. At June 30, 1996, there were 22,000,000 shares of common stock authorized and 10,844,659 shares issued and outstanding. The common stock authorized, issued and outstanding as of June 30, 1995 represents the aggregate of the Predecessors' common stocks. The shares authorized, issued and outstanding of the individual issues of common stock of the Predecessors are not presented as the information is not meaningful.

On July 16, 1996, the Company issued 2,452,000 shares of its common stock in a public offering at $13.50 a share. Net proceeds, after the underwriters' discount and other costs associated with the offering, amounted to approximately $30,000, of which $9,200 was used to pay-down a portion of bank debt outstanding as of July 16, 1996.

At June 30, 1995, the Company had 892,500 preferred shares outstanding (without par value). In August 1995, the Company redeemed such preferred shares for $1,012,500.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

E. SHAREHOLDERS' EQUITY--CONTINUED
EMPLOYEE STOCK OPTIONS

The Company's 1995 Incentive Award Plan provides for granting of "A" and "B" incentive options to purchase common stock of the Company. The "A" options become exercisable over one-to-five years from the date of grant depending on the Company's operating performance. The "B" options become exercisable at the rate of 25% after one year, 35% after two years, and 40% after three years. All "A" and "B" options have been granted at market value on the date of grant. At June 30, 1996, the Company had 1,000,000 shares reserved for future issuance upon exercise of stock options granted under the Incentive Award Plan.

Stock option activity under the 1995 Incentive Award Plan was as follows:

                                                             NUMBER OF      OPTION PRICE
                                                              SHARES         PER SHARE
                                                             ---------      ------------
        Outstanding at July 1, 1995........................         0
        Granted............................................   814,350        $10 to $17
        Canceled...........................................   (22,500)          $10
                                                             ---------
        Outstanding at June 30, 1996.......................   791,850        $10 to $17
                                                             ========

At June 30, 1996, no options were exercisable.

F. REDEEMABLE STOCK PURCHASE WARRANTS

Warrants issued in connection with a financing entered into during 1994 were valued at $1,300 on date of issuance based on an independent appraisal. In December 1995, the warrant holder exchanged the warrants for $3,000 plus 5.0% of the Company's common stock.

Warrants issued in connection with a financing entered into during 1990 were redeemed by the Company for $3,199 in March 1996.

G. INCOME TAXES

The provision for income taxes is computed using the liability method and is based on applicable federal and state statutory rates adjusted for permanent differences between financial and taxable income.

Income taxes have been provided as follows:

                                                           1996       1995       1994
                                                           -----      -----      -----
        Federal:
             Current.....................................  $(138)     $ 776      $ 253
             Deferred....................................    485       (538)      (188)
                                                           -----      -----      -----
        State and Local:
             Current.....................................    281        160         50
             Deferred....................................    167       (186)       (44)
                                                           -----      -----      -----
        Foreign:
             Current.....................................     72          0          0
             Deferred....................................     43          0          0
                                                           -----      -----      -----
                                                           $ 910      $ 212      $  71
                                                           =====      =====      =====

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

G. INCOME TAXES--CONTINUED
The income tax provision for periods prior to the Combination has been calculated as if the Company filed a consolidated tax return.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax assets and liabilities at June 30, 1996 and 1995 are as follows:

                                                                     1996        1995
                                                                    ------      ------
        Deferred tax liabilities:
             Tax over book depreciation...........................  $3,380      $1,016
             Other................................................     203          38
                                                                    ------      ------
        Total deferred tax liabilities............................   3,583       1,054
        Deferred tax assets:
             Net operating loss carryforwards.....................   2,882       4,100
             AMT carryforward.....................................     208          43
             Tax under book accrued expenses......................     630          39
             Other................................................     304         604
                                                                    ------      ------
                                                                     4,024       4,786
        Valuation allowance.......................................    (276)     (2,872)
                                                                    ------      ------
        Total deferred tax assets.................................   3,748       1,914
                                                                    ------      ------
        Net deferred tax assets...................................  $  165      $  860
                                                                    ======      ======

The statutory federal income tax rate and the effective income tax rate are reconciled as follows:

                                                           1996       1995       1994
                                                           -----      -----      -----
        Statutory rate...................................  35.0%      35.0%      35.0%
        State and local income taxes net of federal
          benefit........................................    9.2        1.0        5.0
        Net operating loss carryforwards.................  (56.4)     (31.0)     (15.0)
        Nondeductible settlement of a claim..............   30.9         .0         .0
        Other............................................    7.8        2.0        5.0
                                                           -----      -----      -----
        Effective tax rate...............................  26.5%       7.0%      30.0%
                                                           =====      =====      =====

Income taxes paid (net of refunds) were $375 in 1996; $280 in 1995 and $117 in 1994.

As of June 30, 1996, the Company had United States net operating loss carryforwards for tax purposes of approximately $8,200 available to offset future taxable income. These carryforwards expire in the years 2006 through 2011.

H. EMPLOYEE BENEFITS

The Company has two elective savings and retirement plans covering substantially all full-time employees at two of its subsidiaries. The Plans are funded by participants' contributions with a portion matched by the Company if certain criteria are met. Administrative expenses of the plan are paid by the Company. Total expenses recognized for the plans were $234 in 1996 and 1995 and $163 in 1994.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

H. EMPLOYEE BENEFITS--CONTINUED
The Company also has two profit-sharing retirement plans covering substantially all salaried employees at two of its subsidiaries. The plans are funded through participant contributions, which are matched by Company contributions up to 2%. Company contributions were $16 in 1996 and 1995, and $11 in 1994.

I. NONCASH SETTLEMENT OF CLAIM

On October 27, 1995, several former preferred shareholders of the Company's lamp manufacturing subsidiary, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders, whereby such officers and certain other shareholders transferred, from their personal holdings, an aggregate of 273,185 shares of the Company's common stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a noncash expense and paid-in-capital of the Company.

J. RESTRUCTURING CHARGES

In June 1994, one of the Company's subsidiaries recorded a provision of $852 for the costs, principally inventory and equipment write-downs, to exit its nonlamp product line. During 1995, the disposition plan was revised resulting in a reduction of $121 in the estimated costs to exit the nonlamp product line. During 1996, the assets of the nonlamp product line (principally inventory and equipment) were sold to an affiliate of the Company for an amount equal to the carrying value of such assets as of June 30, 1995. As of June 30, 1996, the Company has an 8.5% note from the affiliate for $220 related to the sale of the assets of the nonlamp product line which is classified as a receivable from related parties.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

K. NET INCOME PER SHARE

Net income per share is computed as follows:

                                                                 1996       1995       1994
                                                                -------    -------    -------
   Income:
     Income before extraordinary items........................  $ 2,517    $ 3,142    $ 1,206
     Less: Preferred stock dividends(1).......................       --         58        170
            Increase in warrants' value(2)....................    1,350      2,302         --
                                                                -------    -------    -------
     Income before extraordinary items attributable to common
        shareholders..........................................  $ 1,167    $   782    $ 1,036
                                                                =======    =======    =======
     Net income...............................................  $ 2,382    $ 2,889    $ 1,206
     Less: Preferred stock dividends(1).......................       --         58        170
            Increase in warrants' value(2)....................    1,350      2,302         --
                                                                -------    -------    -------
     Net income attributable to common shareholders...........  $ 1,032    $   529    $ 1,036
                                                                =======    =======    =======
   Income (loss) per share:
     Income before extraordinary items........................  $   .12    $   .10    $   .13
     Extraordinary charges....................................     (.01)      (.03)        --
                                                                -------    -------    -------
     Net income...............................................  $   .11    $   .07    $   .13
                                                                =======    =======    =======
   Weighted average shares used (in thousands)................    9,479      7,818      7,818
                                                                =======    =======    =======
   Weighted average shares were computed as follows:
     Shares deemed outstanding at beginning of period.........    7,282      7,282      7,282
     Weighted average shares issued pursuant to initial public
        offering..............................................    1,601         --         --
     Weighted average shares issued upon warrant conversion...      296         --         --
     Weighted average common share equivalents................      272        536        536
     Weighted average shares issued during the period.........       20         --         --
     Weighted average shares issuable.........................        8         --         --
                                                                -------    -------    -------
                                                                  9,479      7,818      7,818
                                                                =======    =======    =======

---------------

(1) The preferred stock dividends represent cumulative dividends in arrears. No dividends were declared on the preferred stock in any of the years presented. The cumulative dividends in arrears were paid to the preferred shareholders when the related preferred shares were redeemed in October 1994.

(2) There was no accretion in the value of the warrants in 1994. The warrants were redeemed in 1996.

L. RELATED PARTY TRANSACTIONS

Prior to the initial public offering, management fees paid by the Company to an affiliate were $764 in 1996, $831 in 1995 and $173 in 1994.

During January 1996, the Company entered into a six-year Aircraft Operating Agreement ("Agreement") with an unrelated company to charter an airplane for service into locations which are not adequately served by commercial carriers. The unrelated company leases the airplane from an affiliate of the Company owned by certain officers of the Company. These officers have guaranteed the repayment of $1.7 million of indebtedness incurred by the affiliate to purchase the airplane. The Company's minimum annual commitments under the Agreement are $261. Fees paid by the Company under this agreement were $244 in 1996.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

L. RELATED PARTY TRANSACTIONS--CONTINUED
During 1996, 1995 and 1994, the Company paid a director of the Company $100 per annum for consulting services.

The Company sold lamps and lamp components to an overseas company aggregating $2,363 in 1996 and $650 in 1995. A director of the Company is also an executive officer and director of the overseas company.

M. COMMITMENTS

The Company leases buildings and certain equipment under noncancelable operating lease agreements. Total rent expense was $893 in 1996, $613 in 1995, and $580 in 1994. Future minimum lease commitments, as of June 30, 1996, were as follows:

          Year:
            1997...........................................................  $ 1,049
            1998...........................................................    1,176
            1999...........................................................    1,159
            2000...........................................................    1,091
            2001...........................................................    1,060
          Thereafter.......................................................    1,128
                                                                             -------
          Minimum lease payments...........................................  $ 6,663
                                                                              ======

Estimated costs to complete construction-in-progress, at June 30, 1996, were $605.

N. CONTINGENCY

On March 1, 1996, a former common shareholder of a Predecessor asserted a claim in the United States District Court for the Northern District of Ohio against the Chief Executive Officer and a director of the Company, and the Chief Financial Officer and a director of the Company, and subsequently, a claim against the Company, alleging certain misrepresentations and/or omissions were made to the former common shareholder in connection with: (i) the Company's purchase of his equity interest effected by a merger of a Predecessor into the Company, as to which the former common shareholder waived his statutory appraisal rights and (ii) the purchase by the Chief Executive Officer of the former common shareholder's beneficial interest in a trust controlled by the Chief Executive Officer. The former common shareholder alleges that the misrepresentations and/or omissions made by the Chief Financial Officer and others on behalf of the Chief Executive Officer and the Chief Financial Officer caused direct damages which exceed $900. The suit also claims punitive damages in an undetermined amount believed by the former common shareholder to exceed $2,700.

On August 23, 1996, another former common shareholder filed similar claims against the Chief Executive and Chief Financial Officers and the Company seeking direct damages of $400 and punitive damages of $1,200.

The Chief Executive and Chief Financial Officers have denied all of the above allegations and are vigorously defending the claims. Management of the Company does not believe the outcome of these claims will have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

O. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended June 30, 1996 and 1995.

                                                                    THREE MONTHS ENDED
                                                         ----------------------------------------
                         1996                            JUN 30     MAR 31     DEC 31(A)  SEP 30
-------------------------------------------------------  -------    -------    -------    -------
Net sales..............................................  $17,341    $13,786    $12,037    $11,472
Gross profit(c)........................................    8,043      6,382      5,615      5,342
Income (loss) from operations(c).......................    2,110      1,911       (905)     1,627
Income (loss) before extraordinary items...............    1,559      1,487     (1,453)       924
Net income (loss)......................................  $ 1,559    $ 1,455    $(1,556)   $   924
Income (loss) per share:
     Before extraordinary items........................  $  0.14    $  0.14    $  (.33)   $  0.12
     Extraordinary items...............................       --         --       (.01)        --
                                                         -------    -------    -------    -------
Net income (loss)......................................  $  0.14    $  0.14    $  (.34)   $  0.12
                                                         -------    -------    -------    -------
Average shares outstanding.............................   11,000     10,749      8,448      7,818
Price Range of Common Stock (b)
     High..............................................  $18.250    $14.875    $10.250        N/A
     Low...............................................  $12.625    $ 7.625    $10.000        N/A

                                                                    THREE MONTHS ENDED
                                                         ----------------------------------------
                         1995                            JUN 30     MAR 31     DEC 31     SEP 30
-------------------------------------------------------  -------    -------    -------    -------
Net sales..............................................  $10,748    $10,721    $ 9,988    $ 9,310
Gross profit...........................................    5,129      4,948      4,481      4,310
Income from operations.................................      960      1,419      1,557      1,547
Income before extraordinary items......................    1,074        463        855        749
Net income.............................................  $ 1,074    $   463    $   602    $   749
Income (loss) per share:
     Before extraordinary items........................  $   .06    $  (.01)   $  (.03)   $   .02
     Extraordinary items...............................       --         --        .03         --
                                                         =======    =======    =======    =======
Net income (loss)......................................  $   .06    $  (.01)   $    --    $   .02
                                                         =======    =======    =======    =======
Average shares outstanding.............................    7,818      7,818      7,818      7,818
Price Range of Common Stock (b)
     High..............................................      N/A        N/A        N/A        N/A
     Low...............................................      N/A        N/A        N/A        N/A

---------------

(a) The three months ended December 31, 1995 includes a nondeductible noncash charge of $2,732 for the settlement of a claim.

(b) The Company completed its initial public offering on December 12, 1995.

(c) Capitalization of overhead variances increased gross profit and income from operations for the three months ended June 30, 1996 by approximately $300.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.


               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                 (In thousands)


                                                                           MARCH 31,   JUNE 30,
                                                                             1997        1996
                                                                           ---------   ---------
ASSETS
Current assets:
  Cash and cash equivalents..............................................  $   6,208   $   1,682
  Short-term investments.................................................     10,229           0
  Trade receivables, less allowances of $236 and $287....................     25,385      13,736
  Receivables from related parties.......................................        186          98
  Inventories:
     Finished goods......................................................     16,818      10,344
     Raw materials and work-in-progress..................................      3,693       2,363
                                                                            --------    --------
                                                                              20,511      12,707
  Prepaid expenses.......................................................      1,657         526
  Deferred taxes.........................................................      1,746       3,517
                                                                            --------    --------
Total current assets.....................................................     65,922      32,266
Property, plant and equipment:
  Land and buildings.....................................................      4,308       2,304
  Machinery and equipment................................................     28,660      17,298
  Furniture and fixtures.................................................      4,408       2,994
                                                                            --------    --------
                                                                              37,376      22,596
  Less accumulated depreciation..........................................      8,016       6,359
                                                                            --------    --------
                                                                              29,360      16,237
Receivables from related parties.........................................      1,142         913
Investments and other assets.............................................      8,629       3,316
Excess of cost over net assets of businesses acquired, net...............      7,267       3,565
                                                                            --------    --------
                                                                           $ 112,320   $  56,297
                                                                            ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt and current portion of long-term debt..................  $   1,400   $     972
  Accounts payable.......................................................     11,683       8,790
  Payables to related parties............................................        428         434
  Employee-related liabilities...........................................      2,405       1,859
  Accrued income and other taxes.........................................      1,986         263
  Other accrued expenses.................................................      4,627       2,607
                                                                            --------    --------
Total current liabilities................................................     22,529      14,925
Long-term debt...........................................................     22,952      11,034
Other liabilities........................................................         98         161
Deferred taxes...........................................................      3,583       3,583
Shareholders' equity
  Common stock...........................................................         13          11
  Paid-in-capital........................................................     58,815      26,755
  Retained earnings (deficit)............................................      4,330        (172)
                                                                            --------    --------
                                                                              63,158      26,594
                                                                            --------    --------
                                                                           $ 112,320   $  56,297
                                                                            ========    ========


See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (In thousands, except per share dollar amounts)


                                                                            NINE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
Net sales..............................................................    $60,776     $37,295
Costs and expenses:
  Cost of sales........................................................     32,463      19,957
  Marketing and selling................................................     10,535       5,864
  Research and development.............................................      4,268       1,714
  General and administrative...........................................      5,418       4,395
  Amortization of intangible assets....................................        199          63
  Settlement of claim..................................................        771          --
  Noncash settlement of claim..........................................         --       2,732
                                                                            ------      ------
Income from operations.................................................      7,122       2,570
Other income (expense):
  Interest expense.....................................................       (749)     (1,197)
  Interest income......................................................        610         110
                                                                            ------      ------
Income before income taxes and extraordinary charge....................      6,983       1,483
Income taxes...........................................................      2,481         525
                                                                            ------      ------
Income before extraordinary charge.....................................      4,502         958
Extraordinary charge, net of applicable income tax benefits............         --        (135)
                                                                            ------      ------
NET INCOME.............................................................    $ 4,502     $   823
                                                                            ======      ======
Earnings (loss) per share:
  Before extraordinary item............................................    $   .33     $  (.04)
  Extraordinary charge.................................................         --        (.02)
                                                                            ------      ------
NET EARNINGS (LOSS) PER SHARE..........................................    $   .33     $  (.06)
                                                                            ======      ======
Shares used for computing per share amounts............................     13,503       8,999
                                                                            ======      ======


See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

      CONDENSED STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (UNAUDITED)

                        NINE MONTHS ENDED MARCH 31, 1997
                                 (In thousands)

                                                       COMMON     PAID-IN     RETAINED
                                                       STOCK      CAPITAL     EARNINGS    TOTAL
                                                       ------     -------     --------   -------
Balance at July 1, 1996............................     $ 11      $26,755      ($ 172)   $26,594
Net income.........................................       --           --       4,502      4,502
Net proceeds from public offering of 2,452,050
  common shares....................................        2       30,089          --     30,091
Stock options exercised............................       --          434          --        434
Issuance of shares in connection with purchases of
  businesses.......................................       --        1,537          --      1,537
                                                         ---      -------      ------    -------
Balance at March 31, 1997..........................     $ 13      $58,815      $4,330    $63,158
                                                         ===      =======      ======    =======

See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (In thousands)

                                                                                     NINE MONTHS ENDED
                                                                                         MARCH 31,
                                                                                   ---------------------
                                                                                     1997         1996
                                                                                   --------     --------
OPERATING ACTIVITIES
  Net income...................................................................    $  4,502     $    823
  Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Depreciation and amortization............................................       1,829        1,272
      Deferred income taxes....................................................       1,782           --
      Noncash settlement of claim..............................................          --        2,732
      Extraordinary charge.....................................................          --          135
      Changes in operating assets and liabilities:
         Trade receivables.....................................................      (9,400)      (4,255)
         Inventories...........................................................      (5,612)      (4,006)
         Prepaids and other assets.............................................      (2,430)      (1,408)
         Accounts payable and accrued expenses.................................       2,869        5,845
         Other liabilities.....................................................         (74)         380
                                                                                     ------       ------
         Net cash (used in) provided by operating activities...................      (6,534)       1,518
INVESTING ACTIVITIES
  Capital expenditures.........................................................     (11,589)      (2,462)
  Purchase of short-term investments...........................................     (10,229)          --
  Purchases of businesses......................................................      (6,595)      (3,330)
  Investments in affiliates....................................................      (1,023)          --
                                                                                     ------       ------
         Net cash used in investing activities.................................     (29,436)      (5,792)
FINANCING ACTIVITIES
  Proceeds from revolving credit facility......................................      65,189       10,580
  Payments of revolving credit facility........................................     (47,344)      (8,084)
  Proceeds from long-term debt.................................................      14,822        6,478
  Payments of long-term debt and capital leases................................      (5,896)      (5,806)
  Issuance of common and preferred stock.......................................         434          157
  Redemption of common stock...................................................          --         (310)
  Redemption of preferred stock and dividends..................................          --       (1,101)
  Net proceeds from public offering............................................      30,091       23,961
  Use of net proceeds from public offering:
    Payment of long-term debt..................................................          --       (3,350)
    Payment of revolving credit facility.......................................     (16,800)      (4,429)
    Redemption of warrants.....................................................          --       (6,199)
    Payment of trade payables..................................................          --       (4,447)
    Payment of note............................................................          --       (1,541)
    Other......................................................................          --         (556)
                                                                                     ------       ------
         Net cash provided by financing activities.............................      40,496        5,353
                                                                                     ------       ------
Increase in cash and cash equivalents..........................................       4,526        1,079
Cash and cash equivalents, beginning of period.................................       1,682        1,030
                                                                                     ------       ------
CASH AND CASH EQUIVALENTS, END OF PERIOD.......................................    $  6,208     $  2,109
                                                                                     ======       ======
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid................................................................    $    684     $    870
  Income taxes paid............................................................          81          136
  Noncash transactions:
  Equipment acquired through capital leases....................................       1,004          120
  Stock issued for purchases of businesses.....................................       1,537          500
  Detail of acquisitions:
  Assets acquired..............................................................    $ 14,212     $  4,974
  Liabilities assumed..........................................................      (5,688)      (1,144)
  Stock issued.................................................................      (1,537)        (500)
                                                                                     ------       ------
  Cash paid....................................................................       6,987        3,330
  Less cash acquired...........................................................         392           --
                                                                                     ------       ------
         Net cash paid for acquisitions........................................    $  6,595     $  3,330
                                                                                     ======       ======

See notes to condensed consolidated financial statements

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                                 MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

A. ORGANIZATION

     Advanced Lighting Technologies, Inc. (the "Company") is an innovation-driven designer, manufacturer and marketer of metal halide lighting products, including lamps (light bulbs), lamp components and lamp production equipment.

     The Company was formed on May 19, 1995 for the purpose of acquiring ownership, primarily by merger (the "Combination"), of 17 affiliated operating corporations that were previously under common ownership and management (the "Predecessors"), each one of which is engaged in an aspect of the metal halide lighting business. More specifically, the Combination was principally effected through a series of nonmonetary mergers or stock exchanges in which the shareholders of the former companies received shares of the Company. The Combination has been accounted for as a reorganization of entities under common control. Historical financial statements of each of the Predecessors for periods prior to the Combination have been combined. Certain adjustments have been recorded primarily to eliminate intercompany transactions that would have been required had the Company been a consolidated entity during such periods.

B. BASIS OF PRESENTATION


     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, this information includes all material adjustments, including adjustments of a normal and recurring nature, as well as the charge for the settlement of a claim described in Note D, necessary for a fair presentation. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and notes and, actual results could differ from these estimates. Certain reclassifications were made to prior year amounts to conform to the current period presentation. For further information, refer to the consolidated financial statements and notes thereto for the year ended June 30, 1996 included elsewhere in this Prospectus. Operating results for the three or nine month periods ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full-year ending June 30, 1997.


C. RECOVERABILITY OF LONG-LIVED ASSETS

     Effective July 1, 1996, the Company adopted Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." FAS No. 121 requires long-lived assets to be reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. No significant adjustments were made to the carrying amount of assets as a result of adopting FAS 121.

D. SETTLEMENT OF A CLAIM

     On March 1, 1996, a former common shareholder of a Predecessor asserted a claim in the United States District Court for the Northern District of Ohio against the Chief Executive Officer and a director of the Company, and the Executive Vice President and a director of the Company, and subsequently, a claim against the Company. The claim alleged that certain misrepresentations and/or omissions were made to the former common shareholder in connection with:
(i) the Company's purchase of his equity interest effected by a

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

D. SETTLEMENT OF A CLAIM--CONTINUED
merger of a Predecessor into the Company, as to which the former common shareholder waived his statutory appraisal rights and (ii) the purchase by the Chief Executive Officer of the former common shareholder's beneficial interest in a trust controlled by the Chief Executive Officer. The former common shareholder alleged that the misrepresentations and/or omissions caused direct damages which exceeded $900. The suit also claimed punitive damages in an undetermined amount believed by the former common shareholder to exceed $2,700. On August 23, 1996, another former common shareholder filed similar claims against the Chief Executive Officer and Executive Vice President and the Company seeking direct damages of $400 and punitive damages of $1,200.

     The Chief Executive Officer, the Executive Vice President and the Company denied all of the allegations and vigorously defended against the claims.

     On November 29, 1996, the Company, the Chief Executive Officer and the Executive Vice President reached an out-of-court settlement of both former common shareholders' claims for an aggregate amount of $475. The charge of $771 in the second quarter of fiscal 1997 represents the $475 settlement plus legal and other directly-related costs, net of anticipated insurance recoveries.

E. NONCASH SETTLEMENT OF CLAIM

     On October 27, 1995, several former preferred shareholders of the Company's lamp manufacturing subsidiary, whose shares were redeemed in August 1995 (prior to the Combination), asserted a claim against certain officers of the Company. On November 15, 1995, such officers entered into a settlement agreement with the former preferred shareholders, whereby such officers and certain other shareholders transferred, from their personal holdings, an aggregate of 273,185 shares of the Company's common stock to the former preferred shareholders. Since the settlement resulted in a transfer of personal shares held by such officers, there was no dilution of the ownership interest of shareholders of the Company. The settlement was recorded as a noncash expense and paid-in-capital of the Company.

F. INCOME TAXES

     At June 30, 1996, the Company had United States net operating loss carryforwards ("NOLs") for tax purposes of approximately $8,200 to offset future taxable income. These NOLs expire in the fiscal years 2006 through 2011.

G. EARNINGS PER SHARE

     Earnings per share (EPS) is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share," which requires changes in computing and presenting earnings per share, effective for the quarter ended December 31, 1997. Early adoption of FAS No. 128 is prohibited and the impact as it relates to the Company's reported EPS is not expected to be material.

H. FINANCING ARRANGEMENT

     In December 1996, a subsidiary of the Company entered into a three-year financing arrangement with a bank for the purchase of real estate and a building. The arrangement provided $450 to the subsidiary at a twelve-month fixed interest rate of 8.25%, which was equal to the bank's prime lending rate at the date of closing. Thereafter, the interest rate becomes variable based on changes in the bank's prime lending rate. Only

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

interest payments are required for the first year of the loan. During the subsequent 23 months, principal payments of $2 plus interest are required, followed by a final payment of $407 at maturity.

I. ACQUISITIONS


     During December 1996, a newly-organized subsidiary of the Company, Advanced Cable Lite Corporation, acquired all of the assets (and assumed certain liabilities) of Cable Lite Corporation in exchange for 50,000 shares of the Company's Common Stock (valued at $975), with up to an additional 50,000 shares of Common Stock contingently issuable based upon the market price of the shares during the month of June 1998. The purchase price resulted in an excess of cost over net assets acquired of $1,008, which is being amortized over 25 years. Advanced Cable Lite Corporation designs, manufactures and sells fiber optic and fiber light products.


     On January 31, 1997, the Company completed the purchase of certain assets of Web Design Associates, Inc., a company engaged in consumer product design and development for approximately $600 in cash.


     On February 11, 1997, the Company acquired the outstanding shares of Ballastronix, Inc., a company focused on designing, manufacturing and marketing of electromagnetic power supplies for metal halide lighting systems. The purchase price consisted of $5,511 in cash and 38,024 shares of the Company's Common Stock. The transaction was financed through cash on-hand and a portion of the proceeds from a $8,400 term-loan with a bank. The transaction has been accounted for by the purchase method.



J. INVESTMENTS SUBSEQUENT TO MARCH 31, 1997



     On April 2, 1997, the Company invested approximately $3,800 of cash in exchange for a 30% interest in Koto Luminous Co., Ltd., the Company's sole agent in Japan. Subsequent to the date of investment, Koto Luminous, a marketer and distributor of metal halide lamps, began doing business under the name Venture Lighting Japan. Using the proceeds of the investment and an additional investment by a Koto affiliate, Venture Lighting Japan will equip and operate a metal halide lamp manufacturing facility in Japan, which is expected to be operational in October 1997.



     On June 2, 1997, the Company purchased the system component manufacturing and operating assets of W.J. Parry & Co. (Nottingham), Ltd., a manufacturer and marketer of magnetic power supplies for high intensity discharge lighting systems, based in the United Kingdom for approximately $8,500 in cash, which the Company financed through borrowings under its domestic revolving credit and security agreement with a bank.

                              [INSIDE BACK COVER]


ADVANCED LOGO


"ADVANCED LIGHTING TECHNOLOGIES' INNOVATIONS ACCELERATE DEMAND FOR METAL HALIDE
                                   LIGHTING"



   [PICTURE MONTAGE WITH THE FOLLOWING CAPTIONS: "RETAIL," "SPORTS LIGHTING,"
     "INFRASTRUCTURE," "OUTDOOR COMMERCIAL," "FIBER OPTICS," "AUTOMOTIVE,"
                       "TELEVISIONS" AND "RESIDENTIAL."]

                                 ADVANCED LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of expenses of the Company in connection with the issuance and distribution of the shares of Common Stock being registered. All but the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee are estimates.


     Securities and Exchange Commission Registration Fee......................  $ 26,660
     National Association of Securities Dealers, Inc. Filing Fee..............     9,298
     Nasdaq National Market System Listing Fee................................    17,500
     Printing and Engraving Expenses..........................................   200,000
     Blue Sky Fees and Expenses...............................................     6,500
     Legal Fees and Expenses..................................................   200,000
     Accounting Fees and Expenses.............................................    75,000
     Transfer Agent Fees......................................................     6,000
     Miscellaneous Expenses...................................................   134,042
                                                                                --------
     Total....................................................................  $675,000
                                                                                ========


     The Selling Shareholders will not pay expenses in connection with the Offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 1701.59 of the Ohio Revised Code, which eliminates the personal liability in damages of a director for violations of the director's fiduciary duty, except if it is proved by clear and convincing evidence that his action or failure to act involved acts or omissions undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code(providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets).

     Reference is made to Section 1701.13 of the Ohio Revised Code, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the name of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, code of regulations, disinterested director vote, shareholder vote, agreement or otherwise.

     Reference is made to Article Seven of the Code of Regulations (by-laws) of the Company contained in Exhibit 3.2 hereto which provides for the indemnification of directors and officers to the fullest extent permitted by Ohio law.

     Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying directors and officers of the Company against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In a merger of parents of the certain Predecessors into the Company effective October 6, 1995, the Company issued 452,863 shares of Common Stock to a total of 13 officers, directors and/or employees of the Company or its Predecessors. The consideration received by the Company was various shares of common stock of the parents of the Predecessors. Such securities were sold pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, the Company issued 335,774 shares of Common Stock to 94 employees pursuant to the exemption provided by Rule 701. Pursuant to the Incentive Award Plan and in connection with a merger of a Predecessor's parent into the Company the merger caused the cancellation of the common stock of the Predecessor's parent held by such employees if the employees elected to receive $.02 plus the receipt of Common Stock pursuant to the Incentive Award Plan. Those employees electing this option received such securities pursuant to a written compensatory benefit plan established by the Company for the participation of its employees. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was non-cash consideration comprised of the cancellation of the Predecessor's parent common stock pursuant to the merger and the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.

     Also, in connection with such merger effective October 10, 1995, the Company issued 2,494,627 shares of Common Stock to Mr. Hellman individually and as voting trustee on behalf of the beneficial owners thereof. Such securities were issued pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, the Company issued 52,686 shares of Common Stock to 29 employees pursuant to the exemption provided by Rule 701. These securities were issued pursuant to a written compensatory benefit plan established by the Company for the participation of its employees and in connection with an exchange of stock between shareholders of the Predecessor and the Company. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was noncash consideration comprised of the common stock of the Predecessor and the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.

     In a merger of another parent of a Predecessor into the Company effective October 10, 1995, the Company issued 2,785,090 shares of Common Stock to a total of eight officers, directors and/or employees of the Company or its Predecessors. The consideration received by the Company was 997 shares of common stock of the parents of the Predecessors. Such securities were sold pursuant to
Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising. After this merger, the remaining ten shareholders of the Predecessor exchanged a total of 7,505 shares of Predecessor common stock for a total of 342,565 shares of Common Stock. Such securities were sold pursuant to
Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, the Company issued 664,429 shares of Common Stock to nine employees pursuant to the exemption provided by Rule 701. These securities were issued pursuant to a written compensatory benefit plan established by the Company for the participation of its employees and in connection with an exchange of stock between shareholders of the Predecessor and the Company. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was noncash consideration comprised of the common stock of the Predecessor and the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.

     On October 10, 1995, Wayne R. Hellman exchanged 100 shares of Predecessor common stock for 5,718 shares of Common Stock of the Company. Such securities were sold pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.

     On October 10, 1995, six officers, directors and employees of the Company exchanged 106 shares in a Predecessor with the Company for a total of 148,096 shares of Common Stock. Such securities were sold pursuant to Section 4(2) of the 1933 Act, in that they were offered in transactions not involving any public offering, exclusively to a limited number of persons, each of whom had a preexisting relationship with the Company or its Predecessors and, in each case, had access to all material information concerning the Company, and such securities were offered without the use of any form of general solicitation or advertising.


     On October 10, 1995, the Company issued to 32 employees "A" Incentive Options under its Incentive Award Plan for an aggregate of 230,000 shares of Common Stock, each exercisable at $10.00 per share. These options will become vested if certain financial goals are met or after five years from date of grant. These options were issued in reliance upon the exemption provided by Rule
701. These securities were issued pursuant to a written compensatory benefit plan established by the Company for the participation of its employees. Each participant in the compensatory benefit plan was provided with a copy of such plan. The aggregate offering price received by the issuer for the issuance of the securities was noncash consideration comprised of the employees' services provided in the regular course of their duties. The aggregate offering price of these shares issued pursuant to Rule 701 did not exceed 15% of the Company's total assets.


     On December 8, 1995, the Company amended the "A" Incentive Options so that the exercise price equaled the initial public offering price of the Common Stock ($10 per share).

     On December 11, 1995, the Company paid to GE $3.0 million in cash plus 535,887 shares of Common Stock in consideration for the GE Warrant. These shares were issued pursuant to Section 4(2) of the 1933 Act in that they were offered in a transaction not involving a public offering. These shares were issued with a restrictive legend.

     Effective February 9, 1996, the Company acquired the 20% remaining equity interest in its 80%-owned English subsidiary in exchange for 50,000 shares of Common Stock. Such securities were sold in reliance upon an exemption pursuant to Regulation S under the Securities Act, in that they were offered and sold in England to two individual residents of the United Kingdom in exchange for their minority interests in the Company's subsidiary, and are subject to transfer restrictions.

     On June 13, 1996, in connection with the Company's acquisition of substantially all of the assets of two Australian vendors of lamps, Cleveland Investments PTY, Ltd. (f/k/a Venture Lighting International PTY Limited) and Scandium Investments PTY, Ltd. (f/k/a Venture Lighting Australia PTY Limited), both of whom are distributors for Venture Lighting International, Inc., the Company issued 38,423 Shares of Common Stock to Cleveland Investments PTY, Ltd. and 38,500 Shares of Common Stock to Scandium Investments PTY, Ltd. Such securities were issued in reliance upon an exemption pursuant to Regulation S under the Securities Act, in that they were offered and sold pursuant to a negotiated agreement, offered and sold in Australia to two entities, both of whom are residents of Australia. Additionally, the issued shares are subject to transfer restrictions.

     On December 23, 1996, a newly-organized subsidiary of the Company, Advanced Cable Lite Corporation, acquired all of the assets (and assumed certain liabilities) of Cable Lite Corporation (the "Seller") in exchange for the Company's issuance of 50,000 shares of Common Stock and other consideration. The Common Stock was issued to Cable Lite Corporation in a negotiated purchase of assets. Cable Lite is required to transfer the shares to its shareholders in liquidation. Cable Lite and its four shareholders signed an investment representation and agreed to transfer restrictions. The certificates representing the shares bear a restrictive legend. The sale of the shares was exempt pursuant to Sections 4(1) and 4(2) of the Securities Act.

     On February 11, 1997, the Company acquired certain assets and all of the outstanding shares of Ballastronix Inc. The negotiated purchase price included $5,511,000 in cash and 38,024 shares of the Company's Common Stock. The Common Stock was issued to five Ballastronix Inc. manager/shareholders in a negotiated acquisition. Each of these shareholders signed an investment representation and agreed to transfer restrictions. The shares were issued with a restrictive legend. The sale of the shares was exempt pursuant to Section 4(2) of the Securities Act.

     No underwriters were used, no underwriting discounts were incurred, and no commissions were paid in connection with any of the above transactions.

ITEM 16.  EXHIBITS

  a. Exhibits


      1.1        Form of Underwriting Agreement
      3.1        Second Amended and Restated Articles of Incorporation [as amended to
                 February 12, 1997].****
      3.2        Code of Regulations*
      4.1        Reference is made to Exhibits 3.1 and 3.2
      4.2        Form of Stock Certificate for Common Stock of the Company*
      5.1        Opinion of Cowden, Humphrey & Sarlson*****
      9.1        Form of Voting Trust Agreement dated as of October 10, 1995 by and among the
                 Company, Wayne R. Hellman, Louis S. Fisi, David L. Jennings, Robert S.
                 Roller, Juris Sulcs, James F. Sarver, Brian A. Hellman, and Lisa Hellman, as
                 amended December 20, 1995.*
      9.2        Form of Irrevocable Proxy*
      10.1       Copy of the Company's Incentive Award Plan*
      10.1/A     Form of Amended Option "A" Grant, qualifying as an Incentive Stock Option*
      10.2       Copy of the Non-Employee Director Stock Purchase Plan for Venture Lighting
                 International, Inc.*
      10.3       Plan and Agreement of Merger Among H & F Four, Inc., VLI Partners II, Inc.
                 and Venture Lighting International, Inc., effective as of October 6, 1995**
      10.4       Plan and Agreement of Merger With of H&F Six, Inc., H&F Seven, Inc., H&F
                 Eight, Inc., H&F Nine, Inc., H&F Twelve, Inc., H&F Thirteen, Inc., H&F
                 Fourteen, Inc., H&F Fifteen, Inc. and H&F Sixteen, Inc. and Into Advanced
                 Lighting Technologies, Inc., effective as of October 6, 1995*
      10.5       Plan and Agreement for Exchange of Stock Among Advanced Lighting
                 Technologies, Inc. and Shareholders of Metal Halide Technologies, Inc.,
                 effective as of October 10, 1995*
      10.6       Plan and Agreement for Exchange of Stock Among Advanced Lighting
                 Technologies, Inc. and Shareholders of Microsun Technologies, Inc.,
                 effective as of October 10, 1995*
      10.7       Plan and Agreement of Merger of VLI Partners II, Inc. With and Into Advanced
                 Lighting Technologies, Inc., effective as of October 10, 1995, as amended*
      10.8       Plan and Agreement of H & F One, Inc. With and Into Advanced Lighting
                 Technologies, Inc., effective as of October 10, 1995, as amended*
      10.9       Form of Plan and Agreement for Exchange of Stock Among Advanced Lighting
                 Technologies, Inc. and Individual Shareholders of APL Engineered Materials,
                 Inc., effective as of October 10, 1995*
      10.10      Form of Preferred Stock Redemption Agreement between VLI Partners II, Inc.
                 and its preferred shareholders (all are substantially the same except the number of shares being redeemed and the total redemption price)*
      10.11      Agreement to Repay, dated October 5, 1995 with GE*
      10.12      Bill of Sale dated September 15, 1995 from APL Engineered Materials, Inc. to
                 H & F Five, Inc.*

      10.13      Letter Agreement between Greyrock Financial Group and APL Engineered
                 Materials, Inc. dated October 10, 1995*
      10.14      Lease Agreement dated January 1, 1996 by and between 32000 Aurora Road
                 Company, Ltd. and Venture Lighting International, Inc. (a wholly-owned subsidiary of the Company)*****
      10.15      Amended Lease Agreement dated September 30, 1992, by and between LR
                 Properties and Lighting Resources International, Inc.*
      10.16      Employment Agreement dated October 6, 1995, by and between the Company and
                 Wayne R. Hellman*
      10.17      Employment Agreement dated October 6, 1995, by and between the Company and
                 Louis S. Fisi*
      10.18      Settlement Agreement, Covenant Not To Sue and Mutual Release*
      10.19      Aircraft Lease Agreement between LightAir, Ltd., an Ohio limited liability company, of which Wayne R. Hellman owns 80% of the membership interests and
                 Louis S. Fisi owns 20% of the membership interests, and Levetz Investments,
                 Inc., an unrelated corporation engaged in the business of chartering aircraft and otherwise providing general aviation services ("Levetz
                 Investments"), dated as of January 22, 1996. (Form 10-Q Exhibit 10.1)**
      10.20      Aircraft Operating Agreement between Levetz Investments and Venture Lighting
                 International, Inc., a wholly-owned subsidiary of the Company, dated as of
                 January 22, 1996. (Form 10-Q Exhibit 10.2)**
      10.21      Aircraft Operating Agreement between Levetz Investments and APL Engineered
                 Materials, Inc., a wholly-owned subsidiary of the Company, dated as of
                 January 22, 1996. (Form 10-Q Exhibit 10.3)**
      10.22      Asset Purchase Agreement between Current Industries, Inc., Metal Halide
                 Controls, Inc. and Advanced Lighting Technologies, Inc. dated January 26,
                 1996. (Form 10-Q Exhibit 10.1)***
      10.23      Letter Agreement between Venture Lighting International, Inc. and the Bank of Nova Scotia dated March 11, 1996 regarding the purchase of capital stock and certain indebtedness of Spectro Electric, Inc. (Form 10-Q Exhibit
                 10.2)***
      10.24      Revolving Credit and Security Agreement between Advanced Lighting
                 Technologies, Inc. et al. and BNY Financial Corporation dated March 25,
                 1996, as amended*****
      10.25      Amendment No. 1 to Lease Agreement dated March 6, 1996, by and between 32000
                 Aurora Road Company, Ltd. and Venture Lighting International, Inc. (a
                 wholly-owned subsidiary of the Company)*****
      10.26      Aircraft Dry Lease Agreement dated as of May 27, 1997 by and between
                 LightAir, Ltd. and Advanced Lighting Technologies, Inc.*****
      11.1       Statement Re: Computation of Per Share Earnings*****
      21.0       List of subsidiaries, states of organization*****
      23.1       Consent of Ernst & Young LLP, Independent Auditors
      23.2       Consent of Cowden, Humphrey & Sarlson -- See Exhibit 5.1
      24.1       Powers of Attorney
      27         Financial Data Schedule*****


---------------


*         Incorporated by reference to Exhibit of same number in Company's Registration
          Statement on Form S-1, Registration No. 33-97902, Effective December 11, 1995.
**        Incorporated by reference to referenced Exhibit in Company's Quarterly Report on
          Form 10-Q for the Quarterly Period ended December 31, 1995.
***       Incorporated by reference to referenced Exhibit in Company's Quarterly Report on
          Form 10-Q for the Quarterly Period ended March 31, 1996.
****      Incorporated by reference to referenced Exhibit in Company's Quarterly Report on
          Form 10-Q for the Quarterly Period ended December 31, 1996.
*****     Previously filed.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for the purposes of determining any liability under the Securities Act of 1933 (the "Act"), the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT (FORM S-1, NO. 333-28529) TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEVELAND, STATE OF OHIO, ON JUNE 10, 1997.


                                        ADVANCED LIGHTING TECHNOLOGIES, INC.


                                        By:       /s/ WAYNE R. HELLMAN

                                           -------------------------------------

                                               Wayne R. Hellman,

                                             Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


               SIGNATURE                                  TITLE                       DATE
----------------------------------------  -------------------------------------  --------------

          /s/ WAYNE R. HELLMAN            Chief Executive Officer and Director   June 10, 1997
----------------------------------------
            Wayne R. Hellman

           /s/ LOUIS S. FISI              Executive Vice President and Director  June 10, 1997
----------------------------------------
             Louis S. Fisi

         /s/ NICHOLAS R. SUCIC            Chief Financial Officer, Vice          June 10, 1997
----------------------------------------  President and Treasurer (Chief
           Nicholas R. Sucic              Accounting Officer)

        /s/ THEODORE A. FILSON*           Director                               June 10, 1997
----------------------------------------
           Theodore A. Filson

          /s/ FRANCIS H. BEAM*            Director                               June 10, 1997
----------------------------------------
            Francis H. Beam

           /s/ SUSUMA HARADA*             Director                               June 10, 1997
----------------------------------------
             Susuma Harada

         /s/ A GORDON TUNSTALL*           Director                               June 10, 1997
----------------------------------------
           A Gordon Tunstall



* The undersigned, by signing his name hereto, does hereby execute this Amendment No. 1 to the Registration Statement on behalf of the above indicated officers and directors of Advanced Lighting Technologies, Inc. pursuant to Powers of Attorney executed by each such officer and director appointing the undersigned as attorney-in-fact and filed with the Securities and Exchange Commission.



                                        By:       /s/ WAYNE R. HELLMAN

                                           -------------------------------------

                                               Wayne R. Hellman,


                                             Attorney-in-Fact